As Filed Pursuant to Rule 424(b)(4)
Registration No. 333-150265
ARCELORMITTAL FINANCIAL SERVICES LLC
Solicitation of Consents to Amendments to Indenture in Respect of $422,500,000 Aggregate Principal Amount Outstanding of its
9 3/4% Senior Secured Notes Due 2014 (the “Notes”) (CUSIP No. 46489N AD 4; ISIN No. US46489NAD49)
Secured by $422,500,000 First Mortgage Bonds of ArcelorMittal USA Inc. (“ArcelorMittal USA”)

Consent Payment: $1.25 per $1,000 principal amount of Notes

Subject to the terms and conditions set forth in this Consent Solicitation Statement and Prospectus (this “Consent Solicitation Statement”) and the accompanying consent letter (the “Consent Letter”), ArcelorMittal Financial Services LLC, as successor issuer to Ispat Inland ULC, the original issuer of the Notes (the “Issuer”) is hereby soliciting (the “Solicitation”) consents (“Consents”) from the holders of record of the Notes (the “Holders”) as of 5:00 p.m., New York time, on April 22, 2008 (the “Record Date”).
The Solicitation seeks Consents to amend (the “Proposed Amendments”) certain provisions of (i) the Indenture dated as of March 25, 2004, as amended, governing the Notes (the “Indenture”), (ii) the First Mortgage dated April 1, 1928, as amended (the “Mortgage”), governing the Series Z First Mortgage Bonds and (iii) the Security Agreement, dated as of March 25, 2004 (the “Security Agreement”), entered into in connection with the issuance of the Notes. The Proposed Amendments will, among other things, permit us to re-establish a “tower” financing structure similar to that which existed at the time of the initial issuance of the Notes.
The Solicitation is being made upon the terms and is subject to the conditions set forth in this Consent Solicitation Statement and in the Consent Letter. Approval of the Proposed Amendments requires Consents from Holders of a majority in outstanding principal amount of the Notes (the “Requisite Consents”). The Issuer will pay to Holders a consent fee (the “Consent Payment”) of $1.25 for each $1,000 principal amount of Notes with respect to which such Holders have properly delivered valid and unrevoked Consents prior to the Expiration Date (as defined herein), provided that the conditions set forth in this Consent Solicitation Statement are satisfied or otherwise waived.
The Proposed Amendments constitute a single proposal, and a consenting Holder must consent to the adoption of the Proposed Amendments as an entirety and may not consent selectively to certain Proposed Amendments. Accordingly, a Consent delivered by a Holder purporting to consent only to some of the Proposed Amendments will be treated as a Consent by such Holder to all of the Proposed Amendments.
The Solicitation will commence on April 23, 2008 and will expire at 5:00 p.m., New York time, on May 21, 2008, unless extended or earlier terminated by the Issuer (this date and time, as it may be extended, the “Expiration Date”). The Issuer may, prior to the satisfaction or waiver of the conditions set forth in this Consent Solicitation Statement and subject to applicable law, terminate the Solicitation or extend the Solicitation for a specified period or on a daily basis. Only a holder of record on the Record Date, in respect of which there has been delivered a valid Consent prior to the Expiration Date (which has not been properly revoked), will be entitled to receive the Consent Payment.
Consents may be revoked at any time prior to the execution of the Supplemental Indenture (such time referred to herein as the “Execution Time”). Any notice of revocation received after the Execution Time will not be effective, even if received prior to the Expiration Date. See “The Solicitation Terms — Revocation of Consents”. Promptly following the receipt of the Requisite Consents, the Issuer, LaSalle Bank National Association (the “Trustee”), ArcelorMittal USA Partnership (the “Successor Issuer”), the New Finco Guarantors (as hereinafter defined) and the Guarantors (as defined in the Indenture) may execute a Supplemental Indenture for the Notes substantially in the form set forth in Exhibit A attached hereto (the “Supplemental Indenture”). The Supplemental Indenture will become effective upon execution, but the Proposed Amendments will become operative only upon payment of the Consent Payment. Once the Proposed Amendments become operative, each present and future Holder of the Notes will be bound by the Proposed Amendments, whether or not such Holder delivered a Consent. For a description of the Proposed Amendments, see “The Proposed Amendments”.
None of the Issuer, the Guarantors, the Trustee, the Solicitation Agent, the Tabulation Agent or the Information Agent makes any recommendation as to whether or not Holders should deliver Consents in response to the Solicitation. Each Holder must make his, her or its own decision as to whether to deliver Consents and, if so, as to how many Consents to deliver.
In connection with the Solicitation, Citigroup Global Markets Inc. is serving as the Solicitation Agent (the “Solicitation Agent”) and Global Bondholder Services Corporation is serving as the Tabulation Agent (the “Tabulation Agent”) and the Information Agent (the “Information Agent”). Questions concerning the terms of the Solicitation should be directed to the Solicitation Agent at the address or telephone number set forth on the back cover page of this Consent Solicitation Statement. Requests for assistance in completing and delivering the Consent Letter or requests for additional copies of this Consent Solicitation Statement, the Consent Letter or other related documents should be directed to the Information Agent at the address or telephone number set forth on the back cover page of this Consent Solicitation Statement.
The Solicitation Agent for the Solicitation is:
Citi
April 23, 2008

     This Consent Solicitation Statement incorporates important business and financial information about ArcelorMittal (and its predecessor Mittal Steel Company N.V.), ArcelorMittal USA Inc. (formerly Mittal Steel USA Inc.) and the other co-registrants from other documents that are not included in or delivered with this document. These documents are identified under the section entitled “Incorporation of Certain Documents by Reference” and may be obtained at Securities and Exchange Commission’s (the “SEC”) website, http://www.sec.gov. This information is also available to you without charge upon your written or oral request as described below:
ArcelorMittal
19, Avenue de la Liberté
L-2930 Luxembourg
Grand Duchy of Luxembourg
+352 4792-1
Attention: Investor Relations
     In order for you to receive timely delivery of documents incorporated by reference prior to the expiration of the Solicitation, we should receive your request by no later than May 14, 2008.

i

IMPORTANT INFORMATION
          This Consent Solicitation Statement contains or refers to important information that you should read carefully before you make any decision with respect to delivery of a Consent pursuant to the Solicitation. Holders are requested to read and carefully consider the information contained or incorporated by reference herein and to give their Consent to the Proposed Amendments by properly completing, executing and delivering the accompanying Consent Letter in accordance with the instructions set forth herein and therein.
          Notwithstanding anything to the contrary set forth in this Consent Solicitation Statement, and except for an extension of the Solicitation in the event of an amendment, waiver or modification of the Solicitation in a manner that is deemed to be material and subject to applicable law, the Issuer reserves the right, in its sole discretion, at any time prior to the Execution Time to: (i) waive any condition to the Solicitation and accept all Consents previously given pursuant to the Solicitation; (ii) extend the Expiration Date and, unless otherwise provided in this Consent Solicitation Statement, retain all Consents delivered pursuant to the Solicitation; (iii) amend the terms of the Solicitation in any respect; (iv) terminate the Solicitation and not accept any Consents; or (v) modify the form or amount of the consideration to be paid pursuant to the Solicitation. See “The Solicitation Terms — Expiration Date; Extensions; Amendment”.
          Holders who wish to Consent must deliver their properly completed and executed Consent Letter to the Tabulation Agent prior to the Expiration Date at the address or facsimile number (with an original delivered subsequently) set forth on the back cover page of this Consent Solicitation Statement and in the Consent Letter in accordance with the instructions set forth herein and therein. Consents should not be delivered to the Issuer, the Guarantors, the Trustee, the Solicitation Agent or the Information Agent. However, the Issuer reserves the right to accept any Consent received by it, the Guarantors, the Trustee, the Solicitation Agent or the Information Agent. Under no circumstances should any person tender or deliver Notes to the Issuer, the Guarantors, the Trustee, the Solicitation Agent, the Information Agent or the Tabulation Agent at any time.
          The delivery of a Consent to the Proposed Amendments will not affect a Holder’s right to sell or transfer the Notes. Only Holders of record as of the Record Date, or their duly designated proxies, including, for the purposes of this Consent Solicitation, DTC Participants (as defined below), may submit a Consent Letter. A duly executed Consent Letter shall bind the Holder(s) executing the same and any subsequent Holder or transferee of the Notes to which such Consent Letter relates. No consent will be valid or effective for more than 120 days from the Record Date.
          As of the Record Date, all of the Notes were held through The Depository Trust Company (“DTC”) by participants in DTC (“DTC Participants”).
          Notwithstanding anything to the contrary contained or incorporated by reference herein or in any other document related to the Solicitation, if the Requisite Consents are not received and the Supplemental Indenture is not executed, then the Proposed Amendments will not become operative and the Issuer will not pay the Consent Payment to any Holder. The obligation to make the Consent Payment with respect to the Notes is also subject to the satisfaction or waiver of the conditions set forth in this Consent Solicitation Statement. See “The Solicitation Terms — Conditions to the Solicitation”.
          Recipients of this Consent Solicitation Statement and the accompanying materials should not construe the contents hereof or thereof as legal, business or tax advice. Each recipient should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning the Solicitation.
          Terms used in this Consent Solicitation Statement that are not otherwise defined herein have the meanings set forth in the indenture dated as of March 25, 2004, as amended and supplemented by the First Supplemental Indenture dated as of September 16, 2004, the Second Supplemental Indenture dated as of March 14, 2005, the Third Supplemental Indenture dated as of December 31, 2005, the Fourth Supplemental Indenture dated as of December 31, 2005, the Fifth Supplemental Indenture dated as of December 31, 2006, the Sixth Supplemental Indenture dated as of September 3, 2007, the Seventh Supplemental Indenture dated as of November 13, 2007 and the Eighth Supplemental Indenture dated as of December 28, 2007, among the Issuer, the Guarantors and the Trustee.

          No person has been authorized to give any information or make any representations other than those contained in this Consent Solicitation Statement and, if given or made, such information or representations must not be relied upon as having been authorized by the Issuer, the Guarantors, the Solicitation Agent, the Tabulation Agent, the Information Agent or any other person. The Solicitation is not being made to, and no Consents are being solicited from, Holders in any jurisdiction in which it is unlawful to make such solicitation or grant such Consents. The statements made in this Consent Solicitation Statement are made as of the date hereof, and delivery of this Consent Solicitation Statement and the accompanying materials at any time does not imply that the information herein or therein is correct as of any subsequent date.
          The information contained or incorporated by reference in this Consent Solicitation Statement is based upon information provided solely by the Issuer. The Solicitation Agent has not independently verified and does not make any representation or warranty, express or implied, or assume any responsibility, as to the accuracy or adequacy of the information contained or incorporated by reference herein.
          Questions concerning the terms of the Solicitation should be directed to the Solicitation Agent at the address or telephone number set forth on the back cover page of this Consent Solicitation Statement. Requests for assistance in completing and delivering the Consent Letter or requests for additional copies of this Consent Solicitation Statement, the Consent Letter or other related documents should be directed to the Information Agent at the address or telephone number set forth on the back cover page of this Consent Solicitation Statement. In order to ensure timely delivery of additional copies of this Consent Solicitation Statement, any request should be made no less than five business days prior to the Expiration Date. The term “business day” in this Consent Solicitation Statement means any day other than a Saturday, Sunday or a federal holiday in the United States.
PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION
Financial Information
     ArcelorMittal
          This Consent Solicitation Statement incorporates by reference the audited consolidated financial statements of ArcelorMittal (of which Mittal Steel Company N.V. is the predecessor) and its consolidated subsidiaries (“ArcelorMittal”), including the consolidated balance sheets as of December 31, 2006 and 2007, and the consolidated statements of income, changes in equity and cash flows for each of the years ended December 31, 2005, 2006 and 2007, which we refer to as the ArcelorMittal Consolidated Financial Statements. The ArcelorMittal Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).
          ArcelorMittal’s significant acquisitions in 2005, 2006 and 2007, including in particular Arcelor, International Steel Group Inc., Kryvorizhstal and Sicartsa, have been accounted for using the purchase method of accounting, with ArcelorMittal as the acquiring entity in accordance with IFRS 3 (“Business Combinations”).
     General
          The financial information and certain other information presented in a number of tables included or incorporated in this Consent Solicitation Statement have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables included or incorporated in this Consent Solicitation Statement reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.
          In this document, references to “$”, “dollars”, “USD” or “U.S. dollars” are to United States dollars.

Market Information
          This Consent Solicitation Statement includes or incorporates by reference industry data and projections about ArcelorMittal’s and ArcelorMittal USA’s markets obtained from industry surveys, market research, publicly available information and industry publications. Statements on ArcelorMittal’s or ArcelorMittal USA’s competitive position contained or incorporated by reference in this Consent Solicitation Statement are based primarily on public sources including, but not limited to, publications of the International Iron and Steel Institute. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable and that the projections they contain are based on a number of significant assumptions. We have not independently verified this data or determined the reasonableness of such assumptions. In addition, in many cases, each of ArcelorMittal and ArcelorMittal USA has made statements in this Consent Solicitation Statement regarding its industry and its position in its industry based on internal surveys, industry forecasts, market research and its own experience. While these statements are believed to be reliable, they have not been independently verified.
Internet Sites
          ArcelorMittal maintains an Internet site: www.arcelormittal.com. Information contained in or otherwise accessible through this Internet site is not a part of this Consent Solicitation Statement unless otherwise specifically incorporated by reference in this Consent Solicitation Statement, as described in “Incorporation of Certain Documents by Reference”.

FORWARD-LOOKING STATEMENTS
          This Consent Solicitation Statement and the documents incorporated by reference in this Consent Solicitation Statement contain forward-looking statements based on estimates and assumptions. Forward-looking statements include, among other things, statements concerning the business, future financial condition, results of operations and prospects of ArcelorMittal, including its acquired subsidiaries. These statements usually contain the words “believes”, “plans”, “expects”, “anticipates”, “intends”, “estimates” or other similar expressions. For each of these statements, you should be aware that forward-looking statements involve known and unknown risks and uncertainties. Although it is believed that the expectations reflected in these forward-looking statements are reasonable, there is no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected effects on the business, financial condition, results of operations or prospects of ArcelorMittal.
          These forward-looking statements speak only as of the date on which the statements were made, and no obligation has been undertaken to publicly update or revise any forward-looking statements made in this Consent Solicitation Statement or elsewhere as a result of new information, future events or otherwise, except as required by applicable laws and regulations. In addition to the factors described in ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2007, the other documents filed with or furnished to the SEC from time to time or the other factors and matters contained or incorporated by reference in this Consent Solicitation Statement, it is believed that the following factors, among others, could cause actual results to differ materially from those discussed in the forward-looking statements:
•	ArcelorMittal’s ability to manage its growth;

•	ArcelorMittal’s ability fully to realize anticipated cost savings, revenue enhancements and other benefits from the acquisition by Mittal Steel of Arcelor;

•	Mr. Lakshmi N. Mittal’s ability to exercise significant influence over the outcome of shareholder voting;

•	any loss or diminution in the services of Lakshmi N. Mittal, ArcelorMittal’s President of the Board of Directors and Chief Executive Officer;

•	any downgrade of ArcelorMittal’s credit rating;

•	ArcelorMittal’s ability to operate within the limitations imposed by its financing arrangements;

•	ArcelorMittal’s ability to refinance existing debt and obtain new financing on acceptable terms to finance its growth;

•	mining risks;

•	the risk that non-fulfillment or breach of transitional arrangements may result in the recovery of aid granted to some of ArcelorMittal’s subsidiaries;

•	ArcelorMittal’s ability to fund under-funded pension liabilities;

•	increased cost of wages and the risk of labor disputes;

•	general economic conditions, whether globally, nationally or in the markets in which ArcelorMittal conducts business;

•	the risk of disruption or volatility in the economic, political or social environment in the countries in which ArcelorMittal conducts business;

v

•	fluctuations in currency exchange rates, commodity prices, energy prices and interest rates;

•	the risk of disruptions to ArcelorMittal’s operations;

•	the risk of unfavorable changes to, or interpretations of, the tax laws and regulations in the countries in which ArcelorMittal operates;

•	the risk that ArcelorMittal may not be able to fully utilize its deferred tax assets;

•	damage to ArcelorMittal’s production facilities due to natural disasters;

•	the risk that ArcelorMittal’s insurance policies may provide limited coverage;

•	the risk of product liability claims adversely affecting ArcelorMittal’s operations;

•	international trade actions or regulations;

•	the risk that U.S. investors may have difficulty enforcing civil liabilities against ArcelorMittal and its directors and senior management;

•	the risk that a downturn in global economic conditions may have an adverse effect on the results of ArcelorMittal;

•	ArcelorMittal’s ability to operate successfully within a cyclical industry;

•	the risk that changes in demand for and supply of steel products in China and other developing economies may result in falling steel prices;

•	the risk of significant supply shortages and increasing costs of raw materials, energy and transportation;

•	increased competition from substitute materials, such as aluminum; and

•	legislative or regulatory changes, including those relating to protection of the environment and health and safety, and those resulting from international agreements and treaties related to trade, accession to the European Union (“EU”) or otherwise.

INDICATIVE SOLICITATION TIMETABLE
          Holders of Notes should take note of the dates and times set forth in the schedule below in connection with the Solicitation. These dates and times may be changed by the Issuer in accordance with the terms and conditions of the Solicitation, as described herein.

Date	Calendar Date	Event
Record Date	April 22, 2008, at 5:00 p.m., New York time.	The date fixed by the Issuer as the date for the determination of Holders entitled to give Consents and receive the Consent Payment.

Launch Date	April 23, 2008.	Launch of the Solicitation.

Expiration Date	May 21, 2008, at 5:00 p.m., New York time, unless extended or earlier terminated.	The deadline for Holders to deliver Consents in order to receive the Consent Payment.

Execution Time	The time at which the Supplemental Indenture is executed in accordance with its terms following receipt of the Requisite Consents. The Execution Time may occur prior to the Expiration Date if the Requisite Consents are received prior to the Expiration Date.	The deadline for Holders to validly revoke Consents. A Holder who validly revokes its Consent will not be eligible to receive the Consent Payment.

Payment Date	Expected to be May 22, 2008, if the Solicitation is not extended or earlier terminated.	The date the Tabulation Agent will make the Consent Payment on behalf of the Issuer for all Consents validly delivered and not validly revoked prior to the Expiration Date.

SUMMARY
          This summary highlights information contained elsewhere or incorporated by reference in this Consent Solicitation Statement. This summary may not contain all of the information that is important to you, and it is qualified in its entirety by the more detailed information and historical consolidated financial statements, including the notes to those financial statements, that are included or incorporated by reference in this Consent Solicitation Statement. You should carefully read the entire Consent Solicitation Statement and the information incorporated by reference herein before making an investment decision.
          Unless otherwise indicated in this Consent Solicitation Statement or unless the context otherwise requires: the terms “we”, “us”, “our”, the “Company” and “ArcelorMittal USA” refer to ArcelorMittal USA Inc. and its consolidated subsidiaries (except with respect to the guarantee of the Notes, in which case such terms refer only to ArcelorMittal USA Inc.); “ArcelorMittal” or “Parent” refers to ArcelorMittal (or its predecessor Mittal Steel Company N.V., which is referred to herein as Mittal N.V.) and its subsidiaries (except with respect to the guarantee of the Notes, in which case it refers only to ArcelorMittal or its predecessor, as applicable); and “Issuer” refers to ArcelorMittal Financial Services LLC, as successor issuer to Ispat Inland ULC, the original issuer of the Notes.
ArcelorMittal Financial Services LLC
          ArcelorMittal Financial Services LLC is the issuer of the Notes. The Issuer is a limited liability company that was recently formed under the laws of Delaware and is an indirect wholly owned subsidiary of ArcelorMittal. The Issuer is a limited purpose finance company and, except for $422.5 million in aggregate principal amount of Series Z First Mortgage Bonds of ArcelorMittal USA due April 2014, and $90 million of Series A 8% Preferred Stock of ArcelorMittal USA, it has no material assets or liabilities. The Issuer’s principal executive offices are located at 1 S. Dearborn, 19th Floor, Chicago, Illinois 60603. Its telephone number at that address is +1 (312) 899-3400.
ArcelorMittal USA Partnership
          ArcelorMittal USA Partnership, an indirect, wholly owned subsidiary of ArcelorMittal, is a partnership that was recently formed under the laws of Delaware for the purpose of becoming the successor issuer of the Notes following the completion of a Permitted Finco Reconstitution Transaction (as defined in “The Proposed Amendments — Proposed Amendments to the Indenture”). ArcelorMittal USA Partnership’s principal executive offices are located at 1 S. Dearborn, 19th Floor, Chicago, Illinois 60603. Its telephone number at that address is +1 (312) 899-3400.
ArcelorMittal USA
          ArcelorMittal USA Inc., formerly Mittal Steel USA Inc., has guaranteed the Notes and is the issuer of the Series Z First Mortgage Bonds that, following the Permitted Finco Collapse Transaction concluded on December 28, 2007, have been pledged by ArcelorMittal Financial Services LLC to secure the Notes. Payments on the Series Z First Mortgage Bonds by ArcelorMittal USA are used to make payments on the Notes.
          ArcelorMittal USA is one of North America’s largest steelmakers and serves a broad U.S. manufacturing base. ArcelorMittal USA is an indirect wholly owned subsidiary of ArcelorMittal, the world’s largest and most global steel company. On April 15, 2005, ArcelorMittal’s predecessor acquired International Steel Group Inc. and was renamed Mittal Steel USA ISG Inc. Effective December 31, 2005, Mittal Steel USA ISG Inc. merged with another subsidiary of ArcelorMittal’s predecessor, Ispat Inland Inc. Mittal Steel USA ISG Inc. was the surviving subsidiary and was renamed Mittal Steel USA Inc. (which was subsequently renamed ArcelorMittal USA Inc.). Both companies were indirect wholly owned subsidiaries of ArcelorMittal’s predecessor, Mittal N.V. As of December 31, 2007, ArcelorMittal USA had operations in 13 states of the United States with an annual raw steel production capability of approximately 27.0 million net tons.
          ArcelorMittal USA’s principal products include a broad range of hot-rolled, cold-rolled and coated sheets, tin mill products, carbon and alloy plates, wire rod, rail products, bars and semi-finished shapes to serve the automotive, construction, pipe and tube, appliance, container and machinery markets. All of these products are available in standard carbon grades as well as high strength, low alloy grades for more demanding applications. For the year ended December 31, 2007, ArcelorMittal USA had revenue of $12.8 billion and net income of $386 million.

          ArcelorMittal USA’s principal executive offices are located at 1 S. Dearborn, 19th Floor, Chicago, Illinois 60603. Its telephone number at that address is +1 (312) 899-3400.
ArcelorMittal
          ArcelorMittal has guaranteed the Notes. ArcelorMittal is the world’s largest and most global steel producer. It results from the combination in 2006 of Mittal N.V. and Arcelor, a société anonyme incorporated under Luxembourg law, which was acquired by Mittal N.V. on August 1, 2006, at the time respectively the world’s largest and second largest steel companies by production volume.
          ArcelorMittal produces a broad range of high-quality finished, semi-finished carbon steel products and stainless steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, long products, including bars, rods and structural shapes, and stainless steel products. ArcelorMittal sells its products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 170 countries, including the automotive, appliance, engineering, construction and machinery industries.
          ArcelorMittal is the largest steel producer in the Americas, Africa, and Europe, the second largest producer in the Commonwealth of Independent States (the “CIS”) and it has a growing presence in Asia, particularly China. ArcelorMittal has steelmaking operations in 20 countries on four continents, including 65 integrated, mini-mill and integrated mini-mill steelmaking facilities. As of December 31, 2007, ArcelorMittal had approximately 311,000 employees.
          ArcelorMittal operates its business in six reportable operating segments: Flat Carbon Americas; Flat Carbon Europe; Long Carbon Americas and Europe; Asia, Africa and CIS; Stainless Steel; and ArcelorMittal Steel Solutions and Services (trading and distribution). ArcelorMittal’s steelmaking operations have a high degree of geographic diversification. Approximately 35% of its steel is produced in the Americas, approximately 46% is produced in Europe and approximately 19% is produced in other countries, such as Kazakhstan, Algeria, Morocco and South Africa. In addition, ArcelorMittal’s sales are spread over both developed and developing markets, which have different consumption characteristics.
          For the year ended December 31, 2007, ArcelorMittal had sales of approximately $105.2 billion, steel shipments of approximately 109.7 million tonnes and crude steel production of approximately 116.4 million tonnes. “Tonnes” are metric tonnes and are used in measurements involving iron ore, iron ore pellets, direct reduced iron, hot metal, coke, coal, pig iron and scrap. A metric tonne is equal to 1,000 kilograms or 2,204.62 pounds. ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2007, was $10.4 billion, or $7.41 per share. As of December 31, 2007, ArcelorMittal had equity of $61.5 billion, total debt of $30.6 billion and cash and cash equivalents, including restricted cash, of $8.1 billion.
          ArcelorMittal’s shares are listed and traded on the NYSE (symbol “MT”), are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (symbol “MTL”), and are admitted to listing and trading on Euronext Amsterdam by NYSE Euronext (symbol “MT”), Euronext Brussels by NYSE Euronext (symbol “MTBL”), Euronext Paris by NYSE Euronext (symbol “MTP”) and the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (symbol “MTS”).
          ArcelorMittal’s principal executive offices are located at 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg. Its telephone number at that address is +352 4792-2414.
Permitted Finco Collapse Transaction
          On December 28, 2007, we concluded a Permitted Finco Collapse Transaction within the meaning of the Indenture. The Permitted Finco Collapse Transaction had, among other things, the following effects:
•	ArcelorMittal Financial Services LLC became the Issuer of the Notes and was substituted for Ispat Inland ULC (the original issuer of the Notes) for all purposes under the Indenture and the pledge agreement by and among the Issuer, the Finco Guarantors (ArcelorMittal Partnership (formerly Ispat Inland, L.P.), 3019693 Nova Scotia U.L.C. and ArcelorMittal Finance LLC (formerly Ispat Inland Finance, LLC)) (collectively, the “Pledgors”), and the Trustee (the “Pledge Agreement”), and Ispat Inland ULC was released from its obligations under the Indenture and the Pledge Agreement;

•	the Series Z First Mortgage Bonds issued by ArcelorMittal USA to ArcelorMittal Finance LLC (formerly Ispat Inland Finance, LLC) in connection with the original issuance of the Notes, and the payments on which are used to make payments on the Notes, as well as $90 million of Series A 8% Preferred Stock of ArcelorMittal USA, were transferred to ArcelorMittal Financial Services LLC and pledged to the Trustee as Collateral for the Notes;

•	the rate of interest on the Series Z First Mortgage Bonds was reduced by 0.5%;

•	the covenants set forth in Section 4.19 of the Indenture, which limited the activities of the Issuer and the Finco Guarantors (ArcelorMittal Partnership (formerly Ispat Inland, L.P.), 3019693 Nova Scotia U.L.C. and ArcelorMittal Finance LLC (formerly Ispat Inland Finance, LLC)) ceased to apply, and the covenants set forth in Section 4.20 of the Indenture restricting the activities of the Issuer following the conclusion of the Permitted Finco Collapse Transaction became operative. See “Description of the Notes — Covenants of the Issuer Following a Permitted Finco Collapse Transaction”;

•	each of the Finco Guarantors was released from its respective obligation to guarantee the Notes; and

•	in accordance with the Indenture, all remaining property or assets of the Finco Guarantors constituting a portion of the Collateral securing the Notes were released from the Lien (as defined in the Indenture) of the Pledge Agreement, after which the Finco Guarantors may be dissolved.
          See “Description of the Notes — Certain Definitions — Permitted Finco Collapse Transaction” for a more detailed description of the Permitted Finco Collapse Transaction.

The Consent Solicitation

The Issuer	ArcelorMittal Financial Services LLC, as successor issuer to Ispat Inland ULC, the original issuer of the Notes.

The Notes	9 3/4% Senior Secured Notes due 2014 of ArcelorMittal Financial Services LLC issued under the Indenture.

Consent Solicitation Statement	Consent Solicitation Statement and Prospectus dated April 23, 2008.

Purpose of the Solicitation	The Issuer is soliciting Consents of Holders to the Proposed Amendments. The Proposed Amendments will, among other things, permit us to re-establish a “tower” financing structure similar to that which existed at the time of the initial issuance of the Notes. See “The Proposed Amendments”.

The Proposed Amendments	The Proposed Amendments to the Indenture will be set forth in the Supplemental Indenture, which is expected to be executed by the Issuer, the Successor Issuer, the Guarantors, the New Finco Guarantors and the Trustee following receipt of the Requisite Consents. If (i) the Requisite Consents are obtained, and (ii) the Proposed Amendments become operative, all Holders of the Notes (including Holders that do not deliver a Consent) will be bound by the Proposed Amendments. The Proposed Amendments will not become operative, however, until the Consent Payment has been made. See “The Proposed Amendments”.

Specifically, the Proposed Amendments would, among other things, add a new definition to the Indenture entitled “Permitted Finco Reconstitution Transaction”. We expect that the Permitted Finco Reconstitution Transaction, which we intend to consummate once the Proposed Amendments become operative, would have the following effects:

• the capital stock of the Issuer would be transferred to ArcelorMittal USA Partnership, a newly formed Delaware partnership that we refer to as the Successor Issuer;

• the Issuer would merge with and into the Successor Issuer, with the Successor Issuer being the survivor of such merger;

• the Successor Issuer would become the successor issuer of the Notes and assume all obligations of the Issuer with respect thereto;

•     the Successor Issuer’s newly formed Nova Scotia unlimited company subsidiary, 3222193 Nova Scotia Company, which we refer to as New Finco Guarantor #1, would guarantee the Notes, but would not have any material assets or liabilities other than the equity in its subsidiary referred to below;

•     New Finco Guarantor #1’s newly formed Delaware limited liability company subsidiary, ArcelorMittal Finance LLC, which we refer to as New Finco Guarantor #2, would guarantee the Notes, but would not have any material assets or liabilities other than the Series Z First Mortgage Bonds and $90 million of Series A 8% Preferred Stock of ArcelorMittal USA;

•     the Successor Issuer would cause the Series Z First Mortgage Bonds, as well as $90 million of Series A 8% Preferred Stock of ArcelorMittal USA, to be transferred to New Finco Guarantor #2 and pledged to the Trustee as collateral for the Notes;

• the capital stock of the Successor Issuer, as well as the capital stock of each New Finco Guarantor, would be pledged to the Trustee as collateral for the Notes;

• the rate of interest on the Series Z First Mortgage Bonds would be increased by 1.0%, unless and until the “tower” were to be collapsed in accordance with the Indenture, as amended;

•     in the event that any portion of the Series Z First Mortgage Bonds are prepaid prior to April 1, 2014, the rate of interest payable on the Series Z First Mortgage Bonds would be amended to provide for an additional payment equal to the sum of (x) the unamortized loan finance fees from the 2004 refinancing of the Issuer’s predecessor company, Ispat Inland ULC, which are allocable to the portion of the Series Z First Mortgage Bonds so prepaid and (y) the amount of transaction costs incurred in respect of the Permitted Finco Collapse Transaction or Permitted Finco Reconstitution Transaction occurring on or prior to such date; and,

•     the covenants set forth in Section 4.19 of the Indenture, which restrict the activities of the Issuer following the Permitted Finco Reconstitution Transaction, but prior to any subsequent Permitted Finco Collapse Transaction, would again become operative and the covenants set forth in Section 4.20 of the Indenture would cease to apply.

From a credit impact perspective, we do not believe that the holders of the Notes will be adversely impacted as a result of the Permitted Finco Reconstitution Transaction because the collateral, as well as the current guarantors of the Notes, will be substantially similar after the consummation of the Permitted Finco Reconstitution Transaction. Specifically, after the Permitted Finco Reconstitution Transaction, (i) ArcelorMittal and ArcelorMittal USA (and its significant subsidiaries) will continue to be guarantors of the Notes, (ii) the Series Z First Mortgage Bonds and $90 million of Series A 8% Preferred Stock of ArcelorMittal USA will continue to be pledged to the Trustee as collateral for the Notes and (iii) ArcelorMittal USA’s guarantee of the Notes will continue to be secured by a second priority security interest in certain inventory. In addition, the interest rate applicable to the Series Z First Mortgage Bonds, which is currently equal to the interest rate on the Notes (having been reduced by 50 basis points per annum as a result of the Permitted Finco Collapse Transaction), will be increased by 1.0% per annum as part of the Permitted Finco Reconstitution Transaction. In addition, as was the case with respect to the entities in the “tower” financing structure that existed prior to the Permitted Finco Collapse Transaction, the entities in the new “tower” financing structure (other than the Successor Issuer) will guaranty the Notes on the same terms and conditions as the prior entities and will be subject to restrictions on their activities substantially similar to those restrictions that applied to the entities prior to the Permitted Finco Collapse Transaction. In addition, the covenants applicable to ArcelorMittal USA and its subsidiaries under the Indenture will not be changed.

Because the “tower” financing structure following the consummation of the Permitted Finco Reconstitution Transaction will differ from the structure that existed prior to the Permitted Finco Collapse Transaction, certain of the intercompany obligations that existed prior to the Permitted Finco Collapse transaction will not be replicated in the new “tower” financing structure and will not be pledged as collateral following the Permitted Finco Reconstitution Transaction. Such obligations include the Finco Mirror Note (as defined in “Description of the Notes — Background”) that was payable to the Issuer by ArcelorMittal Partnership (formerly Ispat Inland, L.P.), a $9.0 million note owing from the Issuer to ArcelorMittal Partnership, and a $97.5 million note owing from 3019693 Nova Scotia ULC to ArcelorMittal Partnership.

The Proposed Amendments also include:

•     amendments to the definition of Qualified Securitization Transaction in the Indenture so that we may, even when we are not in a Suspension Period (which, as defined in the Indenture, renders certain covenants inapplicable) as is currently the case, sell Receivables and Related Assets or Inventory and Related Assets (as such terms are defined in the Indenture) to any person and not just to a securitization subsidiary as the Indenture currently contemplates;

•     amendments to the Security Agreement to clarify that, in addition to unsecured receivables and receivables secured by a pool of assets, which are already excluded from the Collateral securing the Notes, the Collateral securing the Notes also does not extend to a receivable secured by specific goods to the extent constituting “Chattel Paper” within the meaning of the Uniform Commercial Code in effect in the State of New York (the “UCC”); and

•     amendments to the Mortgage and Series Z First Mortgage Bonds that (i) provide for the addition of ArcelorMittal and substantially all of the domestic subsidiaries of ArcelorMittal USA as additional guarantors of the Series Z First Mortgage Bonds, (ii) provide for additional interest in the amount of 1.0% per annum after a Permitted Finco Reconstitution Transaction has occurred, but prior to the subsequent occurrence of a Permitted Finco Collapse Transaction and (iii) provide that in the event that any portion of the Series Z First Mortgage Bonds are prepaid prior to April 1, 2014, the rate of interest payable on the Series Z First Mortgage Bonds would be amended to provide for an additional payment equal to the sum of (x) the unamortized loan finance fees from the 2004 refinancing of the Issuer’s predecessor company, Ispat Inland ULC, which are allocable to the portion of the Series Z First Mortgage Bonds so prepaid and (y) the amount of transaction costs incurred in respect of the Permitted Finco Collapse Transaction or Permitted Finco Reconstitution Transaction occurring on or prior to such date.

Requisite Consents	The Requisite Consents for the Notes means the receipt of valid, unrevoked Consents from a majority in aggregate principal amount of the Notes outstanding; provided that, for purposes of determining whether any such requisite principal amount of Notes have given their Consent, Notes owned by the Issuer, or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer, will be considered as though not outstanding.

Consent Payment	If the Payment Conditions (as defined below) are satisfied or otherwise waived with respect to the Notes, the Issuer will pay or cause to be paid promptly to each Holder who delivered a valid and unrevoked Consent to the Tabulation Agent prior to the Expiration Date a one-time cash payment of $1.25 for each $1,000 principal amount of Notes held by such Holder in respect of which a valid and unrevoked Consent was delivered (the “Consent Payment”).

The obligation of the Company to make the Consent Payment with respect to the Notes is subject to the following conditions: (i) the execution by the Issuer, the Successor Issuer, the New Finco Guarantors, the Guarantors and the Trustee of the Supplemental Indenture implementing the Proposed Amendments following receipt of the Requisite Consents; and (ii) the satisfaction of the General Conditions set forth in “The Solicitation Terms — Conditions to the Solicitation” (collectively, the “Payment Conditions”).

The right to receive a Consent Payment is not transferable with a Note. The Issuer will make Consent Payments only to the persons who were Holders on the Record Date and who have delivered valid and unrevoked Consents prior to the Expiration Date pursuant to the terms hereof.

Record Date	The “Record Date” is 5:00 p.m., New York time, on April 22, 2008. Such date has been fixed by the Issuer as the date for the determination of Holders entitled to give Consents and receive the Consent Payment, if payable, pursuant to the Solicitation. The Issuer reserves the right to establish, from time to time but in all cases prior to receipt of the Requisite Consents, any new date as such Record Date and, thereupon, any such new date will be deemed to be the Record Date for purposes of the Solicitation.

Expiration Date	The “Expiration Date” is 5:00 p.m., New York time, on May 21, 2008, unless the Solicitation is extended by the Issuer, in which case the term “Expiration Date” will mean the latest date and time to which the Solicitation is extended. The Issuer may extend the Solicitation for a specified period or on a daily basis, regardless of whether the Requisite Consents have been obtained.

Execution Time	The time at which the Supplemental Indenture is executed in accordance with its terms. Promptly following the receipt of the Requisite Consents, the Issuer, the Successor Issuer, the Guarantors and the New Finco Guarantors may, but are not required to, execute the Supplemental Indenture containing the Proposed Amendments to the Indenture with the Trustee. The Supplemental Indenture will become effective upon its execution (subject to compliance with the conditions set forth in the Indenture), but the Proposed Amendments will become operative only upon payment of the Consent Payment. The Execution Time may occur prior to the Expiration Date if the Requisite Consents are received prior to that time. Consents may not be revoked after the Execution Time, even if such purported revocation occurs before the Expiration Date.

Procedure for Delivering Consents	Holders who wish to consent to the Proposed Amendments should deliver one or more properly completed Consent Letters signed by or on behalf of such Holder by mail, hand delivery, overnight courier or by facsimile transmission to the Tabulation Agent at its address or facsimile number set forth on the back cover page of this Consent Solicitation Statement. The Issuer shall have the right to determine whether any purported Consent satisfies the requirements of this Consent Solicitation Statement and the Indenture, and any such determination shall be final and binding on the Holder who delivered such Consent or purported Consent.

Consent Letters must be delivered to the Tabulation Agent prior to the Expiration Date. Only registered owners of Notes as of the Record Date or their duly designated proxies, including, for the purposes of the Solicitation, DTC Participants that have been granted a proxy by the registered Holder, are eligible to consent to the Proposed Amendments and receive the Consent Payment. See “The Solicitation Terms — Procedures for Delivering Consents”.

Holders	For purposes of the Solicitation, the term “Holder” means (i) any person in whose name a Note is registered in the registry maintained by the Registrar at 5:00 p.m., New York time, on the Record Date (the “Record Holder”) and (ii) any other person who has obtained a proxy in a form reasonably acceptable to the Issuer that authorizes such other person (or person claiming title by or through such other person) to vote Notes on behalf of such Record Holder. Accordingly, for purposes of the Solicitation, the term “Holder” includes DTC Participants that have been granted a proxy by DTC, through which a beneficial owner’s Notes may be held of record as of the Record Date.

Special Procedures for Beneficial Holders	Any beneficial owner whose Notes are held through a broker, dealer, commercial bank, trust company or other nominee and who wishes to consent to the Proposed Amendments should contact the Holder of its Notes promptly and instruct such Holder to consent on its behalf. See “The Solicitation Terms — Procedures for Delivering Consents”.

Consequences to Non-Consenting Holders	Holders that do not provide a valid and unrevoked Consent prior to the Expiration Date will not be eligible to receive the Consent Payment. If (i) the Requisite Consents are obtained, (ii) the Supplemental Indenture is executed by the Issuer, the Successor Issuer, the New Finco Guarantors, the Guarantors and the Trustee and (iii) the Proposed Amendments become operative, all Holders of Notes (including Holders that do not deliver a Consent) will be bound by the Proposed Amendments.

Revocation Rights	Until the Execution Time, a Consent by a Holder is a continuing Consent by the Holder and will bind every subsequent Holder of the Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the Consent is not made on any Note. However, a Holder of Notes may revoke its

Consent if the Tabulation Agent receives written notice of revocation before the Execution Time. Any Holder who revokes a Consent prior to the Execution Time will not receive a Consent Payment, unless such Consent is redelivered and received by the Tabulation Agent and accepted by the Issuer prior to the Execution Time. A Holder may not revoke a Consent after the Execution Time. In no event, however, will a Consent remain valid for more than 120 days after the Record Date. See “The Solicitation Terms — Revocation of Consents”.

Payment Date	The “Payment Date” is the date the Tabulation Agent will promptly make the Consent Payment on behalf of the Issuer for all Consents validly delivered and not validly revoked prior to the Expiration Date, and is expected to be May 22, 2008.

Certain U.S. Federal Income Tax Considerations	For a summary of certain U.S. federal income tax considerations of the Solicitation, see “Certain U.S. Federal Income Tax Considerations”.

Waivers; Extensions; Amendments; Termination	The Issuer expressly reserves the right, in its sole discretion, subject to applicable law, at any time prior to the Execution Time, to:

• waive any condition to the Solicitation and accept all Consents previously given pursuant to the Solicitation;

• extend the Expiration Date and, unless otherwise provided for in this Consent Solicitation Statement, retain all Consents delivered pursuant to the Solicitation;

• amend the terms of the Solicitation in any respect;

• terminate the Solicitation and not accept any Consents; and

• modify the form or amount of the consideration to be paid pursuant to the Solicitation.

In order to extend the Expiration Date, the Issuer will notify the Tabulation Agent of any extension by oral or written notice and will make a public announcement thereof, each at or prior to 9:00 a.m., New York time, on the next business day after the previously scheduled Expiration Date.

If the Solicitation is amended in any material manner, or the Issuer waives or modifies any material conditions to the Solicitation, the Issuer will promptly disclose such amendment, waiver or modification in a public announcement and the Issuer will extend the Solicitation to the extent required by applicable law.

Without limiting the manner in which the Issuer may choose to make a public announcement of any extension, amendment or termination of the Solicitation, the Issuer shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely press release and complying with any applicable notice provisions of the Indenture and applicable law.

Solicitation Agent	Citigroup Global Markets Inc.

Information Agent	Global Bondholder Services Corporation.

Tabulation Agent	Global Bondholder Services Corporation.

Trustee	LaSalle Bank National Association.

Further Information	You may request assistance concerning the Solicitation by contacting the Solicitation Agent at the address or telephone number set forth on the back cover page of this Consent Solicitation Statement. You may request assistance in completing and delivering the Consent Letter or for additional copies of this Consent Solicitation Statement, the Consent Letter or other related documents by contacting the Information Agent at the address and telephone number set forth on the back cover page of this Consent Solicitation Statement.

THE PROPOSED AMENDMENTS
Background and Purpose of the Solicitation
     In accordance with the terms and conditions set forth in the Indenture, on December 28, 2007, we concluded a Permitted Finco Collapse Transaction that unwound the “tower” financing structure that was established in connection with the original issuance of the Notes. Due to certain changes in applicable tax law and for tax planning purposes, we needed to unwind this structure prior to December 31, 2007. Specifically, the Permitted Finco Collapse Transaction had, among other things, the following effects:
•	ArcelorMittal Financial Services LLC became the Issuer of the Notes and was substituted for Ispat Inland ULC (the original issuer of the Notes) for all purposes under the Indenture and the Pledge Agreement, and Ispat Inland ULC was released from its obligations under the Indenture and the Pledge Agreement;

•	the Series Z First Mortgage Bonds issued by ArcelorMittal USA to ArcelorMittal Finance LLC (formerly Ispat Inland Finance, LLC) in connection with the original issuance of the Notes, and the payments on which are used to make payments on the Notes, as well as $90 million of Series A 8% Preferred Stock of ArcelorMittal USA, were transferred to ArcelorMittal Financial Services LLC and pledged to the Trustee as Collateral for the Notes;

•	the rate of interest on the Series Z First Mortgage Bonds was reduced by 0.5%;

•	the covenants set forth in Section 4.19 of the Indenture, which limited the activities of the Issuer and the Finco Guarantors (ArcelorMittal Partnership (formerly Ispat Inland, L.P.), 3019693 Nova Scotia U.L.C. and ArcelorMittal Finance LLC (formerly Ispat Inland Finance, LLC)) ceased to apply, and the covenants set forth in Section 4.20 of the Indenture restricting the activities of the Issuer following the conclusion of the Permitted Finco Collapse Transaction became operative. See “Description of the Notes — Covenants of the Issuer Following a Permitted Finco Collapse Transaction”;

•	each of the Finco Guarantors was released from its respective obligation to guarantee the Notes; and

•	in accordance with the Indenture, all remaining property or assets of the Finco Guarantors constituting a portion of the Collateral securing the Notes were released from the Lien of the Pledge Agreement, after which the Finco Guarantors may be dissolved.
     If approved, the Proposed Amendments would, among other things, permit us to re-establish a “tower” financing structure similar to that which existed prior to the Permitted Finco Collapse Transaction. The establishment of the new “tower” financing structure, which we refer to as a “Permitted Finco Reconstitution Transaction”, would restore our tax efficient cost of financing.
     From a credit impact perspective, we do not believe that the holders of the Notes will be adversely impacted as a result of the Permitted Finco Reconstitution Transaction because the collateral, as well as the current guarantors of the Notes, will be substantially similar after the consummation of the Permitted Finco Reconstitution Transaction. Specifically, after the Permitted Finco Reconstitution Transaction, (i) ArcelorMittal and ArcelorMittal USA (and its significant subsidiaries) will continue to be guarantors of the Notes, (ii) the Series Z First Mortgage Bonds and $90 million of Series A 8% Preferred Stock of ArcelorMittal USA will continue to be pledged to the Trustee as collateral for the Notes and (iii) ArcelorMittal USA’s guarantee of the Notes will continue to be secured by a second priority security interest in certain inventory. In addition, the interest rate applicable to the Series Z First Mortgage Bonds, which is currently equal to the interest rate on the Notes (having been reduced by 50 basis points per annum as a result of the Permitted Finco Collapse Transaction), will be increased by 1.0% per annum as part of the Permitted Finco Reconstitution Transaction. In addition, as was the case with respect to the entities in the “tower” financing structure that existed prior to the Permitted Finco Collapse Transaction, the entities in the new “tower” financing structure (other than the Successor Issuer) will guaranty the Notes on the same terms and conditions as the prior entities and will be subject to restrictions on their activities substantially similar to those restrictions that applied to the entities prior to the Permitted Finco Collapse Transaction. In addition, the covenants applicable to ArcelorMittal USA and its subsidiaries under the Indenture will not be changed.

     Because the “tower” financing structure following the consummation of the Permitted Finco Reconstitution Transaction will differ from the structure that existed prior to the Permitted Finco Collapse Transaction, certain of the intercompany obligations that existed prior to the Permitted Finco Collapse transaction will not be replicated in the new “tower” financing structure and will not be pledged as collateral following the Permitted Finco Reconstitution Transaction. Such obligations include the Finco Mirror Note (as defined in “Description of the Notes — Background”) that was payable to the Issuer by ArcelorMittal Partnership (formerly Ispat Inland, L.P.), a $9.0 million note owing from the Issuer to ArcelorMittal Partnership, and a $97.5 million note owing from 3019693 Nova Scotia ULC to ArcelorMittal Partnership.
Proposed Amendments
     Set forth below is a brief summary of the Proposed Amendments. This summary is qualified in its entirety by reference to the form of Supplemental Indenture, which contains a full and complete description of the terms of the Proposed Amendments to the Indenture. The form of Supplemental Indenture is attached hereto as Exhibit A, and copies of the Indenture and the supplements thereto are filed with the SEC as exhibits to the registration statement of which this Consent Solicitation Statement forms a part. See “Where You Can Find More Information”. Holders of Notes should carefully review Exhibit A and the exhibits to the registration statement before delivering a Consent to the Proposed Amendments. Capitalized terms used in the following summary of the Proposed Amendments but not otherwise defined have the meanings assigned to them in the Indenture.
     If approved, the Proposed Amendments will be effected by (i) the Supplemental Indenture, which will be executed by the Issuer, the Successor Issuer, the Guarantors, the New Finco Guarantors and the Trustee, (ii) the Fortieth Supplemental Indenture to the Mortgage, which has been filed as an exhibit to the registration statement of which this Consent Solicitation Statement forms a part and (iii) an amendment to the Security Agreement. Although the Supplemental Indenture will become effective upon execution, the Proposed Amendments will become operative only upon payment of the Consent Payment. Until the Proposed Amendments become operative, however, the Indenture, without giving effect to the Proposed Amendments, will remain in effect.
Proposed Amendments to the Indenture
     The Proposed Amendments to the Indenture are as follows:
     Additional Definition. If approved, the Proposed Amendments would add a new definition to Section 1.01 of the Indenture entitled “Permitted Finco Reconstitution Transaction”. This definition would permit us to establish a “tower” financing structure that is similar to the structure that existed prior to the conclusion of the Permitted Finco Collapse Transaction on December 28, 2007. We expect that a Permitted Finco Reconstitution Transaction would have the following effects:
•	the Capital Stock of the Issuer would be transferred to the Successor Issuer, a newly formed Delaware partnership which, immediately after giving effect to such transfer, would have no other material assets or liabilities;

•	the Issuer would merge with and into the Successor Issuer, with the Successor Issuer being the survivor of such merger;

•	the Successor Issuer would become the successor issuer of the Notes and assume all obligations of the Issuer with respect thereto;

•	the Successor Issuer would form an unlimited company under the laws of Nova Scotia (“New Finco Guarantor #1”). New Finco Guarantor #1 would be wholly owned by the Successor Issuer and, except as discussed below, would not have any material assets or liabilities;

•	the Successor Issuer would cause a limited liability company to be formed under the laws of the United States of America, any state thereof or the District of Columbia (“New Finco Guarantor #2” and, together with New Finco Guarantor #1, the “New Finco Guarantors”). New Finco Guarantor #2 would be wholly owned by New Finco Guarantor #1 and would not have any material assets or liabilities;

•	the Successor Issuer would cause the Series Z First Mortgage Bonds, as well as $90 million of Series A 8% Preferred Stock of ArcelorMittal USA, to be transferred to New Finco Guarantor #2 and pledged to the Trustee as Collateral for the Notes;

•	each of the New Finco Guarantors would guarantee the Notes;

•	the Capital Stock of the Successor Issuer, as well as the Capital Stock of each New Finco Guarantor, would be pledged to the Trustee as Collateral for the Notes;

•	the rate of interest on the Series Z First Mortgage Bonds would be increased by 1.0%, unless and until the “tower” were to be collapsed in accordance with the Indenture, as amended;

•	in the event that any portion of the Series Z First Mortgage Bonds are prepaid prior to April 1, 2014, the rate of interest payable on the Series Z First Mortgage Bonds would be amended to provide for an additional payment equal to the sum of (x) the unamortized loan finance fees from the 2004 refinancing of the Issuer’s predecessor company, Ispat Inland ULC, which are allocable to the portion of the Series Z First Mortgage Bonds so prepaid and (y) the amount of transaction costs incurred in respect of the Permitted Finco Collapse Transaction or Permitted Finco Reconstitution Transaction occurring on or prior to such date; and,

•	the covenants set forth in Section 4.19 of the Indenture, which restrict the activities of the Issuer following the conclusion of the Permitted Finco Reconstitution Transaction, but prior to any subsequent Permitted Finco Collapse Transaction, would again become operative and the covenants set forth in Section 4.20 of the Indenture would cease to apply.

     Set forth below are structure charts illustrating the existing corporate structure of ArcelorMittal and its structure following the Permitted Finco Reconstitution Transaction. For simplicity, wholly owned, intermediate subsidiaries of ArcelorMittal have not been depicted below.

Existing Corporate Structure	Corporate Structure Following the Permitted Finco Reconstitution Transaction

*The other subsidiary guarantors include Burnham Trucking Company, Inc., ArcelorMittal USA Incoal Inc. (formerly Incoal Company), ArcelorMittal Minorca Mine Inc., ArcelorMittal Service Inc., ArcelorMittal Cleveland Inc., ArcelorMittal Weirton Inc., ArcelorMittal Hennepin Inc., ArcelorMittal Indiana Harbor LLC, ArcelorMittal Warren Inc., ArcelorMittal Riverdale Inc., Mittal Steel USA – Venture Inc., ArcelorMittal Plate LLC, ISG Sparrows Point LLC, ArcelorMittal Steelton LLC, ArcelorMittal Lackawanna LLC, ArcelorMittal Burns Harbor LLC, ArcelorMittal Columbus LLC, ArcelorMittal Georgetown Inc., Mittal Steel USA – Railways Inc., ArcelorMittal Hibbing Inc., Hibbing Taconite Holding Inc., ISG Acquisition Inc., ArcelorMittal Real Estate Inc. and ArcelorMittal Tow Path Valley Business Park Development Company.

     Amendment of Certain Definitions. If approved, the Proposed Amendments would amend or amend and restate the definitions set forth below:
     Finco Guarantors. Prior to the Permitted Finco Collapse Transaction, this term was defined to mean each of ArcelorMittal Partnership (formerly Ispat Inland, L.P.), 3019693 Nova Scotia U.L.C. and ArcelorMittal Finance LLC (formerly Ispat Inland Finance, LLC). The Proposed Amendments provide that, after a Permitted Finco Reconstitution Transaction, the term “Finco Guarantors” would mean each of ArcelorMittal Finance LLC and 3222193 Nova Scotia Company.
     Permitted Finco Collapse Transaction. This term sets forth the specific manner in which the “tower” financing structure could be collapsed without obtaining the prior consent of the Holders. See “Description of the Notes — Certain Definitions — Permitted Finco Collapse Transaction”. The Proposed Amendments would amend this definition to permit us to collapse the new “tower” financing structure we intend to establish in connection with a Permitted Finco Reconstitution Transaction.
     Qualified Securitization Transaction. This term describes certain transactions in which the Company or any of its Restricted Subsidiaries is permitted to sell (or grant a security interest in) Receivables and Related Assets or Inventory and Related Assets. See “Description of the Notes — Certain Definitions — Qualified Securitization Transaction”. The Proposed Amendments would amend this definition to permit us to sell, even when we are not in a Suspension Period as is currently the case, Receivables and Related Assets or Inventory and Related Assets to any Person, not just to a Securitization Subsidiary as the Indenture currently contemplates.
     Amendment of Certain Covenants. If approved, the Proposed Amendments would amend the covenants set forth below:
     Section 4.13. Legal Existence. This covenant requires, with certain exceptions, the Issuer to do or cause to be done all things necessary to preserve and keep in full force and effect its legal existence, the corporate, partnership or other existence of the Company, the Finco Guarantors and each Restricted Subsidiary and the material rights (charter and statutory), licenses and franchises of the Issuer, the Company, the Finco Guarantors and the Restricted Subsidiaries. The Proposed Amendments would amend this covenant to permit us to engage in the Permitted Finco Reconstitution Transaction.
     Section 4.19. Limitation on Business Activities of the Issuer and the Finco Guarantors Prior to a Permitted Finco Collapse Transaction. Prior to the Permitted Finco Collapse Transaction that concluded on December 28, 2007, this covenant restricted the business activities of the Issuer and the Finco Guarantors. The Proposed Amendments provide that this covenant, in similar form to that which existed prior to the conclusion of the Permitted Finco Collapse Transaction, would become operative until such time as there is a subsequent Permitted Finco Collapse Transaction.
     Section 4.20. Limitation on Business Activities of the Issuer following a Permitted Finco Collapse Transaction. This covenant currently restricts the business activities of the Issuer, including its ability to engage in the Permitted Finco Reconstitution Transaction. See “Description of the Notes — Covenants of the Issuer Following a Permitted Finco Collapse Transaction”. The Proposed Amendments would amend this covenant to permit us to engage in the Permitted Finco Reconstitution Transaction.
Proposed Amendments to the Mortgage and Series Z First Mortgage Bonds
     The Proposed Amendments to the Mortgage and Series Z First Mortgage Bonds include, among other things:
•	the addition of ArcelorMittal and substantially all of the domestic subsidiaries of ArcelorMittal USA as additional guarantors of the Series Z First Mortgage Bonds;

•	a requirement that ArcelorMittal USA pay additional interest on the Series Z First Mortgage Bonds in an amount of 1.0% per annum after a Permitted Finco Reconstitution Transaction has occurred, but prior to any subsequent Permitted Finco Collapse Transaction (as such term is defined in the Supplemental Indenture); and

•	a requirement that in the event that any portion of the Series Z First Mortgage Bonds are prepaid prior to April 1, 2014, the rate of interest payable on the Series Z First Mortgage Bonds would be amended to provide for an additional payment equal to the sum of (x) the unamortized loan finance fees from the 2004 refinancing of the Issuer’s predecessor company, Ispat Inland ULC, which are allocable to the portion of the Series Z First Mortgage Bonds so prepaid and (y) the amount of transaction costs incurred in respect of the Permitted Finco Collapse Transaction or Permitted Finco Reconstitution Transaction occurring on or prior to such date.
  Proposed Amendments to the Security Agreement
     The Proposed Amendment to the Security Agreement would amend and restate the proviso at the end of Section 2 of the Security Agreement to clarify that Receivables and Related Assets, other than any right of payment in respect of Inventory that is not an Account or Chattel Paper (as such terms are defined in the Security Agreement), are not part of the Collateral securing the Notes. The effect of this amendment would be to exclude from the Collateral securing the Notes any receivables secured by specific goods (including specific sold inventory) to the extent constituting Chattel Paper (within the meaning of the UCC). This is in addition to the exclusion that already exists for receivables secured by property other than specific goods to the extent constituting an Account, as such term is defined in the UCC.
     The Proposed Amendments constitute a single proposal, and a consenting Holder must consent to the adoption of the Proposed Amendments as an entirety and may not consent selectively with respect to certain Proposed Amendments. Accordingly, a Consent delivered by a Holder purporting to consent only to some of the Proposed Amendments will be treated as a Consent by such Holder to all of the Proposed Amendments. Once the Proposed Amendments become operative, each present and future holder of the Notes will be bound by the Proposed Amendments, whether or not such holder delivered a Consent.

THE SOLICITATION TERMS
Overview
     In order to approve the Proposed Amendments, the Issuer must receive the Requisite Consents, which means valid and unrevoked consents of Holders of not less than a majority in outstanding aggregate principal amount of the Notes. As of the Record Date, there was $422,500,000 aggregate principal amount of Notes outstanding. As of the Record Date, neither the Issuer nor any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer held any Notes.
     Promptly following the receipt of the Requisite Consents, and compliance with the conditions contained in the Indenture, the Supplemental Indenture may be executed, and the Supplemental Indenture will, upon such execution, become immediately effective. The Proposed Amendments will not become operative, however, until the Consent Payment has been made, which is expected to be May 22, 2008 (the “Payment Date”). If the Proposed Amendments become operative, they will be binding on all Holders of the Notes and their successors and transferees, whether or not such holders consented to the Proposed Amendments.
     The delivery of a Consent will not affect a Holder’s right to sell or transfer its Notes, and a sale or transfer of Notes after the Record Date will not have the effect of revoking any Consent theretofore validly given by the Holder of such Note. Therefore, each properly executed and delivered Consent will be counted notwithstanding any sale or transfer of the Note to which such Consent relates, unless the applicable Holder has complied with the procedure for revoking Consents, as described herein and in the Consent Letter. No consent will be valid or effective for more than 120 days from the Record Date.
     Failure to deliver a Consent will have the same effect as if a Holder had voted “No” to the Proposed Amendments. A transferee of a Note whose Holder consented to the Proposed Amendments may not revoke such Consent, except pursuant to a proxy granted to such transferee by such Holder.
The Consent Payment
     If the Payment Conditions are satisfied or otherwise waived with respect to the Notes, the Issuer will pay to each Holder who delivered a valid and unrevoked Consent to the Tabulation Agent prior to the Expiration Date a one-time cash payment of $1.25 for each $1,000 principal amount of Notes held by such Holder (and to which such Consent relates).
     The right to receive a Consent Payment is not transferable with a Note. The Tabulation Agent, on behalf of the Issuer, will make the Consent Payments only to the persons who were Holders on the Record Date and who have delivered valid and unrevoked Consents prior to the Expiration Date pursuant to the terms hereof. No other holder of Notes will be entitled to receive any Consent Payment. The Consent Payment will be paid on the Payment Date.
     Consents will expire if the Requisite Consents have not been obtained on or before the Expiration Date (which term includes any extension of the original Expiration Date). No consent will be valid or effective for more than 120 days from the Record Date. Interest will not accrue on or be payable with respect to any Consent Payments.
Record Date
     This Consent Solicitation Statement and the Consent Letter are being sent to all persons who were Holders on the Record Date (defined to be 5:00 p.m., New York time, on April 22, 2008) and as many beneficial owners of the Notes as the Issuer is reasonably able to identify. Such date has been fixed by the Issuer as the date for the determination of Holders entitled to give Consents and receive the Consent Payment, if payable, pursuant to the Solicitation. The Issuer reserves the right to establish, from time to time but in all cases prior to receipt of the Requisite Consents, any new date as such Record Date for the Notes and, thereupon, any such new date will be deemed to be the Record Date for the Notes for purposes of the Solicitation.

Procedures for Delivering Consents
     Holders who wish to consent to the Proposed Amendments should deliver one or more properly completed Consent Letters signed by such Holder by mail, hand delivery, overnight courier or by facsimile transmission to the Tabulation Agent at its address or facsimile number set forth on the back cover page of this Consent Solicitation Statement. The Issuer shall have the right to determine whether any purported Consent satisfies the requirements of this Consent Solicitation Statement and the Indenture, and any such determination shall be final and binding on the Holder who delivered such Consent or purported Consent. Consent Letters must be delivered to the Tabulation Agent prior to the Expiration Date.
     Only Holders (i.e., persons in whose name a Note is registered or their duly designated proxies) may execute and deliver a Consent. For purposes of the Solicitation, the term “Holder” means (i) any Record Holder and (ii) any other person who has obtained a proxy in a form reasonably acceptable to the Issuer that authorizes such other person (or person claiming title by or through such other person) to vote Notes on behalf of such Record Holder. Accordingly, for purposes of the Solicitation, the term “Holder” includes DTC Participants that have been granted a proxy by DTC, through which a beneficial owner’s Notes may be held of record as of the Record Date. DTC is expected to grant an omnibus proxy authorizing DTC Participants to deliver Consents. Any beneficial owner whose Notes are held through a broker, dealer, commercial bank, trust company or other nominee and who wishes to consent to the Proposed Amendments should contact the Holder of its Notes promptly and instruct such Holder to consent on its behalf.
     All Consent Letters that are properly completed, signed and delivered to the Tabulation Agent prior to the Expiration Date (and accepted by the Issuer as such), and not revoked prior to the Execution Time, will be given effect in accordance with the specifications thereof. Signatures must be guaranteed in accordance with paragraph 6 of the instructions in the Consent Letter.
     Holders who desire to consent to the Proposed Amendments should so indicate by signing and dating the Consent Letter and mailing, faxing (with an original delivered subsequently) or otherwise delivering it to the Tabulation Agent at the address or facsimile number listed on the back cover page of this Consent Solicitation Statement in accordance with the instructions contained herein and in the Consent Letter. Consent Letters should not be delivered to the Issuer, the Guarantors, the Trustee or the Solicitation Agent. However, the Issuer reserves the right to accept any Consent received by it, the Guarantors, the Trustee or the Solicitation Agent. Under no circumstances should any person tender or deliver Notes to the Issuer, the Guarantors, the Trustee, the Solicitation Agent, the Tabulation Agent or the Information Agent.
     If Notes to which a Consent relates are held by two or more joint Holders, all such Holders must sign the relevant Consent Letter. If a signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other Holder acting in a fiduciary or representative capacity, such person should so indicate when signing and must submit proper evidence satisfactory to the Issuer of such person’s authority so to act. If Notes are held in different names, separate Consent Letters must be executed covering each name.
     If a Consent relates to fewer than all of the Notes held of record as of the Record Date by the Holder providing such Consent, such Holder must indicate on the Consent Letter the principal amount (in integral multiples of $1,000) of Notes to which the Consent relates. Otherwise, the Consent will be deemed to relate to all such Notes held by such Holder. A Consent Payment will be paid only for such portion of the Notes to which a Consent relates.
     HOLDERS WHO WISH TO CONSENT SHOULD MAIL, HAND DELIVER, SEND BY OVERNIGHT COURIER OR FACSIMILE (FOLLOWED BY DELIVERY BY HAND OR OVERNIGHT COURIER OF AN ORIGINAL) THEIR PROPERLY COMPLETED, EXECUTED AND DATED CONSENT LETTER TO THE TABULATION AGENT IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH HEREIN AND IN THE CONSENT LETTER. REVOCATIONS OF CONSENTS SHOULD BE SENT TO THE TABULATION AGENT. THE CONSENT PAYMENT WILL BE PAID ONLY TO HOLDERS WHOSE CONSENT LETTERS ARE RECEIVED BY THE TABULATION AGENT (AND NOT SUBSEQUENTLY REVOKED) PRIOR TO THE EXPIRATION DATE. NEITHER CONSENTS NOR REVOCATIONS OF CONSENTS SHOULD BE SENT TO THE ISSUER, THE GUARANTORS, THE TRUSTEE, THE SOLICITATION AGENT OR THE INFORMATION AGENT. THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CONSENT LETTERS AND

REVOCATIONS, IS AT THE ELECTION AND RISK OF THE HOLDER. IN NO EVENT SHOULD A HOLDER TENDER OR DELIVER CERTIFICATES EVIDENCING SUCH HOLDER’S NOTES.
     THE ISSUER RESERVES THE RIGHT TO RECEIVE CONSENTS BY ANY OTHER REASONABLE MEANS OR IN ANY FORM THAT REASONABLY EVIDENCES THE GIVING OF A CONSENT.
     All questions as to the validity, form, eligibility (including time of receipt) and acceptance and revocation of a Consent will be resolved by the Issuer, in its sole discretion, which resolution shall be final and binding, subject only to such final review as may be prescribed by the Trustee concerning proof of execution and ownership. The Issuer reserves the right to reject any and all Consents not validly given or any Consent the Issuer’s acceptance of which could, in the opinion of the Issuer or its counsel, be unlawful. The Issuer also reserves the right to waive any defects or irregularities in the delivery of a Consent or modify the conditions to the Solicitation (subject to any requirement to extend the Expiration Date in accordance with applicable law). The interpretation by the Issuer of the terms and conditions of the Solicitation (including the Consent Letter and the instructions thereto) shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of Consents must be cured within such time as the Issuer shall determine. None of the Issuer, the Guarantors, the Trustee, the Solicitation Agent, the Tabulation Agent, the Information Agent or any other person shall be under any duty to give notification of defects, irregularities or waivers with respect to deliveries of Consents, nor shall any of them incur any liability for failure to give such notification.
Expiration Date; Extensions; Amendment
     The Expiration Date shall occur at 5:00 p.m., New York time, on May 21, 2008, unless the Issuer, in its sole discretion, extends the period during which the Solicitation is open, in which event the Expiration Date shall be the last date for which an extension is effective. In order to extend the Expiration Date, the Issuer will notify the Tabulation Agent of any extension by oral or written notice and will make a public announcement thereof, each at or prior to 9:00 a.m., New York time, on the next business day after the previously scheduled Expiration Date. Such announcements may state that the Issuer is extending the Solicitation for a specified period of time or on a daily basis. Failure of any Holder or beneficial owner of Notes to be so notified will not affect the extension of the Solicitation.
     Notwithstanding anything to the contrary set forth in this Consent Solicitation Statement (other than an extension of the Solicitation pursuant to the next paragraph), the Issuer reserves the right, in its sole discretion and subject to applicable law, at any time prior to the Execution Time to: (i) waive any condition to the Solicitation and accept all Consents previously given pursuant to the Solicitation; (ii) extend the Expiration Date and, unless otherwise provided for in this Consent Solicitation Statement, retain all Consents delivered pursuant to the Solicitation; (iii) amend the terms of the Solicitation in any respect; (iv) terminate the Solicitation and not accept any Consents; or (v) modify the form or amount of the consideration to be paid pursuant to the Solicitation.
     If the Solicitation is amended in any material manner, or the Issuer waives or modifies any material conditions to the Solicitation, the Issuer will promptly disclose such amendment, waiver or modification in a public announcement, and the Issuer will extend the Solicitation to the extent required by applicable law. Pursuant to Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Issuer (a) reduces the principal amount of the Notes subject to the Solicitation or (b) reduces or increases the Consent Payment, then the Issuer will extend the Solicitation as required by applicable law and, if required by applicable law, extend the Expiration Date. Any change in the Consent Payment offered to Holders will be paid to all Holders who have previously delivered a valid and unrevoked Consent.
     Without limiting the manner in which the Issuer may choose to make a public announcement of any extension, amendment or termination of the Solicitation, the Issuer shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely press release and complying with any applicable notice provisions of the Indenture and applicable law.

Revocation of Consents
     Consents may be revoked by Holders at any time prior to the Execution Time. Unless properly revoked, a Consent by a Holder shall bind the Holder of such Notes and every subsequent Holder of such Notes or portion of such Notes that evidences the same debt as the consenting Holder’s Notes, even if a notation of the Consent is not made on any such Notes. No consent will be valid or effective for more than 120 days from the Record Date.
     Any Holder of Notes as to which a Consent has been given may revoke such Consent as to such Notes or any portion of such Notes (in integral multiples of $1,000) by delivering a written notice of revocation or a changed Consent Letter bearing a date later than the date of the prior Consent Letter to the Tabulation Agent at any time prior to the Execution Time with respect to such Notes. Any notice of revocation received after the Execution Time with respect to any Notes will not be effective.
     To be effective, a notice of revocation must be in writing signed by the Holder, must contain the name of the Holder and the principal amount of the Notes to which it relates, must be received by the Tabulation Agent before the Execution Time and must be signed in the same manner as the original Consent Letter. All revocations of Consents should be addressed to the Tabulation Agent at the address set forth on the back cover of this Consent Solicitation Statement.
     The Issuer reserves the right to contest the validity of any revocation and all questions as to the validity (including time of receipt) of any revocation will be determined by the Issuer in its sole discretion, which determination will be conclusive and binding subject only to such final review as may be prescribed by the Trustee concerning proof of execution and ownership. None of the Issuer, any of its affiliates, the Solicitation Agent, the Tabulation Agent, the Information Agent, the Trustee or any other person will be under any duty to give notice of any defects or irregularities with respect to any revocation and none of them shall incur any liability for failure to give any such notice.
Conditions to the Solicitation
     Notwithstanding any other provision of the Solicitation and in addition to (and not in limitation of) the Issuer’s rights to terminate, extend and or amend the Solicitation in compliance with applicable securities laws, the obligation of the Issuer to make a Consent Payment with respect to the Notes is subject to: (i) the execution by the Issuer, the Successor Issuer, the New Finco Guarantors, the Guarantors and the Trustee of the Supplemental Indenture implementing the Proposed Amendments following receipt of the Requisite Consents; and (ii) the satisfaction of the General Conditions (as hereinafter defined) (collectively, the “Payment Conditions”).
     The General Conditions shall be deemed to have been satisfied unless any of the following conditions (the “General Conditions”) shall occur on or after the date of this Consent Solicitation Statement and prior to the Execution Time, subject to the next paragraph:
(a)	there shall have been any action taken or threatened, or any statute, rule, regulation, judgment, order, stay, decree or injunction promulgated, enacted, entered, enforced or deemed applicable to the Solicitation or the Proposed Amendments by or before any court or governmental regulatory or administrative agency or authority or tribunal, domestic or foreign, which (i) challenges the making of the Consent Payment or the implementation of the Proposed Amendments or might, directly or indirectly, prohibit, prevent, restrict or delay the consummation of the Solicitation or the Proposed Amendments or otherwise adversely affects in any material manner the Solicitation or the Proposed Amendments or (ii) in the reasonable judgment of the Issuer, will, or is reasonably likely to, (A) materially adversely affect the business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects of the Issuer and its subsidiaries, taken as a whole, or (B) materially impair the contemplated benefits of the Solicitation or the Proposed Amendments to the Issuer or any of its affiliates;

(b)	there shall have occurred or be reasonably likely to occur any event affecting the business or financial condition or results of operations of the Issuer or its affiliates that, in the reasonable judgment of the Issuer, (i) would or might prohibit, prevent, restrict or delay consummation of the

Solicitation or the Proposed Amendments or (ii) will, or is reasonably likely to, materially impair the contemplated benefits of the Solicitation or the Proposed Amendments to the Issuer or any of its affiliates;

(c)	there shall have occurred, in each case in the reasonable judgment of the Issuer, (i) any general suspension of or limitation on trading in securities in the United States securities or financial markets (whether or not mandatory), (ii) any significant adverse change in the price of the Notes, (iii) a material impairment in the trading market for debt securities, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States (whether or not mandatory), (v) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States, (vi) a commencement of a war, armed hostilities, act of terrorism or other national or international crisis directly or indirectly relating to the United States, (vii) any significant adverse change in United States securities or financial markets generally, (viii) any change in U.S. or international financial, political or economic conditions or currency exchange rates or exchange controls as would be likely to materially impair the contemplated benefits of the of the Solicitation or the Proposed Amendments to the Issuer or its affiliates or (ix) in the case of any of the foregoing existing at the time of the commencement of the Solicitation, an acceleration or worsening thereof; or

(d)	the Trustee shall have objected in any respect to, or taken any action that could, in the reasonable judgment of the Issuer, adversely affect the consummation of the Solicitation or the Proposed Amendments or shall have taken any action that challenges the validity or effectiveness of the procedures used by the Issuer in soliciting Consents to the Proposed Amendments (including the form thereof).
     The foregoing conditions are for the sole benefit of the Issuer and may be asserted by the Issuer regardless of the circumstances giving rise to any such condition (including any action or inaction by the Issuer or its affiliates) and, where possible, may be waived by the Issuer, in whole or in part, at any time and from time to time, in the sole discretion of the Issuer, subject to applicable law. The failure by the Issuer at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.
Solicitation Agent, Tabulation Agent and Information Agent
     The Issuer has retained Citigroup Global Markets Inc. to serve as its Solicitation Agent and Global Bondholder Services Corporation to serve as its Tabulation Agent and as its Information Agent in connection with the Solicitation. In its capacity as Solicitation Agent, Citigroup Global Markets Inc. may contact Holders regarding the Notes and may request brokers, dealers, commercial banks, trust companies and other nominees to forward this Consent Solicitation Statement and related materials to the beneficial owners of the Notes. The Solicitation Agent has not been retained to render an opinion as to the fairness of the Solicitation. The Issuer has agreed to reimburse the Solicitation Agent for its out-of -pocket expenses, including the fees and expenses of its counsel, and to indemnify the Solicitation Agent against certain liabilities and expenses, including certain liabilities under the federal securities laws. At any time, the Solicitation Agent may trade the Notes for its own account or for the accounts of its customers and, accordingly, may have a long or short position in the Notes. The Solicitation Agent and its affiliates have provided in the past, and are currently providing, other investment banking, commercial banking and/or financial advisory services to the Issuer or its affiliates. The Solicitation Agent and its affiliates may make a market in the Notes and may hold Notes for their own accounts. The Solicitation Agent, the Tabulation Agent and the Information Agent each will receive a fee from the Issuer for serving in such capacities.
     THE ISSUER HAS NOT AUTHORIZED ANY PERSON (INCLUDING THE SOLICITATION AGENT, THE TABULATION AGENT AND THE INFORMATION AGENT) TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE SOLICITATION OTHER THAN AS SET FORTH HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE ISSUER, THE GUARANTORS, THE

SOLICITATION AGENT, THE TABULATION AGENT, THE INFORMATION AGENT OR ANY OTHER PERSON.
     Requests for assistance in filling out and delivering Consent Letters or for additional copies of this Consent Solicitation Statement or the Consent Letter may be directed to the Information Agent at its address or telephone number set forth on the back cover of this Consent Solicitation Statement.
Fees and Expenses
     The Issuer will bear the costs of the Solicitation, including the fees and expenses of the Solicitation Agent, the Tabulation Agent and the Information Agent. The Issuer will pay the Trustee under the Indenture “reasonable compensation for its services”, plus reimbursement for reasonable disbursements, expenses and advances incurred or made by it, in connection with the Solicitation.
Miscellaneous
     The Solicitation is not being made to, and Consent Letters will not be accepted from or on behalf of, Holders in any jurisdiction in which the making of the Solicitation or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Issuer may, in its discretion, take such action as it may deem necessary to make the Solicitation lawfully in any such jurisdiction and to extend the Solicitation to Holders in such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Solicitation to be made by a licensed broker or dealer, the Solicitation will be deemed to be made on behalf of the Issuer by the Solicitation Agent or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

RISK FACTORS
     You should carefully consider the information set forth in this section, together with the other information provided to you or incorporated into this Consent Solicitation Statement, before delivering a Consent to the Proposed Amendments.
     The risk factors set forth in the section entitled “Risk Factors” in ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2007, and in the other documents ArcelorMittal files with or furnishes to the SEC after the date of this Consent Solicitation Statement, are incorporated by reference into this Consent Solicitation Statement.
There is no established trading market for the Notes, and you may find it difficult to sell your Notes.
     There is no existing trading market for the Notes. We have not applied, and do not intend to apply, for listing or quotation of the Notes on any exchange. Therefore, we do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be, nor can we make any assurances regarding the ability of holders of Notes to sell their Notes or the price at which Notes might be sold. As a result, the market price of the Notes could be adversely affected. Historically, the market for non investment grade debt, which the Notes were when they were originally issued, has been subject to disruptions that have caused substantial volatility in the prices of securities. Any disruptions may make it more difficult for holders to sell their Notes and may have an adverse effect on the price at which the Notes might be sold.
There may not be sufficient collateral to pay all or any of the Notes.
     The value of the collateral securing the Notes may be insufficient to secure their payment. The Notes are secured by the First Mortgage Bonds that are secured by a mortgage on essentially all the real property comprising our Indiana Harbor East plant, a 1,900 acre facility located in East Chicago, Indiana. Additionally, a substantial portion of the property, plant and equipment of the Indiana Harbor East facility is subject to the lien of the Mortgage. The Series Z First Mortgage Bonds are the only bonds outstanding under the Mortgage. As of December 31, 2007, the property, plant and equipment of the Indiana Harbor East facility securing the First Mortgage Bonds had a net book value of approximately $1.5 billion. However, the net book value may not be indicative of the value that could be realized in connection with a sale upon foreclosure. Additionally, the Indenture permits ArcelorMittal USA to grant liens ranking senior to the liens securing the Notes to secure indebtedness in a principal amount based on the book value of ArcelorMittal USA’s inventory and receivables and on an unlimited basis during a Suspension Period (as defined in “Description of the Notes — Certain Definitions”). As of the date of this Consent Solicitation Statement, a Suspension Period was in effect, which generally means that the Notes are rated Investment Grade (as defined in “Description of the Notes — Certain Definitions”) by two Rating Agencies (as defined in “Description of the Notes — Certain Definitions”). See “Description of the Notes — Limitation on Liens”.
     The actual value of the collateral at any time will depend upon market and other economic conditions. By its nature, much of the collateral will consist of illiquid assets that may have to be sold at a substantial discount in an insolvency situation and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, the proceeds from any sale or liquidation of this collateral may not be sufficient to pay the obligations under the Notes and the other indebtedness secured by First Mortgage Bonds. In the event that the proceeds from any sale or liquidation of the collateral received by the trustee are insufficient to pay our obligations under the Notes, the holders of the Notes (to the extent not repaid from the proceeds of the sale of the collateral) would only have an unsecured claim against ArcelorMittal USA’s remaining assets.
In the event of a bankruptcy of any pledgor of the First Mortgage Bonds or ArcelorMittal USA, the ability of the trustee for the Notes or the trustee for the First Mortgage Bonds to realize upon the collateral will be subject to certain bankruptcy law limitations.
     The ability of holders of the Notes to realize upon the collateral securing the Notes and the ability of the trustee for the First Mortgage Bonds to realize on the collateral securing the First Mortgage Bonds will be subject to certain bankruptcy law limitations in the event of a bankruptcy of any entity pledging the First Mortgage Bonds or ArcelorMittal USA. Under applicable federal bankruptcy laws, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from such a debtor, without bankruptcy court approval. Moreover, applicable federal bankruptcy laws generally permit the debtor to continue to retain collateral even though the debtor is in default under the applicable debt instruments, provided generally that the secured creditor is given “adequate protection”. The meaning of the term “adequate protection” may vary according to the circumstances, but is intended in general to protect the value of the secured creditor’s interest in the collateral at the commencement of the bankruptcy case and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, we cannot predict whether payments under the Notes would be made following commencement of and during a bankruptcy case, whether or when the trustees under the indentures for the Notes or the First Mortgage Bonds could foreclose upon or sell the collateral or whether or to what extent holders of Notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection”.
A downgrade in our or ArcelorMittal’s credit rating could adversely affect the trading price of the Notes.
     The trading prices for the Notes is directly affected by our and ArcelorMittal’s credit rating. Credit rating agencies continually revise their ratings for companies that they follow, including us. Any ratings downgrade could adversely affect the trading price of the Notes or the trading market for the Notes to the extent a trading market for the Notes develops. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of the Notes. Any trading by arbitrageurs could, in turn, affect the trading prices of the Notes.
You may not be able to recover in civil proceedings against ArcelorMittal for U.S. securities laws violations.
     ArcelorMittal is organized under the laws of Luxembourg with its principal executive offices and corporate seat in Luxembourg. The majority of ArcelorMittal’s directors and senior management are residents of jurisdictions outside the United States. The majority of ArcelorMittal’s assets and the assets of these persons are located outside the United States. As a result, U.S. investors may find it difficult to effect service of process within the United States upon ArcelorMittal or these persons or to enforce outside the United States judgments obtained against ArcelorMittal or these persons in U.S. courts, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against ArcelorMittal or these persons in courts in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against ArcelorMittal’s directors and senior management and non-U.S. experts named in this Consent Solicitation Statement.
Luxembourg insolvency laws may adversely affect a recovery by the holders of the Notes under the ArcelorMittal guarantee.
     ArcelorMittal, a guarantor of the Notes, is a Luxembourg company. If ArcelorMittal had to pay the holders of the Notes under the guarantee, because Luxembourg insolvency laws differ significantly from insolvency proceedings in the United States, such laws may make it more difficult for holders of the Notes to effect a restructuring of ArcelorMittal or to recover the amount they would have recovered in a liquidation or bankruptcy proceeding in the United States. There are a number of insolvency regimes under Luxembourg law. Bankruptcy proceedings (faillite) are primarily designed to liquidate and distribute the assets of a debtor to its creditors. Two formal corporate rescue procedures exist – controlled management (gestion contrôlée), which involves one or several auditors preparing a plan of re-organization or a plan for the realization and distribution of the assets, and composition proceedings (concordat préventif de la faillite), whereby a judge is appointed to oversee the negotiation of an agreement between the debtor and his creditors. A judgment in bankruptcy proceedings has the effect of removing the power from the company to manage its assets and of stopping all attachment or garnishment proceedings brought by unsecured or non-privileged creditors. However, this type of judgment has no effect on creditors holding certain forms of security, such as pledges. A secured creditor holding a pledge can retain possession of the pledged assets until he receives payment. The ratification of the composition in composition proceedings will have no effect on creditors who, having secured claims, did not participate in the composition proceedings and did not, therefore, waive their rights or priority, their mortgages or pledges. These creditors may continue to act against the debtor in order to obtain payment of their claims and they may enforce their rights, obtain attachments and obtain the sale of the assets securing their claims.
     A recovery under Luxembourg law, therefore, could involve a sale of the assets of the debtor in a manner that does not reflect the going concern value of the debtor. Consequently, Luxembourg insolvency laws could preclude or inhibit the ability of the holders of the Notes to effect a restructuring of ArcelorMittal and could reduce their recovery in a Luxembourg insolvency proceeding. As December 31, 2007, ArcelorMittal’s subsidiaries had approximately $30.3 billion of debt.
     In connection with Luxembourg bankruptcy proceedings, the assets of a debtor are generally liquidated and the proceeds distributed to the debtor’s creditors on the basis of the relative claims of those creditors, and certain parties (such as secured creditors) will have special rights that may adversely affect the interests of holders of the Notes. The claim of a creditor may be limited depending on the date the claim becomes due and payable in accordance with its terms. Each of these claims will have to be resubmitted to the receiver of ArcelorMittal to be verified by the receiver. Any dispute as to the valuation of claims will be subject to court proceedings. These verification procedures could cause holders of the Notes to recover less than the principal amount of their Notes or less than they could recover in a U.S. liquidation. Such verification procedures could also cause payments to the holders of the Notes to be delayed compared with holders of undisputed claims.
Canadian insolvency laws may adversely affect a recovery by holders of the Notes.
     3222193 Nova Scotia Company, which will become a guarantor of the Notes upon the consummation of the Permitted Finco Reconstitution Transaction, is an unlimited company incorporated under the laws of the Province of Nova Scotia, Canada. The ability of the holders of the Notes to realize upon the assets of 3222193 Nova Scotia Company may be subject to certain bankruptcy and insolvency law limitations in the event of the bankruptcy or insolvency of this entity.
     Canadian insolvency legislation of general application is federal. It consists of the Bankruptcy and Insolvency Act (Canada), or the BIA, the Winding up and Restructuring Act (Canada), or the WURA, and the Companies’ Creditors Arrangement Act (Canada), or the CCAA. Under the BIA and the WURA, the assets of an insolvent company may be liquidated subject to the rights of secured creditors and the proceeds distributed to ordinary creditors who have proved claims against the debtor company. Alternatively, each of the BIA, the CCAA and the WURA permits an insolvent company to obtain a stay of proceedings and restructure its obligations to creditors subject to court supervision and the provisions of those statutes. Under the BIA and the CCAA, a restructuring of the obligations of the debtor company must be approved by a majority in number representing two-thirds in value of each class of creditors affected by the restructuring. Under the WURA, the requirement for approval is a majority in number representing three-quarters in value of each class of creditors affected by the restructuring.
     If it applies, the CCAA is often the statute of choice. Under the CCAA, an insolvent company applies to the court for an order obtaining a temporary stay of proceedings against it by creditors and other persons dealing with the insolvent company of up to 30 days, which can be extended by the court in order to permit the debtor company to present a restructuring plan to its creditors, seek approval and implement such plan. The CCAA requires that a court officer be appointed to monitor the affairs of the insolvent company while it is under court supervision and to report to the court on the state of the insolvent company’s business and financial affairs, including any material adverse change therein while the insolvent company is under court protection. Subject to orders of the court either increasing the powers of the monitor or appointing an interim receiver, the insolvent company and its management remain in possession and control of the assets of the insolvent company while it is under court protection. Secured creditors would be prevented from exercising remedies based on defaults under their security without court approval.

ArcelorMittal is a holding company with no material assets other than its ownership interest in its subsidiaries. ArcelorMittal’s guarantee of the Notes is structurally subordinated to all liabilities of its subsidiaries that are not obligors on the Notes.
     ArcelorMittal has guaranteed the Notes. In addition to guaranteeing the Notes, ArcelorMittal has guaranteed the debt and liabilities of some of its other subsidiaries. As of December 31, 2007, ArcelorMittal’s total consolidated debt (including ArcelorMittal USA’s debt) was approximately $30.6 billion. Of this debt, approximately $24.0 billion was guaranteed by ArcelorMittal. In addition, ArcelorMittal expects that it may enter into liquidity support agreements that may require it to make capital contributions or loans to certain of its subsidiaries. The Indenture governing the Notes does not restrict ArcelorMittal or its subsidiaries (other than the Issuer, ArcelorMittal USA and its restricted subsidiaries and the Finco Guarantors) from incurring additional debt or guaranteeing any debt of others in the future.
     ArcelorMittal is a holding company and does not directly conduct any business operations. Its business is carried out by several operating subsidiaries consisting of us and its other subsidiaries. Your rights to receive payments under the guarantee will be junior to all liabilities of ArcelorMittal’s subsidiaries (other than the Issuer and the Guarantors).
The Issuer may be unable to purchase the Notes upon a change of control.
     Upon the occurrence of “change of control” events, holders of the Notes may require the Issuer to purchase their Notes at 101% of their principal amount, plus accrued interest. The Issuer’s ability to repurchase Notes will depend on ArcelorMittal USA’s ability to repurchase a like aggregate amount of First Mortgage Bonds that have been pledged as collateral for the Notes. We cannot assure you that we will have the financial resources to repurchase the First Mortgage Bonds, particularly if that change of control event triggers a similar repurchase requirement for, or results in the acceleration of, other indebtedness. Future debt we incur may further limit our ability to purchase the First Mortgage Bonds upon a change of control. Moreover, the exercise by the holders of the Notes of their repurchase right could cause a default under that debt, even if the change of control itself does not cause a default, due to the financial effect on us. See “Description of the Notes — Change of Control”.
No title insurance policies or surveys were obtained with respect to the real property collateral that secures the First Mortgage Bonds.
     Customary title insurance policies and surveys were not obtained with respect to the land and improvements located at the Indiana Harbor East facility that secure the First Mortgage Bonds, which, in turn, secure the Notes. As a result, no title insurance proceeds will be available in the event of any loss arising out of any challenge to our title to such mortgaged property or any liens or claims against such property that may have priority over the first mortgage, as amended and supplemented, which secures the First Mortgage Bonds. In addition, surveys that are provided typically to, among other things, confirm boundary lines of the mortgaged property and improvements located thereon and reveal the existence of encroachments or adverse possession claims will not be obtained. The existence of any such title defects, liens, claims or encroachments against such mortgaged property could impair the value of such property and reduce the amount that may be recovered upon foreclosure of the liens thereon.
The Notes and the subsidiary guarantees may not be enforceable because of fraudulent conveyance laws.
     The guarantees by ArcelorMittal USA’s subsidiaries may be subject to review under U.S. federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy case or lawsuit is commenced by or on behalf of our unpaid creditors. Generally, under these laws, if in such a case or lawsuit a court were to find that at the time a subsidiary of ArcelorMittal USA issued a guarantee:
•	such subsidiary issued a guarantee with the intent of hindering, delaying or defrauding current or future creditors; or

•	such subsidiary guarantor received less than reasonably equivalent value of fair consideration for its guarantee and such subsidiary guarantor:
o	was insolvent or was rendered insolvent by reason of the issuance of its guarantee;

o	was engaged, or was about to engage, in a business or transaction for which such guarantor’s remaining assets constituted unreasonably small capital to carry on its business; or

o	intended to incur, or believed that it would incur, indebtedness or other obligation beyond the ability to pay such indebtedness or obligation as it matured (as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes);
then a court could void such subsidiary guarantee, subordinate the amounts owing under such guarantee to its presently existing or future indebtedness or take other actions detrimental to holders of Notes.
     The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, a subsidiary would be considered insolvent if, at the time it incurred indebtedness or issued a guarantee:
•	it could not pay its debt or contingent liabilities as they become due;

•	the sum of its debts (including contingent liabilities) is greater than its assets, at fair valuation; or

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured.
If a guarantee is voided as a fraudulent conveyance or is found to be unenforceable for any other reason, holders of the Notes will not have a claim against such subsidiary guarantor.
If there is a foreclosure on the collateral securing the First Mortgage Bonds, you may be subject to claims and liabilities under environmental laws and regulations.
     Lenders that hold a security interest in real property may be held liable under environmental laws for the costs of remediating or preventing releases or threatened releases of hazardous materials at or from the mortgaged property. While lenders that neither foreclose on nor participate in the management of a mortgaged property generally have not been subject to liability, lenders that take possession of a mortgaged property or that participate in the management of a mortgaged property must carefully and strictly adhere to federal and state rules to avoid liability. In this regard, the trustee for the Notes and the trustee for the First Mortgage Bonds would need to evaluate the impact of these potential liabilities before determining to foreclose on the mortgaged properties securing the First Mortgage Bonds and exercising other available remedies. In addition, the trustee for the Notes may refuse to direct the trustee under the First Mortgage Bonds to foreclose on the collateral securing the First Mortgage Bonds and the trustee under the First Mortgage Bonds may decline to foreclose upon the mortgaged properties or exercise remedies available to the extent that they do not receive indemnification to their satisfaction from the holders of the Notes.
The United Steelworkers of America could raise objections to a foreclosure sale by the trustee for the First Mortgage Bonds, which could delay the distribution of the proceeds of the foreclosure sale to the holders of the Notes.
     In 1994, ArcelorMittal USA granted the United Steelworkers of America a subordinated mortgage on the Indiana Harbor East facility as collateral security for the payment of those post-retirement medical and life insurance benefits to retired employees that are not funded under ArcelorMittal USA’s welfare plan and trust, which are referred to as the Unfunded OPEB Obligations. By its terms, the United Steelworkers of America mortgage was subordinate in all respects to the First Mortgage, and the trustee under the First Mortgage was given full latitude to take all actions thereunder without the consent of, or notice to, the United Steelworkers of America. In addition, upon an event of default under the First Mortgage, the United Steelworkers of America agreed not to take any enforcement action under the subordinated mortgage except to join in any such action as is then being asserted by the trustee under the First Mortgage.

     The subordinated mortgage contained a condition subsequent requiring that it be approved by the U.S. Department of Labor under the Employee Retirement Income Security Act of 1974, or ERISA, which approval was denied on November 22, 2004. The subordinated mortgage further provided that if such approval was not obtained, the mortgage would be null and void and the United Steelworkers of America would sign a release of the subordinated mortgage. Notwithstanding this requirement, to date the United Steelworkers of America have refused to sign a release. While we believe that the subordinated mortgage, by its express terms, is no longer in effect, we cannot assure you that the United Steelworkers of America would not assert a contrary position. If the subordinated mortgage were ultimately determined to be enforceable, in any future foreclosure sale by the Trustee for the First Mortgage Bonds, which would be governed by the Indiana mortgage foreclosure statute, the United Steelworkers of America could claim procedural deficiencies in the foreclosure action and seek to set aside the Sheriff’s sale if the sale proceeds were insufficient to pay off both the First Mortgage Bonds and the Unfunded OPEB Obligations. As a result, the distribution of the proceeds to the holders of the Notes from any foreclosure sale could be delayed pending a judicial resolution of any such claim.

USE OF PROCEEDS
     We will not receive any cash proceeds from the Solicitation.
RATIO OF EARNINGS TO FIXED CHARGES
     ArcelorMittal’s unaudited ratio of earnings to fixed charges for the periods indicated below was as follows:

	Year ended December 31,
	2007	2006	2005	2004	2003

Ratio of earnings to fixed charges	8.2x	6.5x	9.0x	23.5x	N/A
     The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings represent consolidated net income before extraordinary charges, income allocable to minority interests in consolidated entities that incurred fixed charges, consolidated provision for income taxes, fixed charges less interest capitalized, and undistributed earnings of less-than-50% owned affiliates. Fixed charges include interest expensed and capitalized and the interest portion of rental obligations. Amounts were prepared in accordance with IFRS. The ratio for 2003 is not available because Mittal N.V.’s financial statements were not prepared in accordance with IFRS for that year and doing so would be a significant effort and expense.

BUSINESS OF ARCELORMITTAL USA INC.
     ArcelorMittal USA Inc., or ArcelorMittal USA, is one of North America’s largest steelmakers and serves a broad U.S. manufacturing base. On April 15, 2005, ArcelorMittal’s predecessor acquired International Steel Group Inc. and was renamed Mittal Steel USA ISG Inc. Effective December 31, 2005, Mittal Steel USA ISG Inc. merged with another subsidiary of ArcelorMittal’s predecessor, Ispat Inland Inc. Mittal Steel USA ISG Inc. was the surviving subsidiary and was renamed Mittal Steel USA Inc. (and was subsequently renamed ArcelorMittal USA Inc.). Both companies were indirect wholly owned subsidiaries of ArcelorMittal’s predecessor, Mittal N.V. As of December 31, 2007, ArcelorMittal USA had operations in 13 states of the United States with an annual raw steel production capability of approximately 27.0 million net tons. When referring to ArcelorMittal USA’s operations, net tons means short tons equal to 2,000 pounds.
     ArcelorMittal USA is an indirect wholly owned subsidiary of ArcelorMittal, the world’s largest and most global steel company. ArcelorMittal has steelmaking operations in 20 countries on four continents, including 65 integrated, mini-mill and integrated mini-mill steelmaking facilities.
Steel Production
     Steel is produced either by integrated steel facilities or electric arc furnaces. Integrated mills use blast furnaces to produce hot metal typically from iron ore, limestone and coke. Coke is a refined carbon product produced by firing coal in large coke ovens. Hot metal is then converted through the basic oxygen process into liquid steel where it can be metallurgically refined. For flat rolled steel products, liquid steel is either teemed into ingots for later processing or cast into slabs in a continuous caster machine. The slabs are further shaped or rolled at a plate mill or hot strip mill. In the production of sheet products, the hot strip mill process may be followed by various finishing processes, including pickling, cold-rolling, annealing, tempering or coating processes, including galvanizing (zinc coating). These various processes are often distinct steps undertaken at different times rather than during a continuous process and may take place in separate facilities. Steel produced by integrated mills tends to be cleaner or purer than steel produced by electric arc furnaces since less scrap is used in the production process and scrap contains non-ferrous tramp elements. These purer products are more often required for value-added applications.
     A mini-mill uses an electric arc furnace to melt steel scrap or scrap substitutes, which for flat rolled products are then cast into slabs in a continuous casting process. The slabs are then rolled into finished product. Mini-mills are designed to accommodate shorter production runs with relatively fast product change-over time. Mini-mills generally produce a narrower range of steel products than do integrated producers and their products tend to be more of a commodity; however, mini-mills have historically enjoyed certain competitive advantages as compared to integrated mills, including lower required capital investment and lower labor costs per ton shipped.
Products
     ArcelorMittal USA’s principal products include a broad range of hot-rolled, cold-rolled and coated sheets, tin mill products, carbon and alloy plates, wire rod, rail products, bars and semi-finished shapes to serve the automotive, construction, pipe and tube, appliance, container and machinery markets. All of these products are available in standard carbon grades, as well as high strength, low alloy grades for more demanding applications.
     Hot-Rolled Products. All coiled flat-rolled steel is initially hot-rolled by passing a slab through a multistand rolling mill to reduce its thickness to less than 5/8 inch. Hot-rolled steel destined for the sheet market can be either shipped as black band, or cleaned in an acid bath and sold as pickled band. These products are used in non-critical surface applications such as automotive frames and wheels, construction products, pipe, off-highway equipment and guardrails.
     Cold-Rolled Products. Cold-rolled sheet is hot-rolled coil that has been further processed through a pickler and then passed through a rolling mill without reheating until the desired gauge, or thickness, and other physical properties have been achieved. Cold-rolling reduces gauge and hardens the steel. Further processing through an annealing furnace and a temper mill improves ductility and formability. Cold-rolling can also impart various surface finishes and textures. Cold-rolled sheet is used in, among other things, steel applications that demand higher surface quality, such as exposed automobile and appliance panels. Cold-rolled sheet prices are usually higher than hot-rolled steel prices. For certain applications, cold-rolled sheet is coated or painted.
     Coated Products. Either hot-rolled or cold-rolled coil may be coated with zinc, aluminum or a combination thereof to render it corrosion resistant and to improve its paintability. Hot-dipped galvanized, galvannealed, GalvalumeTM, electrogalvanized and aluminized products are types of coated steel. These are also among the highest value-added sheet products because they require the greatest degree of processing and usually have the strictest quality requirements. Coated steel products are generally used in applications such as automobiles, household appliances, roofing and siding, heating and air conditioning equipment, air ducts, switch boxes, chimney flues, awnings and grain bins.
     Plate. Plate is steel that is generally more than 3/16 inch thick. It can be made on either a coiled plate mill up to 1-inch thick or a discrete plate mill. The coiled plate or discrete mill plate is then cut into sections for specific end uses. Commodity steel plate is used in a variety of applications such as storage tanks, ships and railcars, large diameter pipe and machinery parts. More specialized steel plate, such as high-strength-low alloy, heat-treated, or alloy plate, can have superior strength and performance characteristics for particular applications such as the manufacture of construction, mining and logging equipment; pressure vessels and oil and gas transmission lines; and the fabrication of bridges and buildings. Quenched and tempered plate is harder and stronger and can be used in products such as military armor and hard rock mining equipment.
     Tin Products. Tin mill sheet steel is used to produce food and other containers. It is available as black plate, tin plate and tin-free steel. Black plate is an uncoated thin gauge cold rolled steel, tin plate is black plate electrolytically plated with metallic tin and tin-free steel is black plate that has been electrolytically plated with metallic chromium and chromium oxides. Both tin plate and tin-free steel undergo a plating process whereby the molecules from the positively charged tin or chromium anode attach to the negatively charged sheet steel. The thickness of the coating is readily controlled through regulation of the voltage and speed of the sheet through the plating area.
     Bars. Bars are long steel products that are rolled from billets. Merchant bars include rounds, flats, angles, squares, and channels that are used by fabricators to manufacture a wide variety of products such as furniture, stair railings, and farm equipment.
     Rail. Billets and blooms are fed through rollers that form rail. Rail is produced in a number of sections determined by their weight per yard and relative strengths. Rail is sold to railroad companies and regional transit authorities for new track projects, as well as for the repair of existing track.
     Wire Rod. Billets are fed through rolls that form wire rod. Wire rod is produced in a variety of grades and dimensions for further processing into wire products or fabricated to make fasteners.
     Reinforcing Bar (Rebar). Billets are fed through rolls to form rebar. Rebar is used in construction with concrete and masonry structures.
Customers
     ArcelorMittal USA sells its products to a highly diversified customer base representing all major steel-consuming markets as well as to third-party processors and service centers. Its customers are primarily in the Midwest and along the eastern seaboard of the United States.
     Direct Sales to End-Users. ArcelorMittal USA primarily sells directly to end-users representing a wide range of consuming markets, including automotive, construction, appliance, transportation, container, machinery and equipment. Its sales, technical and engineering staff are organized with both a specific product (plate, flat rolled, tinplate, bar, wire rod and rail products) and geographic market focus.
     Sales to Intermediate Processors and Steel Service Centers. A significant portion of ArcelorMittal USA’s sales are to intermediate processors and steel service centers. These processors and steel service centers typically act as intermediaries between steel producers and various end-user manufacturers that require further processing or inventory programs. The additional services performed by steel service centers and processors include pickling, galvanizing, cutting to length, slitting to size, leveling, blanking, shape correcting, edge rolling, shearing and stamping.
     Contract and Spot Sales. Less than half of ArcelorMittal USA’s sales in 2006 were on the spot market with price terms of three months or less. The majority of sales in 2006 were through longer-term customer contracts.
     International Sales. Historically, the opportunities for sales outside the United States of steel products have been intermittent and highly competitive and ArcelorMittal USA’s international sales have been minimal.
Sales, Customer Service and Product Development
     To properly service its customers, ArcelorMittal USA has a knowledgeable and dedicated sales force responsible for soliciting and servicing steel consumers. The sales organization is focused and organized by steel consuming market segments and is directed from a centralized commercial leadership group, which provides clarity and uniformity to the market. In addition, ArcelorMittal USA has a customer service organization at each of its producing locations that work closely with ArcelorMittal USA’s scheduling, operations, quality, and logistics organizations to provide information and service related to order fulfillment.
     Technical resources exist within each division sales group, supported by plant technical personnel to help customers specify the proper material for each end-use. ArcelorMittal USA has a research and product development facility in Northwest Indiana.
Competition
     Competition within the steel industry, both in the United States and globally, is intense and expected to remain so. ArcelorMittal USA’s primary U.S. competitors are United States Steel Corporation, Nucor Corporation, AK Steel Holding Corporation, and IPSCO Inc. The steel market in the United States is also served by a number of non-U.S. sources, and U.S. supply is subject to changes in worldwide demand and currency fluctuations, among other factors.
     Numerous companies in the steel industry declared bankruptcy in the past ten years. They have either ceased production or more often continued to operate after being acquired or reorganized. In addition, some non-U.S. steel producers are owned and supported by their governments and their decisions with respect to production and sales may be influenced by political and economic policy considerations rather than by prevailing market conditions. The steel industry is highly cyclical in nature and subject to significant fluctuations in demand as a result of macroeconomic changes in global economies, including those resulting from currency volatility. The global steel industry is also generally characterized by overcapacity, which can result in downward pressure on steel prices and gross margins.
     ArcelorMittal USA competes with other flat-rolled steel producers (both integrated steel mills and mini-mills) and producers of plastics, aluminum, ceramics, carbon fiber, concrete, glass, plastic and wood that can be used in lieu of flat-rolled steels in manufactured products. Mini-mills generally offer a narrower range of products than do integrated steel mills but can have some cost advantages as a result of their different production processes.
     The competition in the discrete plate business, both carbon and alloy, is somewhat fragmented with ArcelorMittal USA having the largest capability and the widest product range domestically.
     Price, quality, delivery and service are the primary competitive factors in all markets that ArcelorMittal USA serves and vary in relative importance according to the product category and specific customer.

Raw Materials
     ArcelorMittal USA’s business depends on continued access to reliable supplies of various raw materials, principally, iron ore, coal, coke, scrap, energy and industrial gases. ArcelorMittal USA believes there will be adequate sources of its principal raw materials to meet its near term needs.
Iron Ore
     For an integrated steelmaker, iron ore is an essential element in the production of steel. ArcelorMittal USA annually consumes approximately 25.0 million net tons of iron ore pellets and iron ore fines. Substantially all of its ore requirements are under contract or supplied by entities in which ArcelorMittal USA maintains an ownership interest. ArcelorMittal USA has a contract with Cleveland-Cliffs Inc., or Cliffs, to purchase iron ore through 2010. ArcelorMittal USA also has long-term contracts with several producers to supply its Sparrows Point facility. ArcelorMittal USA’s Hibbing Taconite joint venture’s mine and processing facilities supply substantially all of Burns Harbor’s current annual iron ore pellet requirements and are operated by Cliffs, which also owns 23% of the joint venture. ArcelorMittal USA also owns the Minorca Mine in Minnesota that supplies its Indiana Harbor East facility.
     On March 19, 2007, ArcelorMittal USA and certain of its subsidiaries executed an umbrella agreement with Cliffs that covers the prices to be paid and the amounts to be purchased under three separate pre-existing iron ore pellet supply agreements with Cliffs for ArcelorMittal USA’s Cleveland and Indiana Harbor West, Indiana Harbor East, and Weirton facilities. This umbrella agreement replaces the Letter of Agreement dated as of April 12, 2006, between Cliffs and ArcelorMittal USA.
     Under the terms of the umbrella agreement, the Pellet Sale and Purchase Agreement dated as of April 10, 2002 for ArcelorMittal Cleveland and ArcelorMittal Indiana Harbor, as previously amended, the Pellet Sale and Purchase Agreement dated as of December 31, 2002 for Ispat Inland, and the Amended and Restated Pellet Sale and Purchase Agreement dated as of May 17, 2004 for ISG Weirton are modified to aggregate ArcelorMittal USA’s purchases during the years 2006 through and including 2010. The pricing provisions are determined in accordance with the supply contract agreements for each of the covered facilities in the three agreements listed above.
     During 2006 through 2010, ArcelorMittal USA is obligated to purchase specified minimum tonnages of iron ore pellets on an aggregate basis. ArcelorMittal USA is permitted under the umbrella agreement to transfer any of the committed volume for use at any iron and steel facility(s) owned directly or indirectly by ArcelorMittal, which enhances flexibility. The umbrella agreement also sets the minimum annual tonnage at ArcelorMittal USA’s approximately budgeted usage levels through 2010, with pricing then in effect at the facility where ArcelorMittal USA directs pellets to be delivered. Pricing for iron pellets shipped to other ArcelorMittal facilities will be agreed to in the future and will be based upon one of the three separate pre-existing iron-ore pellet supply agreements. There is no minimum tonnage purchase obligation associated with any of the three separate pre-existing iron ore pellet supply agreements. The terms of the umbrella agreement allow ArcelorMittal USA to manage its ore inventory levels through buy down provisions, which permit ArcelorMittal USA to reduce its tonnage purchase obligation each year at a specified price per ton, and through deferral provisions, which permit ArcelorMittal USA to defer a portion of its annual tonnage purchase obligation beginning in 2007. The umbrella agreement also establishes consistent procedures for administering the deliveries of ore through 2010.
Coal and Coke
     Coke, a refined carbon product produced by baking coal to drive off volatile matter, is the principal fuel used to produce hot metal in ArcelorMittal USA’s blast furnaces. ArcelorMittal USA annually consumes approximately 7.0 million dry net tons of coke. ArcelorMittal USA’s coke batteries in Warren, Ohio and Burns Harbor, Indiana supply approximately 2.3 million net tons. ArcelorMittal USA has multiple long-term contracts with various coke producers, including one that operates a coke oven battery located at its Indiana Harbor East facility. ArcelorMittal USA also purchases coke from other ArcelorMittal facilities. ArcelorMittal USA obtains the balance of its requirements from international sources at market prices. ArcelorMittal USA uses approximately 5.0 million net tons of coal per year. ArcelorMittal USA has contracts for substantially all of its requirements for its coke oven batteries and coal injection systems. ArcelorMittal USA does, however, periodically buy small amounts of coal in the spot market for specific needs.
Scrap
     Historically, ArcelorMittal USA uses hot metal for approximately 75% of its basic oxygen furnace charge and scrap for approximately 25%. These percentages could vary depending on the relative costs, availability and other factors. Approximately half of such scrap used by ArcelorMittal USA is generated at its own facilities. ArcelorMittal USA’s electric arc furnaces use scrap for all of their production, of which only a small portion is internally generated. ArcelorMittal USA consumes about 5.0 million net tons of purchased scrap per year. There are no long-term scrap contracts available as all purchases are in a short-term open market. Electric arc furnace steelmakers primarily use scrap in products and are therefore vulnerable to scrap price movements. ArcelorMittal USA expects scrap to continue to be in sufficient supply to satisfy its needs.
Energy and Industrial Gases
     ArcelorMittal USA’s steel operations consume large amounts of electricity, natural gas, oxygen and other industrial gases. ArcelorMittal USA purchases its electrical power requirements from various suppliers. In addition, ArcelorMittal USA operates cogeneration facilities on certain of its sites that utilize waste gases from the blast furnaces to supplement its electrical power requirements and control its energy costs. ArcelorMittal USA purchases natural gas under short-term supply contracts with a common group of suppliers. ArcelorMittal USA uses financial instruments to hedge such purchases when appropriate. Various service providers provide transportation of the natural gas to its facilities. ArcelorMittal USA also has several long-term contracts to supply its oxygen, hydrogen, argon and nitrogen gas requirements.
Employees
     Approximately 80% of ArcelorMittal USA’s employees are represented by unions, primarily the United Steelworkers. The collective bargaining agreement between ArcelorMittal USA and the United Steelworkers expires on September 1, 2008.
Unfair Trade Practices and Trade Remedies
     Under international agreement and U.S. law, remedies are available to domestic industries where imports are “dumped” or “subsidized” and such imports cause material injury to a domestic industry. Dumping involves selling for export a product at a price lower than the same or similar product is sold in the home market of the exporter or where the export prices are lower than a value that typically must be at or above the full cost of production. Subsidies from governments (including, among other things, grants and loans at artificially low interest rates) under certain circumstances are similarly actionable. The remedy available is an antidumping duty order or suspension agreement where injurious dumping is found and a countervailing duty order or suspension agreement where injurious subsidization is found. When dumping or subsidies continue after the issuance of an order, a duty equal to the amount of dumping or subsidization is imposed on the importer of the product. Such orders and suspension agreements do not prevent the importation of a product, but rather require either that the product be priced at an undumped level or without the benefit of subsidies or that the importer pay the difference between such undumped or unsubsidized price and the actual price to the U.S. government as a duty.
Environmental Matters
     ArcelorMittal USA’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment. The prior owners of ArcelorMittal USA’s facilities expended in the past, and ArcelorMittal USA expects to expend in the future, substantial amounts to achieve or maintain ongoing compliance with U.S. federal, state, and local laws and regulations, including the Resource Conservation and Recovery Act, or RCRA, the Clean Air Act, and the Clean Water Act. These environmental expenditures are not projected to have a material adverse effect on ArcelorMittal USA’s consolidated financial position or on

ArcelorMittal USA’s competitive position with respect to other similarly situated U.S. steelmakers subject to the same environmental requirements.
RCRA
     Under RCRA and similar U.S. state programs, the owners of certain facilities that manage hazardous wastes are required to investigate and, if appropriate, remediate historic environmental contamination found at such facilities. All of ArcelorMittal USA’s major operating and inactive facilities are or may be subject to a corrective action program or other laws and regulations relating to environmental remediation, including projects relating to the reclamation of industrial properties, also known as brownfield projects.
Clean Air Act
     ArcelorMittal USA’s facilities are subject to a variety of permitting requirements under the Clean Air Act that restrict the type and amount of air pollutants that may be emitted from regulated emission sources. In 2003, the U.S. Environmental Protection Agency, or EPA, issued a final rule to reduce hazardous air pollutant emissions from integrated iron and steel manufacturing facilities. The final rule requires affected facilities to meet standards reflecting the application of maximum achievable control technology, or MACT, standards. Many of ArcelorMittal USA’s facilities subject to the new MACT standards demonstrated compliance with such standards in May 2006. Other facilities were granted an extension until May 20, 2007 to meet the MACT requirements. ArcelorMittal is currently in compliance with the new MACT standards.
     Other Clean Air Act requirements, such as revisions to national ambient air quality standards for ozone, particulate matter, and mercury emissions may have significant impacts on ArcelorMittal USA in the future, although whether and how it will be affected cannot be determined for many years. ArcelorMittal USA also may be affected if the U.S. federal government or the states in which it operates begin to regulate emissions of greenhouse gases such as carbon dioxide. However, because ArcelorMittal USA cannot predict what requirements will be imposed on it or the timing of such requirements, it is unable to evaluate the ultimate future cost of compliance with respect to these potential developments.
Clean Water Act
     ArcelorMittal USA’s facilities also are subject to a variety of permitting requirements under the Clean Water Act, which restricts the type and amount of pollutants that may be discharged from regulatory sources into receiving bodies of waters, such as rivers, lakes and oceans. The EPA issued regulations that require existing wastewater dischargers to comply with effluent limitations. Several of ArcelorMittal USA’s facilities are subject to these regulations, and compliance with such regulations will be required as new discharge permits are issued for continued operation. ArcelorMittal USA is unable to evaluate the cost with respect to these future permit requirements.
Intellectual Property
     ArcelorMittal USA owns a number of U.S. and non-U.S. patents that relate to a wide variety of products and processes, has filed pending patent applications and is licensed under a number of patents. However, ArcelorMittal USA believes no single patent or license or group of patents or licenses is of material importance to its overall business. ArcelorMittal USA also owns registered trademarks for certain of its products and service marks for certain of its services, which, unlike patents and licenses, are renewable so long as they are continued in use and properly protected.
Properties
Principal Operating Facilities
     As of December 31, 2007, ArcelorMittal USA’s steel operations consisted of five integrated steelmaking plants, one basic oxygen furnace/compact strip mill, four electric arc furnace plants with raw steel production capability of approximately 27.0 million net tons and five finishing plants. As of December 31, 2007, ArcelorMittal USA owned all or substantially all of each plant. As of December 31, 2007, ArcelorMittal USA also owned interests in various joint ventures that support these facilities, as well as several raw material, railroad and transportation assets.
Integrated Steelmaking Facilities
     Burns Harbor. ArcelorMittal USA’s Burns Harbor facility is located on approximately 3,300 acres in Indiana on Lake Michigan, approximately 50 miles southeast of Chicago, Illinois. Burns Harbor is an integrated mill capable of producing hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and steel plate for use in automotive, appliance, service center, construction, and ship building applications. Burns Harbor’s iron producing facilities include a sintering plant, two coke oven batteries and two blast furnaces with granularized coal injection capable of producing approximately 4.8 million net tons of hot metal per year. The steel producing shop consists of three basic oxygen furnaces, one degasser, two ladle treatment stations, two continuous slab casters (an 84-inch two strand and a 76-inch two strand) capable of producing approximately 4.7 million net tons of raw steel per year. Finishing facilities include an 80-inch hot-strip mill, two 80-inch continuous pickling lines, an 80-inch five-stand tandem mill, batch annealing facilities, a continuous anneal line, an 80-inch five stand temper mill, a 72-inch hot dip galvanizing line, which is capable of producing both galvanized and galvannealed sheets, and two plate mills (160-inch and 110-inch). Burns Harbor also operates a third plate mill and associated heat-treating facilities in Gary, Indiana.
     Indiana Harbor West. ArcelorMittal USA’s Indiana Harbor West facility is located on approximately 1,200 acres in Indiana, 20 miles southeast of Chicago, Illinois on Lake Michigan. Indiana Harbor West is an integrated mill capable of producing hot-rolled sheet, cold-rolled sheet, and hot dip galvanized sheet for use in automotive, appliance, service center, tubular, strip converters, and contractor applications. Indiana Harbor’s iron producing facilities include a sintering plant and two blast furnaces capable of producing approximately 3.6 million net tons of hot metal per year. The steel producing shop consists of two basic oxygen furnaces, two ladle metallurgy stations, a vacuum degasser and two continuous slab casters (88-inch one strand and 80-inch one strand) capable of producing approximately 4.0 million net tons of raw steel per year. Finishing facilities include an 84-inch hot-strip mill, a 76-inch pickle line, an 80-inch five-stand tandem mill, batch annealing facilities, a two-stand temper mill, and 72-inch and 60-inch hot dip galvanizing lines.
     Indiana Harbor East. ArcelorMittal USA’s Indiana Harbor East facility is located on approximately 1,900 acres in Indiana next to its Indiana Harbor West facility. This is an integrated mill capable of producing hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and bar products for use in automotive, appliance, service center, tubular, strip converters, and contractor applications. Indiana Harbor East’s iron producing facilities include three blast furnaces capable of producing approximately 5.7 million net tons of hot metal per year. The steel producing shop consists of four basic oxygen furnaces and three slab and bloom casters capable of producing 5.9 million net tons of raw steel per year. Finishing facilities include an 80-inch hot-strip mill, two continuous pickle lines, 56-inch and 80-inch tandem mills, continuous and batch annealing facilities, three temper rolling mills, and three coating lines.
     Cleveland. ArcelorMittal USA’s Cleveland facility is located on approximately 1,200 acres on opposite banks of the Cuyahoga River, near Lake Erie in Cleveland, Ohio. Cleveland is an integrated mill capable of producing hot-rolled sheet, cold-rolled sheet, and hot dip galvanized sheet for automotive, strip converter, service center and tubular applications. Its iron producing facilities includes a coke oven battery located in Warren, Ohio and two blast furnaces that are capable of producing approximately 3.1 million net tons of hot metal per year. Cleveland has two steel producing shops. The west side shop consists of two basic oxygen furnaces, a ladle metallurgy station and a 63-inch two strand caster. The east side shop includes two basic oxygen furnaces, a ladle metallurgy station, a degasser and a 73-inch two strand caster. The two shops combined are capable of producing approximately 3.8 million net tons of raw steel per year. Finishing facilities include an 84-inch hot strip mill, an 84-inch continuous pickling line, an 84-inch five stand tandem mill, batch annealing facilities, an 84-inch one stand temper mill and a hot dip galvanize line.
     Sparrows Point. ArcelorMittal USA’s Sparrows Point facility is located on approximately 3,100 acres on the Chesapeake Bay near Baltimore, Maryland. Sparrows Point is an integrated mill capable of producing hot-rolled sheet, cold-rolled sheet, galvanized and GalvalumeTM sheets, and tin plate products for use in the construction, service center, container, and export markets. The iron producing facilities include a sintering plant, and a blast furnace with pulverized coal injection capable of producing approximately 4.0 million net tons of hot metal per year. The steel producing shop includes two vessel basic oxygen furnaces, two ladle metallurgy stations and two continuous slab casters (104-inch single strand and 89-inch single strand) capable of producing approximately 3.9 million net tons of raw steel per year. Finishing facilities include a 68-inch hot-strip mill, a 61-inch continuous pickling line, a 67-inch continuous pickling line and five stand tandem mill, a 48-inch five stand tin tandem mill, batch annealing facilities, one continuous anneal line, a 67-inch one stand temper mill, a 48-inch hot dip galvanizing line, two 48-inch galvanize/GalvalumeTM lines, and tin mill facilities (one 48-inch two stand tin temper mill, a 48-inch two stand double cold reducing mill, and three 38-inch electrolytic tin plating lines). Sparrows Point’s location on the Chesapeake Bay makes it the only domestic integrated steel mill with direct ocean access and provides ArcelorMittal USA with a deep-water port and the capability to ship products and receive raw materials by ship, thereby reducing its freight costs.
     On August 1, 2006, in order to resolve certain U.S. competition concerns raised in connection with Mittal N.V.’s acquisition of Arcelor, a Luxembourg steel company, the U.S. Department of Justice, or DOJ, filed with the U.S. District Court in Washington, D.C. a consent decree in which Mittal N.V. agreed to use its best efforts to sell Dofasco Inc., a subsidiary of Arcelor, to ThyssenKrupp AG, or, if Dofasco could not be sold due to certain Dutch legal constraints, to sell either its Weirton or Sparrows Point facility, at the election of the DOJ.  On February 20, 2007, the DOJ informed Mittal N.V. that it had selected the Sparrows Point steel mill for divestiture under the consent decree. A trustee has been appointed by the U.S. District Court to supervise the divestiture. On March 26, 2008, ArcelorMittal confirmed that the trustee had entered into an agreement to sell the Sparrows Point steel mill to OAO Severstal for $810.0 million, net of debt.
Basic Oxygen Furnace/Compact Strip Mill
     Riverdale. ArcelorMittal USA’s Riverdale, Illinois facility is located on 165 acres approximately 14 miles west of its Indiana Harbor facilities. Riverdale produces hot rolled sheet for strip converter and service center applications. Hot metal is supplied from ArcelorMittal USA’s Indiana Harbor and Burns Harbor blast furnaces to Riverdale’s basic oxygen furnaces. Principal facilities include a steel producing shop with two basic oxygen furnaces, two ladle metallurgy facilities and a 63-inch one strand continuous slab caster, which uses a compact strip process capable of producing approximately 0.8 million net tons of raw steel per year. This caster directly feeds a 62-inch wide tunnel furnace and a seven-stand hot-strip rolling mill. The Riverdale compact strip mill incorporates the latest casting and rolling technology designs.
Electric Arc Furnaces
     Georgetown. ArcelorMittal USA’s Georgetown, South Carolina facility is located on 60 acres on Winyah Bay. Georgetown produces wire rod for use by converters and original equipment manufacturers. Steel producing facilities consist of two alternating current electric arc furnaces capable of producing approximately 1.0 million net tons of liquid steel per year, with two ladle metallurgy stations, and a six strand continuous billet caster capable of producing approximately 1.0 million net tons of raw steel per year. Finishing operations include a wire rod rolling mill capable of producing approximately 0.8 million net tons of wire rod per year. Georgetown’s location provides deep water access and the capability to ship products and receive raw materials by ship, thereby reducing its freight costs.
     Coatesville. ArcelorMittal USA’s Coatesville facility is located in Coatesville, Pennsylvania, about 45 miles west of Philadelphia, Pennsylvania. Coatesville is capable of producing approximately 450 different chemistries, which generally refers to the mix of elements contained within a particular grade of steel, including a wide range of carbon and alloy discrete plate products (including carbon, high-strength, low alloy, commercial alloy, military alloy, flame-cut and clad) for use in infrastructure, chemical process facilities and shipbuilding applications. Steel producing facilities consist of an alternating current electric arc furnace capable of producing approximately 0.9 million tons of liquid steel per year, a vacuum degasser, an ingot teaming facility, and an 85-inch strand slab caster capable of producing approximately 0.8 million net tons of raw steel per year. Finishing facilities include two plate mills (a 140-inch and a 206-inch) and heat-treating facilities. An additional finishing facility in Piedmont, North Carolina provides plasma arc cutting capabilities.

     Steelton. ArcelorMittal USA’s Steelton facility is located in Steelton, Pennsylvania, about 100 miles west of Philadelphia, Pennsylvania. Steelton produces railroad rails, specialty blooms, and flat bars for use in railroad and forging markets. Steelton’s steel producing facilities consist of a direct current electric arc furnace capable of producing approximately 1.1 million net tons of liquid steel per year, a ladle arc reheating furnace, a vacuum degasser, a three strand continuous bloom caster and an ingot teaming facility capable of producing approximately 1.0 million net tons of raw steel per year. Finishing operations include a 44-inch blooming mill, a 28-inch rail mill, in-line rail head-hardening facilities, rail finishing and a 20-inch bar mill.
     Indiana Harbor East. Located within the integrated plant in Indiana is an electric arc furnace capable of producing approximately 0.6 million tons of liquid steel per year, a continuous billet caster and a 12-inch bar mill.
     Vinton. ArcelorMittal USA’s Vinton facility is located in Vinton, Texas, about 20 miles north of El Paso. It has two electric arc furnaces capable of producing approximately 0.2 million net tons of liquid steel, a continuous caster, and a rolling mill. It produces reinforcing bar and grinding balls, which it sells in the southwestern United States.
Rolling and Finishing Facilities
     Weirton. ArcelorMittal USA’s Weirton, West Virginia facility is located on approximately 2,700 acres near the Ohio River. Weirton is capable of producing hot-rolled sheet, cold-rolled sheet, galvanized, electro-galvanized, and tin plate products for use in construction, service center, container and tubular markets. Finishing facilities include a 54-inch hot strip mill, 54-inch and 48-inch continuous picklers, two 48-inch five stand and one 48-inch four stand tandem cold mills, batch anneal, three continuous anneal lines, three temper mills, (48-inch one stand for sheet products, a 40-inch two stand and 45-inch two stand for tin products), two double cold reducing mills, two-48 inch and one 42-inch hot dip galvanizing lines, one 38-inch electro-galvanizing line, and four tin plate lines. The finishing facilities are being supplied from steel produced at ArcelorMittal USA’s other facilities.
     Weirton’s primary facilities were permanently idled in 2005. They included an iron producing shop including two blast furnaces capable of producing approximately 2.5 million net tons of hot metal per year. The steel producing shop included two vessel basic oxygen furnaces with two ladle treatment stations and two vacuum degassing facilities, and a 48-inch four strand continuous caster capable of producing approximately 3.0 million tons of raw steel per year. Its hot strip mill was permanently idled at the end of 2007.
     Hennepin. ArcelorMittal USA’s Hennepin, Illinois finishing facility is located on approximately 860 acres on the Illinois River, about 100 miles west of Chicago, Illinois. Hennepin produces cold-rolled sheet and hot dip galvanized sheet for the electrical, appliance, and construction markets. Hot band substrate is supplied from ArcelorMittal USA’s Burns Harbor and Indiana Harbor facilities. Principal operating facilities include an 84-inch continuous pickling line, an 84-inch five strand tandem mill, batch annealing, an 84-inch temper mill and an 84-inch hot dip galvanizing line. Hennepin’s location on the Illinois River makes it capable of shipping and receiving by barge.
     Columbus. ArcelorMittal USA’s Columbus Coatings facility is located in Columbus, Ohio. Columbus produces hot dip galvanized sheet for the automotive market. ArcelorMittal USA’s Burns Harbor facility supplies cold-rolled coils and is responsible for marketing the finished product. The principal operating facility includes a 72-inch hot dip galvanizing line. ArcelorMittal USA also operate a steel slitter and warehousing facility at its Columbus facility through its Columbus Processing Company.
     Conshohocken. ArcelorMittal USA’s Conshohocken facility is located in Conshohocken, Pennsylvania, about 15 miles north of Philadelphia, Pennsylvania. Conshohocken produces both coil and discrete plate for use in construction and military applications. Slabs are provided by ArcelorMittal USA’s Sparrows Point and Coatesville facilities. Principal facilities consist of a 110-inch Steckel mill and heat treat facilities.
     Lackawanna. ArcelorMittal USA’s Lackawanna facility is located in Lackawanna, New York, about 5 miles south of Buffalo. Lackawanna produces cold-rolled sheet and hot dip galvanized sheet for use in the automotive and original equipment manufacturer, or OEM, markets. Hot band substrate is supplied principally from

ArcelorMittal USA’s Burns Harbor and Cleveland facilities. Principal facilities include a 75-inch continuous pickling line, a 75-inch four-stand tandem mill, batch annealing, a temper mill, and a 72-inch galvanizing line.
Railroads, Transportation and Research
     ArcelorMittal USA owns the assets of seven short-line railroads that transport raw materials and semi-finished steel products within its various facilities, and an interstate truck broker that serves its facilities.
     ArcelorMittal USA owns a fleet of coal hopper cars used in unit trains to move coal and coke to Indiana Harbor. ArcelorMittal USA time-charters three vessels for the transportation of iron ore and limestone on the Great Lakes.
     ArcelorMittal USA also owns and maintains research and development laboratories in East Chicago, Indiana. Such facilities are believed to be adequate to serve ArcelorMittal USA’s present and anticipated needs.
Significant Joint Ventures
     I/N Tek. ArcelorMittal USA owns a 60% interest in a partnership that has constructed a 1.7 million ton annual capacity cold-rolling mill on approximately 200 acres of land, which it owns in fee, located near New Carlisle, Indiana. Substantially all the property, plant and equipment owned by I/N Tek is subject to a lien securing related indebtedness. ArcelorMittal USA does not exercise control over this entity.
     I/N Kote. ArcelorMittal USA owns a 50% interest in a partnership that has constructed a 1.0 million ton annual capacity steel galvanizing facility on approximately 25 acres of land, which it owns in fee, located adjacent to the I/N Tek site.
     PCI Associates. ArcelorMittal USA owns a 50% interest in a partnership that has constructed a pulverized coal injection facility on land located within Indiana Harbor East. PCI Associates leases the land upon which the facility is located. A 50% undivided interest in substantially all of the property, plant and equipment at the PCI facility is subject to a long-term lease, with the balance of the PCI facility owned by PCI Associates.
     Hibbing Taconite. ArcelorMittal USA owns a total 62.3% direct and indirect interest in Hibbing Taconite Company, located in Hibbing, Minnesota, that operates mines and a pelletizing plant. Hibbing Taconite has mining and processing facilities that can supply all of Burns Harbor’s iron ore pellet expected needs. ArcelorMittal USA owns a 90% interest in Ontario Iron Company, which is located in Hibbing, Minnesota and owns mineral leases used by Hibbing Taconite. Because ArcelorMittal USA owns an undivided interest in each asset and is liable for its share of each liability, it proportionally consolidates Hibbing Taconite.
     Empire Iron Mining. ArcelorMittal USA owns a 21% interest in Empire Iron Mining Partnership, located in Palmer, Michigan, which operates an iron ore mine and pelletizing plant.
     Bethlehem Roll Technologies LLC. ArcelorMittal USA owns a 50% interest in Bethlehem Roll Technologies LLC, which is located in Sparrows Point, Maryland and operates a facility for grinding steel mill rolls.
     Double G Coatings. ArcelorMittal USA owns a 50% interest in Double G Coatings Company, L.P., which is located near Jackson, Mississippi. Double G Coatings operates a 270,000-ton-per year sheet coating line that produces galvanized and GalvalumeTM coated sheets primarily for the construction market. Sparrows Point provides cold-rolled coils for ArcelorMittal USA’s share of production and is responsible for marketing its share of the finished product.
     Steel Health Resources, LLC. ArcelorMittal USA owns a 47.5% interest in Steel Health Resources, L.L.C., which is located in Chesterton, Indiana and owns the building of a healthcare clinic.

     Steel Construction Systems. ArcelorMittal USA owns a 45% interest in Steel Construction Systems, which is located in Orlando, Florida and manufactures steel studs and roll-formed trusses for residential and light commercial buildings.
     Indiana Pickling and Processing Company. ArcelorMittal USA owns a 20% interest in Indiana Pickling and Processing Company, which is located in Portage, Indiana and operates a pickling line.
     ArcelorMittal USA accounts for all these joint ventures on the equity method except Hibbing Taconite, which is proportionally consolidated.
Legal Proceedings
     In the ordinary course of its business, ArcelorMittal USA is involved in various pending or threatened legal proceedings. ArcelorMittal USA cannot predict with certainty the outcome of any legal or environmental proceedings to which its is a party. In its opinion, however, adequate liabilities have been recorded for losses that are probable to result from legal proceedings and environmental remediation requirements. If such liabilities prove to be inadequate, however, it is reasonably possible that ArcelorMittal USA could be required to record a charge to earnings that could be material to the results of operations and cash flows in a particular future quarterly or annual period. ArcelorMittal USA believes that any ultimate additional liability arising from these actions, that is reasonably possible over what has been recorded, will not be material to its consolidated financial condition and sufficient liquidity will be available for required payments.
     In April 2007, ArcelorMittal USA acquired a steel plant in Vinton, Texas, formerly known as Border Steel, from Viga Investments Inc. (“Viga”). In July 2007, Viga filed a lawsuit seeking damages and other relief against ArcelorMittal USA alleging breaches relating to post-closing purchase price adjustment procedures under the purchase agreement. In a related transaction, ArcelorMittal Mexico Holdings B.V. (“ArcelorMittal Mexico”) purchased the stock of Sicartsa in Mexico. The purchase of Sicartsa and Border Steel were interrelated (each purchase agreement refers to the other) and part of an overarching, integrated transaction. The Sicartsa sellers dispute the validity of the closing balance sheet of Sicartsa. By filing a lawsuit in New York state court and seeking a judicial determination of the appropriate purchase price adjustment, we believe Viga breached a requirement under the Viga purchase agreement that disputes concerning post-closing purchase price adjustment procedures under the agreement be submitted to binding arbitration. Because the two transactions are interrelated, ArcelorMittal USA, ArcelorMittal, and ArcelorMittal Mexico asserted counterclaims against the Sicartsa sellers in the Viga litigation. We are unable to assess the outcome of these proceedings or to reasonably estimate the amount of ArcelorMittal USA, ArcelorMittal, or ArcelorMittal Mexico’s liabilities relating to these matters, if any.
     ISG purchased only specified assets of Georgetown, Weirton, Bethlehem Steel Corporation, Acme Steel Corporation and LTV Corporation through sales in bankruptcy proceedings. The sellers in those transactions retained liability for certain claims related to the assets that ArcelorMittal USA purchased, including personal injury claims. The sale orders issued by the U.S. Bankruptcy Courts having jurisdiction over each respective transaction entered orders barring assertion of claims (other than those in respect of certain specifically assumed liabilities, which did not include asbestos-related liabilities) against ArcelorMittal USA related to the assets in question, and confirming that neither ArcelorMittal USA nor its subsidiaries shall be responsible for any liabilities related to the assets (other than those in respect of certain specifically assumed liabilities which did not include asbestos-related liabilities). The sale orders issued by the U.S. Bankruptcy Courts also found that under no circumstances could ArcelorMittal USA be deemed a successor to any of the sellers for purposes of any liabilities. ArcelorMittal USA believes the manner through which its facilities were purchased in conjunction with the attendant orders of the U.S. Bankruptcy Courts places ArcelorMittal USA in a better position than other steelmakers with substantial exposure to asbestos-related liability or off-site environmental liability. Despite the foregoing, it is possible that future claims with respect to historic asbestos exposure could be directed at ArcelorMittal USA. The risk of incurring liability as the result of such claims is considered remote.

DESCRIPTION OF THE NOTES
     The following description is only a summary of the material provisions of the Indenture and the Collateral Documents. We urge you to read the Indenture and the Collateral Documents because these documents, and not this description, define your rights as holders of Notes. You may request copies of these agreements at the address set forth under the heading “Where You Can Find More Information”. Certain terms used in this description are defined under the subheading “— Certain Definitions”. In this description, the term “series of Notes” refers to all of the Notes, as a single series, and all outstanding Floating Rate Notes, as a single series. Except as otherwise provided, the Notes and the Floating Rate Notes will be treated as a single class of securities under the Indenture, including with respect to matters requiring the approval of holders of Notes. Additionally, the following terms refer to the entities indicated below:

Term	Entity
“Issuer”	Prior to the Permitted Finco Collapse Transaction, Ispat Inland ULC. Thereafter, the term “Issuer” refers to the Successor Issuer, ArcelorMittal Financial Services LLC, a Delaware limited liability company.

“Finco Guarantors”	Prior to the Permitted Finco Collapse Transaction, each of ArcelorMittal Partnership (formerly Ispat Inland, L.P.), 3019693 Nova Scotia U.L.C. and ArcelorMittal Finance LLC (formerly Ispat Inland Finance, LLC).

“Company”	ArcelorMittal USA Inc. (formerly Ispat Inland Inc.).

“Company Guarantors”	Each existing domestic Restricted Subsidiary of the Company that is an operating company (other than any Securitization Subsidiary) and certain of the Company’s future Restricted Subsidiaries.

On the Issue Date, the Company Guarantors were Burnham Trucking Company, Inc., Incoal Company, Ispat Inland Mining Company and Ispat Inland Service Corp.

On the date of this Consent Solicitation Statement, the Company Guarantors were Burnham Trucking Company, Inc., ArcelorMittal USA Incoal Inc. (formerly Incoal Company), ArcelorMittal Minorca Mine Inc., ArcelorMittal Service Inc., ArcelorMittal Cleveland Inc., ArcelorMittal Weirton Inc., ArcelorMittal Hennepin Inc., ArcelorMittal Indiana Harbor LLC, ArcelorMittal Warren Inc., ArcelorMittal Riverdale Inc., Mittal Steel USA – Venture Inc., ArcelorMittal Plate LLC, ISG Sparrows Point LLC, ArcelorMittal Steelton LLC, ArcelorMittal Lackawanna LLC, ArcelorMittal Burns Harbor LLC, ArcelorMittal Columbus LLC, ArcelorMittal Georgetown Inc., Mittal Steel USA – Railways Inc., ArcelorMittal Hibbing Inc., Hibbing Taconite Holding Inc., ISG Acquisition Inc., ArcelorMittal Real Estate Inc. and ArcelorMittal Tow Path Valley Business Park Development Company.

“Parent”	ArcelorMittal (formerly Ispat International N.V.).

“Guarantors”	Prior to the Permitted Finco Collapse Transaction, the Guarantors were the Parent, the Company, the Company Guarantors and the Finco Guarantors. Thereafter, the “Guarantors” are the Parent, the Company and the Company Guarantors.

Background
     On March 25, 2004 (the “Issue Date”), the Issuer issued $650.0 million in aggregate principal amount of the Notes and $150.0 million in aggregate principal amount of Senior Secured Floating Rate Notes due 2010 (the “Floating Rate Notes”) under an indenture, dated as of the Issue Date, among itself, the Guarantors and LaSalle Bank National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of September 16, 2004, the Second Supplemental Indenture dated as of March 14, 2005, the Third Supplemental Indenture dated as of December 31, 2005, the Fourth Supplemental Indenture dated as of December 31, 2005, the Fifth Supplemental Indenture dated as of December 31, 2006, the Sixth Supplemental Indenture dated as of September 3, 2007, the Seventh Supplemental Indenture dated as of November 13, 2007 and the Eighth Supplemental Indenture dated as of December 28, 2007 (the “Indenture”). The terms of the Notes and the Floating Rate Notes include those stated in the Indenture, as the same has been amended and supplemented through the date of this Consent Solicitation Statement, and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.
     On the Issue Date, ArcelorMittal Partnership (formerly Ispat Inland, L.P.) issued a Finco Subordinated Note to the Company in exchange for approximately $23.0 million of proceeds and used such proceeds to reimburse the Issuer for fees and expenses of the offering of the Notes and the Floating Rate Notes and/or loan such proceeds to the Issuer. The Issuer loaned the net proceeds of the Notes and the Floating Rate Notes, together with the net proceeds from such contribution/loan to ArcelorMittal Partnership in exchange for a mirror note (the “Finco Mirror Note”) of ArcelorMittal Partnership having substantially similar payment terms as the Notes and the Floating Rate Notes. ArcelorMittal Partnership used the proceeds from the issuance of the Finco Mirror Note to make a contribution and/or loan to its direct Subsidiary, 3019693 Nova Scotia U.L.C., which in turn contributed such proceeds to its direct Subsidiary, ArcelorMittal Finance LLC (formerly Ispat Inland Finance, LLC). ArcelorMittal Finance LLC used the proceeds of this capital contribution to purchase $800.0 million of First Mortgage Bonds (Series Y, in a principal amount of $150.0 million, and Series Z, in a principal amount of $650.0 million), at a price equivalent to the price of the Notes and the Floating Rate Notes, from the Company, with the First Mortgage Bonds having substantially similar payment terms as the Notes and the Floating Rate Notes. See “Description of First Mortgage Bonds”. The First Mortgage Bonds were pledged as collateral for the Note Guarantee of ArcelorMittal Finance LLC as described below under “— Collateral”.
     On September 21, 2004, all of the Notes and Floating Rate Notes were exchanged for new notes that were substantially identical to the Notes and the Floating Rate Notes, except that the new notes were registered under the Securities Act. Except as the context otherwise requires, references to the Notes and the Floating Rate Notes means the new notes that were registered under the Securities Act.
     In December 2004, the Company redeemed $227.5 million in aggregate principal amount of the Series Z First Mortgage Bonds from ArcelorMittal Finance LLC, which in turn used the proceeds to redeem $227.5 million in aggregate principal amount of the Notes, at a redemption price equal to 109.75% of the outstanding principal amount redeemed, plus accrued and unpaid interest.
     On April 1, 2006, the Company redeemed all $150.0 million of the Series Y First Mortgage Bonds from ArcelorMittal Finance LLC, which in turn used the proceeds to redeem all $150.0 million in outstanding principal amount of Floating Rate Notes at a redemption price equal to 103% of the outstanding principal amount, plus accrued interest to, but excluding, April 1, 2006.
     As of the date of this Consent Solicitation Statement there were $422,500,000 in aggregate principal amount of Notes and Series Z First Mortgage Bonds outstanding, and a Suspension Period was in effect, which generally means that the Notes are rated Investment Grade by two Rating Agencies. As a result of the Suspension Period, certain of the covenants in the Indenture and described in this section are not currently applicable to the Company.
     On December 28, 2007, the Issuer and the Finco Guarantors concluded a Permitted Finco Collapse Transaction. Additionally, following the Permitted Finco Collapse Transaction (including, following the transfer to the Successor Issuer of all First Mortgage Bonds and Preferred Stock issued by the Company held by the Finco Guarantors and the pledge by the Successor Issuer of such First Mortgage Bonds and Preferred Stock as Collateral and the other actions required to be taken in connection with the Collateral), the assets of the entities that were Finco

Guarantors immediately prior to such Permitted Finco Collapse Transaction ceased to be Collateral and were released from the Lien of the Pledge Agreement. See “The Proposed Amendments — Background and Purpose of the Solicitation”.
Issuance of Additional Notes
     The Issuer is permitted to issue up to an additional $100.0 million aggregate principal amount of notes consisting of additional Floating Rate Notes and/or Notes (collectively, the “Additional Notes”) following the Issue Date; provided that the Company issues a like aggregate principal amount of additional First Mortgage Bonds securing all of the Additional Notes in a transaction that complies with the covenant described under “— Certain Covenants — Limitation on Indebtedness” (including the limitation on the aggregate principal amount of Bonds that is permitted to be outstanding at any time under the Mortgage pursuant to clause (c) of such covenant). Any Additional Notes will be treated as part of the same series of notes as the Floating Rate Notes and the Notes, as applicable, issued on the Issue Date for all purposes under the Indenture, and all references thereto shall include any Additional Notes of such series, respectively.
Principal, Maturity and Interest
     The Issuer issued an aggregate principal amount of $650.0 million of Notes on the Issue Date. The Notes were issued in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on April 1, 2014. Interest on the Notes accrues at the rate of 9 3/4% per annum and is payable semiannually in arrears on April 1 and October 1 of each year, to the holders of record on the immediately preceding March 15 and September 15.
     Interest on the Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.
     The Issuer will pay interest on overdue principal at the rate of 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate, in each case, to the extent lawful.
Ranking
The Notes
     The Notes:
•	are senior obligations of the Issuer and will be the only indebtedness permitted to be incurred by the Issuer (other than Subordinated Obligations owed to a Finco Guarantor);

•	are guaranteed by each of the Guarantors; and

•	are secured to the extent set forth under “ — Collateral”.
The Note Guarantees
     The Note Guarantees:
•	are joint and several, senior obligations of the Guarantors;

•	are the only indebtedness permitted to be incurred by the Finco Guarantors (other than Subordinated Obligations owed to the Issuer or another Finco Guarantor) and are secured to the extent set forth under “— Collateral”;

•	rank senior in right of payment to all existing and future indebtedness of the Guarantors that is subordinated to the Note Guarantees;

•	rank equally in right of payment with all existing and future senior unsecured indebtedness of the Guarantors; and

•	will be effectively subordinated to creditors and preferred stockholders of the non-Guarantor Subsidiaries of Parent.
As of December 31, 2007:
•	the Company had approximately $1.1 billion of senior indebtedness, including $422.5 million of indebtedness secured by Bonds and $565 million of senior unsecured indebtedness; and

•	Parent had approximately $31.3 billion of unsubordinated indebtedness, consisting of $31.0 billion of indebtedness with its Subsidiaries; and

•	Subsidiaries of Parent (other than the Issuer and the Guarantors) had approximately $27.1 billion of indebtedness that would have ranked effectively senior to the Notes.
     Additionally, all of the operations of Parent are conducted through its Subsidiaries. Claims of creditors of such Subsidiaries (other than the Issuer and the Guarantors), including trade creditors and creditors holding indebtedness or guarantees issued by such Subsidiaries, and claims of preferred stockholders of such Subsidiaries, generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of Parent’s creditors including the holders of the Notes. Accordingly, Parent’s Note Guarantee will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of Parent’s Subsidiaries (other than the Issuer and any other Subsidiary of Parent that is a Guarantor). The Indenture does not impose any limitation on the incurrence of indebtedness by Parent or Parent’s Subsidiaries (other than the Issuer, the Finco Guarantors, the Company and the Company’s Restricted Subsidiaries).
Collateral
     Pursuant to the Pledge Agreement, the Notes and the Note Guarantees of the Finco Guarantors are secured by a first priority security interest in (i) the First Mortgage Bonds (which in turn are secured to the extent set forth under “Description of the First Mortgage Bonds — First Mortgage Bonds Collateral”) and (ii) all Capital Stock and indebtedness (including any Company Note) held by the Issuer and the Finco Guarantors (collectively, the “Securities Collateral”).
     Subject to certain terms and conditions set forth in the Indenture and the Pledge Agreement, the Pledgors are entitled to exercise any voting and other consensual rights on the Collateral and to collect, invest and dispose of any income thereon. Upon the occurrence and during the continuance of an Event of Default, subject to the conditions set forth in the Indenture and the Pledge Agreement:
(a)	all of the rights of the Pledgors to exercise voting or other consensual rights with respect to all Capital Stock included in the Collateral shall cease (except that the Pledgors may continue to exercise any such rights with respect to any Nova Scotia unlimited company provided that no such exercise is adverse to the holders of Notes), and all such rights (other than any such rights with respect to Capital Stock of any Nova Scotia unlimited company) shall become vested in the Trustee, which shall have the sole right to exercise such voting and other consensual rights; and

(b)	the Trustee may take possession of and sell the Collateral or any part thereof in accordance with the terms of the Pledge Agreement.
     Additionally, to secure the payment by the Company under its Note Guarantee, the Company has granted a second priority security interest in certain inventory (the “Inventory Collateral” and, together with the Securities Collateral, the “Collateral”) pursuant to the Inventory Security Agreement (the “Inventory Security Agreement”) between the Company and the Trustee. A first priority security interest in the Inventory Collateral as well as in certain additional assets not constituting part of the Collateral was previously granted to the lenders under the GECC

Credit Agreement. In 2005, however, the GECC Credit Agreement was terminated and the corresponding first priority security interest in the Inventory Collateral was released.
     In the case of an Event of Default, the Trustee will be permitted, subject to applicable laws, regulatory requirements and, in the case of the Inventory Collateral, any Inventory Intercreditor Agreement (as defined under “— Certain Limitations on the Collateral”), to exercise remedies and sell the Collateral under the Collateral Documents at the direction of the holders of a majority in aggregate principal amount of the Notes then outstanding, or, in the absence of such direction, in any manner the Trustee determines to be reasonable, and the Trustee will be permitted to demand that the Company immediately repay the principal of the First Mortgage Bonds. The proceeds received by the Trustee from any exercise of its remedies under the Collateral Documents will be applied by the Trustee, first, to pay the reasonable expenses of such foreclosure and fees and other amounts then payable to the Trustee under the Indenture and the Collateral Documents, second, pro rata to each holder of a Note in respect of all unpaid principal on such holder’s Note, third, pro rata to each holder of a Note in respect of all premium, if any, accrued interest and other amounts payable on the Notes and fourth, to the applicable Pledgor (in the case of the Securities Collateral) or the Company (in the case of the Inventory Collateral), or any other person legally entitled thereto.
     The Collateral may be released as only described under “— Release of Liens on Collateral”.
Certain Limitations on the Collateral
     There can be no assurance that the proceeds of any sale of Collateral following an Event of Default with respect to the Notes would be sufficient to satisfy, or would not be substantially less than, amounts due on the Notes.
     The right of the Trustee to take possession and dispose of the Collateral upon the occurrence of an Event of Default and the right of the trustee for the First Mortgage Bonds to foreclose on the First Mortgage Bonds Collateral following an event of default under the Mortgage are likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by a Pledgor or the Company, as applicable, prior to the Trustee or the trustee for the First Mortgage Bonds having taken possession and disposed of the Collateral or the First Mortgage Bonds Collateral. Under the U.S. Bankruptcy Code, a secured creditor is prohibited from taking its security from a debtor in a bankruptcy case, or from disposing of security taken from such debtor, without bankruptcy court approval. Although the Issuer is prohibited, with limited exceptions, under the terms of the Indenture from incurring additional Indebtedness and engaging in other activities, because the Issuer is part of Parent’s controlled group of companies, the Issuer may have joint and several liability with other members of Parent’s controlled group of companies, including with respect to ERISA liability and taxes.
     Moreover, the U.S. Bankruptcy Code permits the debtor in certain circumstances to continue to retain and to use collateral owned as of the date of the bankruptcy filing (and the proceeds, products, rents or profits of such collateral) even though the debtor is in default under the applicable debt instruments provided that the secured creditor is given “adequate protection”. The meaning of the term “adequate protection” may vary according to circumstances. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, we cannot predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the trustee for the First Mortgage Bonds could repossess or dispose of the First Mortgage Bonds Collateral or whether or to what extent holders would be compensated for any delay in payment or loss of value of the First Mortgage Bonds Collateral through the requirement of “adequate protection”.
     Furthermore, in the event a bankruptcy court determines the value of the Collateral or the First Mortgage Bonds Collateral is not sufficient to repay all amounts due on the Notes or the First Mortgage Bonds, as applicable, and any other obligations secured by such collateral, the holders of the Notes and such other obligations would hold secured claims to the extent of the value of the collateral securing such claims and would hold unsecured claims with respect to any shortfall. Applicable Federal bankruptcy laws do not permit the payment or accrual of post-petition interest, costs and attorneys’ fees during a debtor’s bankruptcy case unless the claims are oversecured or the debtor is solvent at the time of reorganization. In addition, if the Company or any Pledgor becomes the subject of a bankruptcy case, the bankruptcy court, among other things, may avoid certain pre-petition transfers made by the entity that is the subject of the bankruptcy filing, including, without limitation, transfers held to be preferences or fraudulent conveyances.
     Additionally, the Indenture provides that the Trustee will, if requested by the Company, enter into an intercreditor agreement (each such intercreditor agreement, being referred to as an “Inventory Intercreditor Agreement”) on terms not less favorable to the holders of Notes than the terms of the GECC Intercreditor Agreement, with any future lenders under any indebtedness that is secured by a Permitted Inventory Collateral Lien. By purchasing a Note and without further action, each Holder of a Note will be deemed to have consented to the terms of each Inventory Intercreditor Agreement and will be deemed to have instructed the Trustee to take each action that it is required to take pursuant to the terms of the Inventory Intercreditor Agreements. There can be no assurance that the value of the Inventory Collateral will be sufficient to provide any proceeds to provide payment on the Notes after payment in full of the obligations with any future lenders under any indebtedness that is secured by a Permitted Inventory Collateral Lien. In addition, any future Inventory Intercreditor Agreement could have the effect of delaying any sale of the First Mortgage Bonds Collateral by the trustee for the First Mortgage Bonds following a foreclosure. See “Description of Intercreditor Arrangements — Inventory Intercreditor Arrangements”.
     The GECC Intercreditor Agreement, which was entered into in connection with the initial offering of the Notes and subsequently terminated in 2005 provided, among other things, that for so long as any obligations were outstanding under the GECC Credit Agreement, the Trustee would not take any action to enforce its security interest in the Inventory Collateral and that any proceeds of any enforcement action in respect of the Inventory Collateral would first be applied to repay all obligations outstanding under the GECC Credit Agreement prior to being distributed to the Trustee in respect of the Company’s Note Guarantee. Additionally, the Trustee agreed in the GECC Intercreditor Agreement and through certain instructions provided to the trustee under the Mortgage that the lender under the GECC Credit Agreement would have access and certain other rights with respect to processing the Inventory Collateral and the other collateral for the GECC Credit Agreement that are maintained at the Company’s Indiana Harbor East facility, which constitutes substantially all of the First Mortgage Bonds Collateral.
Release of Liens on Collateral
     The Liens on the Collateral will be released with respect to the Notes, in whole, upon (i) payment in full of the principal of, accrued and unpaid interest and premium, if any, on the Notes and payment in full of all other Obligations under the Indenture due and payable at or prior to the time such principal, accrued and unpaid interest and premium, if any, are paid, (ii) satisfaction and discharge of the Indenture or (iii) a legal defeasance or covenant defeasance as set forth under the caption “— Defeasance”.
     Additionally, following the Permitted Finco Collapse Transaction (including the transfer to the Successor Issuer of all First Mortgage Bonds and Preferred Stock issued by the Company held by the Finco Guarantors and the pledge by the Successor Issuer of such First Mortgage Bonds and Preferred Stock as Collateral and the other actions required to be taken in connection with the Collateral pursuant to a Permitted Finco Collapse Transaction, all of which occurred on December 28, 2007), the assets of the entities that were Finco Guarantors immediately prior to such Permitted Finco Collapse Transaction ceased to be Collateral and were released from the Lien of the Pledge Agreement.
     Additionally, the Indenture provides, and any future Inventory Intercreditor Agreement may provide, that the Trustee will release its security interest in any part of the Inventory Collateral in connection with any sale of the Collateral in which the first priority security interest is also being released from such Inventory Collateral; provided, that if any such sale of Inventory Collateral is an Asset Disposition, the Company will apply the Net Available Cash therefrom as required by the covenant described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock”.
Additional Amounts
     The Issuer and the Guarantors are required to make all payments under or with respect to the Notes and the Note Guarantees free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter “Taxes”) imposed or levied by or on behalf of Canada, The Netherlands or any political subdivision or any authority or agency therein or thereof having power to tax, or by any other jurisdiction in which the Issuer or any Guarantor is organized or is otherwise resident or conducts business for tax purposes or any jurisdiction from or through which payment is made by the Issuer or any Guarantor or its agents (each, a “Relevant Taxing Jurisdiction”), unless the Issuer or any Guarantor is required to withhold or deduct Taxes by law or by the interpretation or administration thereof.
     If the Issuer or any Guarantor is required to withhold or deduct any amount for or on account of Taxes imposed by a Relevant Taxing Jurisdiction from any payment made under or with respect to the Notes or any Note Guarantee, the Issuer or such Guarantor will be required to pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by holders of the Notes after such withholding or deduction (including any withholding or deduction attributable to Additional Amounts payable hereunder) will not be less than the amount such holders would have received if such Taxes had not been withheld or deducted; provided, however, that the foregoing obligation to pay Additional Amounts does not apply to any Taxes to the extent such Taxes would not have been so imposed:
(1)	but for the existence of any present or former connection between the relevant holder (or the beneficial owner of such Notes) and the Relevant Taxing Jurisdiction (other than the mere receipt of such payment or the mere acquisition, ownership, holding or disposition of any Note);

(2)	but for the failure of the relevant holder (or the beneficial owner of such Notes) to use its reasonable best efforts, to the extent such holder (or beneficial owner) is legally entitled to do so, to comply upon written notice by the Issuer or a Guarantor delivered 60 days prior to any payment date with a request to satisfy any certification, identification or other reporting requirements, which shall include any applicable forms or instructions, whether imposed by statute, treaty, regulation, or administrative practice, concerning the nationality or residence of such holder or the connection of such holder with the Relevant Taxing Jurisdiction;

(3)	if the payment could have been made without such deduction or withholding if the relevant holder had presented the Note for payment within 60 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 60-day period);

(4)	with respect to any payment of principal of (or premium, if any, on) or interest on such Note to any holder who is a fiduciary or partnership or any person other than the sole beneficial owner of such payment, to the extent that a beneficiary with respect to such fiduciary, a member of such a partnership or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such beneficiary, member or beneficial owner been the actual holder of such Note (but only if there is no material cost or expense associated with transferring such Notes to such beneficiary, partner or beneficial owner and no restriction on such transfer that is outside the control of such beneficiary, partner or beneficial owner); or

(5)	with respect to any Canadian Taxes imposed on a payment of, in lieu of, on account of, or in satisfaction of, interest (including deemed interest) made by the Issuer or a Guarantor which is a resident of Canada, where the beneficiary of such payment does not deal at arm’s length with the Issuer or such Guarantor, as the case may be, for the purposes of the Income Tax Act (Canada).
     The Issuer and the Guarantors will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. The Issuer and the Guarantors will make reasonable best efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes. The Issuer and the Guarantors will provide to the Trustee, within a reasonable time after the date the payment of any Taxes so deducted or withheld are due pursuant to applicable law, either a certified copy of tax receipts evidencing such payment, or, if such tax receipts are not reasonably available to the Issuer or such Guarantor, such other documentation that provides reasonable evidence of such payment by the Issuer or such Guarantor.

     The Issuer and the Guarantors, jointly and severally, will indemnify and hold harmless each eligible holder of Notes and, upon written request of any eligible holder of Notes, reimburse such holder for the amount of: (i) any Taxes levied or imposed on and paid by such holder as a result of payments made under or with respect to the Notes held by such holder or any Note Guarantee; and (ii) any Taxes levied or imposed with respect to any reimbursement under the foregoing clause (i) or this clause (ii), so that the net amount received by such holder after such reimbursement will not be less than the net amount such holder would have received if the Taxes giving rise to the reimbursement described in clauses (i) and/or (ii) had not been imposed; provided, however, that the indemnification obligation provided for in this paragraph shall not extend to Taxes imposed for which the eligible holder of Notes would not have been eligible to receive payment of Additional Amounts.
     At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable (unless such obligation to pay Additional Amounts arises shortly before or after the 30th day prior to such date, in which case it shall be promptly thereafter), if the Issuer will be obligated to pay Additional Amounts with respect to such payment, the Issuer will deliver to the Trustee an officers’ certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders of Notes on the payment date. Each such officers’ certificate shall be relied upon until receipt of a subsequent officers’ certificate addressing such matters.
     Whenever in the Indenture there is mentioned, in any context:
•	the payment of principal;

•	purchase prices in connection with a redemption of Notes;

•	interest; or

•	any other amount payable on or with respect to any of the Notes or the Note Guarantees, such reference shall be deemed to include payment of Additional Amounts or indemnification payments as described hereunder to the extent that, in such context, Additional Amounts or indemnification payments are, were or would be payable in respect thereof.
     The Issuer will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any Relevant Taxing Jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Indenture, the Pledge Agreement or any other document or instrument in relation thereto, or the receipt of any payments with respect to the Notes, and the Issuer and the Guarantors, jointly and severally, will agree to indemnify the holders for any such taxes paid by such holders.
     The obligations described under this heading will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any successor Person to the Issuer or any Guarantor and to any jurisdiction in which the Issuer or any Guarantor is organized or is otherwise resident or conducts business for tax purposes or any jurisdiction from or through which payment is made by the Issuer or any Guarantors or their respective agents.
Redemption for Changes in Withholding Taxes
     The Issuer will be entitled to redeem the Notes, at its option, at any time as a whole but not in part, upon not less than 30 nor more than 60 days’ notice, at 100% of the principal amount thereof, plus accrued and unpaid interest (if any) to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in the event the Issuer has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts or indemnification payments as a result of:
•	a change in or an amendment to the laws (including any regulations promulgated thereunder) of a Relevant Taxing Jurisdiction, which change or amendment is announced after March 18, 2004; or

•	any change in or amendment to any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced after March 18, 2004, and, in each case, the Issuer cannot avoid such obligation by taking reasonable measures available to it.
     Before the Issuer publishes or mails notice of redemption of the Notes as described above, the Issuer will deliver to the Trustee an officers’ certificate to the effect that it cannot avoid its obligation to pay Additional Amounts by taking reasonable measures available to it and an opinion of independent legal counsel of recognized standing stating that the Issuer would be obligated to pay Additional Amounts as a result of a change in tax laws or regulations or the application or interpretation of such laws or regulations. No such notice of redemption may be given more than 60 days before or more than 270 days after the Issuer first becomes liable to pay any Additional Amounts or indemnification payments as a result of a change or amendment described above.
Optional Redemption
     Except as set forth below, and except as set forth above under “ — Redemption for Changes in Withholding Taxes”, the Issuer will not be entitled to redeem the Notes prior to April 1, 2009.
     On and after April 1, 2009, the Issuer will be entitled at its option to redeem all or a portion of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on April 1 of the years set forth below:

Period	Redemption Price
2009	104.875%
2010	103.250%
2011	101.625%
2012 and thereafter	100.000%
Selection and Notice of Redemption
     If the Issuer is redeeming less than all of the Notes of any series at any time, the Trustee will select Notes of such series on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.
     The Issuer will redeem Notes of $1,000 or less in whole and not in part. The Issuer will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address.
     If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. The Issuer will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, unless the Issuer fails to redeem the Notes, interest ceases to accrue on Notes called for redemption.
Mandatory Redemption
     The Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the Notes.

Change of Control
     Upon the occurrence of any of the following events (each, a “Change of Control”), the Issuer will be required to offer to purchase each holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):
(1)	the Permitted Holders cease to own, or to have the power to direct the voting of, at least 35% of the total voting power of the Voting Stock of Parent;

(2)	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the “beneficial owner” (as defined in Rule 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (2) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of Parent; provided, however, that the Permitted Holders own or have the right to direct the voting of a lesser percentage of the total voting power of the Voting Stock of Parent than such other person or group and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of Parent;

(3)	individuals who on the Issue Date constituted the Board of Directors of Parent (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of Parent was recommended or approved by a vote of a majority of the directors of Parent then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so recommended or approved by a majority of such directors who, at such time, had been so recommended or approved) cease for any reason to constitute a majority of the Board of Directors of Parent then in office;

(4)	the adoption of a plan relating to the liquidation or dissolution of the Issuer (other than as part of a Permitted Finco Collapse Transaction), the Company or Parent;

(5)	the merger or consolidation of Parent with or into another Person or the merger of another Person with or into Parent, or the sale of all or substantially all the assets of Parent (determined on a consolidated basis) to another Person (other than, in all such cases, a Person that is controlled by the Permitted Holders), other than a transaction following which (A) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of Parent immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction and (B) in the case of a sale of assets transaction, the transferee Person becomes a Subsidiary of the transferor of such assets;

(6)	Parent ceases to own and have the power to direct the voting of, directly or indirectly, a majority of the total voting power of the Voting Stock of each of the Issuer and the Finco Guarantors; or

(7)	Parent (including any entity controlling Parent) ceases to own and have the power to direct the voting of, directly or indirectly, a majority of the total voting power of the Voting Stock of the Company.
     Within 30 days following any Change of Control, the Issuer will mail a notice to each holder with a copy to the Trustee (the “Change of Control Offer”) stating:
(1)	that a Change of Control has occurred and that the Issuer is making an offer to purchase each holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

(3)	the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the instructions that a holder must follow in order to have its Notes purchased.
     The Issuer will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.
     The Issuer will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue of its compliance with such securities laws or regulations.
     The Change of Control Offer feature of the Notes may in certain circumstances make it more difficult or discourage a sale or takeover of Parent and, thus, the removal of incumbent management of Parent and the Company. The Change of Control Offer feature is a result of negotiations between the Issuer, the Company, Parent and the initial purchasers of the Notes. Parent has no present intention to engage in a transaction involving a Change of Control, although it is possible that Parent could decide to do so in the future. Subject to the limitations discussed below, Parent could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time of Parent or the Company or otherwise affect Parent’s or the Company’s capital structure or credit ratings. Additionally, the Indenture will not restrict Parent’s ability to incur indebtedness.
     Future indebtedness that the Company or Parent may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuer to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Issuer’s ability to pay cash to the holders of Notes following the occurrence of a Change of Control will be limited by the Company’s ability to repay the First Mortgage Bonds which will in turn be dependent upon the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available to the Company when necessary to make any required repurchases.
     The provisions under the Indenture relative to the Issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of a Change of Control with the written consent of the holders of a majority in principal amount of the Notes.
Certain Covenants
     The Indenture contains covenants including, among others, the following:
Limitation on Indebtedness
     (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided that the Company and the Company Guarantors will be entitled to Incur

Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, no Default has occurred and is continuing and the Consolidated Coverage Ratio exceeds 2.0 to 1.
     (b) Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:
(1)	Indebtedness Incurred pursuant to the Credit Agreements (including any Guarantees thereof); provided that, after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed the sum of (x) 65% of the book value of the inventory of the Company and its Restricted Subsidiaries (other than any inventory constituting Inventory and Related Assets pledged, sold or otherwise transferred or encumbered in connection with a Qualified Securitization Transaction); and (y) 85% of the book value of the accounts receivable of the Company and its Restricted Subsidiaries (other than any accounts receivable constituting Receivables and Related Assets pledged, sold or otherwise transferred or encumbered in connection with a Qualified Securitization Transaction);

(2)	Indebtedness owed to and held by the Company or a Wholly-Owned Subsidiary; provided, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Wholly-Owned Subsidiary ceasing to be a Wholly-Owned Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Wholly-Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon and (B) if the Company is the obligor on such Indebtedness (other than customary Indebtedness to a Securitization Subsidiary or Indebtedness to a Company Guarantor), such Indebtedness is expressly subordinated after a Default to the prior payment in full in cash of all obligations with respect to the Notes;

(3)	Indebtedness Incurred under the First Mortgage Bonds in an aggregate principal amount of $800.0 million issued as Collateral for the Notes;

(4)	Indebtedness outstanding on the Issue Date (but excluding Indebtedness described in clause (1), (2) or (3) of this covenant);

(5)	Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company); provided that on the date of such acquisition and after giving pro forma effect thereto, the Company would have been able to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;

(6)	Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3), (4) or (5) above, this clause (6) or clause (17) below; provided that, to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (5), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;

(7)	Hedging Obligations Incurred to protect the Company and its Restricted Subsidiaries from fluctuations in interest rates, commodity prices and exchange rates and not for speculative purposes;

(8)	Indebtedness Incurred by a Securitization Subsidiary in connection with a Qualified Securitization Transaction; provided that in the event such Securitization Subsidiary ceases to qualify as a Securitization Subsidiary or such Indebtedness in any other manner falls outside this clause (8), such Indebtedness will be deemed, in each case, to be

Incurred at such time by such Securitization Subsidiary other than in reliance on this clause (8);

(9)	Indebtedness (including Capital Lease Obligations) of the Company or any Restricted Subsidiary (including any Refinancing Indebtedness with respect thereto) Incurred to finance the acquisition, construction or improvement of any fixed or capital assets, including any Indebtedness assumed in connection with the acquisition of any such assets, in an aggregate principal amount which, when taken together with all other Indebtedness of the Company or any Restricted Subsidiary Incurred pursuant to this clause (9) and then outstanding, does not exceed $50.0 million;

(10)	Indebtedness of the Company or any Restricted Subsidiary arising from customary agreements providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the disposition of any business, fixed or capital assets or a Subsidiary;

(11)	any Guarantee by the Company or a Company Guarantor of any Indebtedness of the Company or a Restricted Subsidiary (other than a Securitization Subsidiary and other than Indebtedness of a Restricted Subsidiary to which the proviso to clause (6) applies) that was permitted to be Incurred by the Company or such Restricted Subsidiary under the terms of this covenant at the time so Incurred;

(12)	Indebtedness of the Company or any Restricted Subsidiary arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, but only to the extent that such Indebtedness is satisfied within five Business Days of Incurrence;

(13)	obligations of the Company or any Restricted Subsidiary in respect of bid, performance, surety or appeal bonds and completion guarantees provided in the ordinary course of business of the Company and its Restricted Subsidiaries;

(14)	Indebtedness consisting of Note Guarantees of the Company and the Company Guarantors;

(15)	Subordinated Obligations in an aggregate amount not exceeding $100.0 million at any time outstanding; provided that the Stated Maturity of such Subordinated Obligations is no earlier than the 91st day following the Stated Maturity of the Notes;

(16)	Indebtedness of the Company and the Company Guarantors in an aggregate principal amount not to exceed $50.0 million at any time outstanding; and

(17)	Indebtedness of the Company or any Restricted Subsidiary incurred during any Suspension Period.
     (c) Notwithstanding the foregoing, the Company shall not permit the aggregate principal amount of Bonds outstanding at any one time to exceed $900.0 million.
     (d) For purposes of determining compliance with this covenant, (1) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness at the time of Incurrence and only be required to include the amount and type of such Indebtedness in one of the above clauses and (2) the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above.
     (e) For purposes of determining compliance with any U.S. dollar denominated restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent determined on the date of the Incurrence of such Indebtedness;

provided that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. The principal amount of any Refinancing Indebtedness Incurred in the same currency as the Indebtedness being Refinanced will be the U.S. Dollar Equivalent of the Indebtedness being Refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Refinancing Indebtedness will be determined in accordance with the preceding sentence, and (2) the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being Refinanced, in which case the U.S. Dollar Equivalent of such excess will be determined on the date such Refinancing Indebtedness is Incurred.
     (f) At any time other than during a Suspension Period, the Company will not, and will not permit any Company Guarantor to, directly or indirectly, incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated to any other Indebtedness of the Company or of such Company Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the First Mortgage Bonds (in the case of the Company) and the Note Guarantee of the Company or such Company Guarantor, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated to such other Indebtedness of the Company or such Company Guarantor, as the case may be.
Limitation on Restricted Payments
     (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:
(1)	a Default shall have occurred and be continuing (or would result therefrom);
(2)	the Company would not be permitted to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “ — Limitation on Indebtedness”; or

(3)	the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):
(A)	50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the first full fiscal quarter commencing after the Issue Date to the end of the most recent fiscal quarter for which financial statements have been made publicly available on or prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B)	100% of the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) and 100% of any cash capital contribution received by the Company from its shareholders subsequent to the Issue Date; plus

(C)	the amount by which Indebtedness of the Company issued after the Issue Date is reduced on the Company’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company into Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); plus

(D)	an amount equal to the sum of (x) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person after the Issue Date resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital, in each case received by the Company or any Restricted Subsidiary, (y) the amount of any Guarantee or similar arrangement that has terminated or expired or by which it has been reduced to the extent that it was treated as a Restricted Payment after the Issue Date, net of any amounts paid by the Company or a Restricted Subsidiary in respect of such Guarantee or similar arrangement, and (z) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the amounts set forth in clauses (x), (y) and (z) above shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made and treated as a Restricted Payment by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary as reduced pursuant to clause (b)(7) below; minus

(E)	an amount equal to the contributions required to be made by the Company or any Restricted Subsidiary to the Ispat Inland Inc. Pension Plan following the Issue Date pursuant to Section III.A.4 of the July 9, 2003 amendment to the PBGC Agreement relating to excess EBITDA contributions to the Ispat Inland Inc. Pension Plan.
(b)	The preceding provisions will not prohibit:
(1)	any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by the Company from its shareholders; provided that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments under clause (3) of paragraph (a) above and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company or a Company Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations; provided that (A) the Stated Maturity of the Subordinated Obligations being issued or exchanged to purchase, redeem, defease, acquire or retire for value such existing Subordinated Obligations shall be no earlier than the 91st day following the Stated Maturity of the Notes and (B) such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments under clause (3) of paragraph (a) above;

(3)	dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); provided, further, that such dividend shall be included in the calculation of the amount of Restricted Payments under clause (3) of paragraph (a) above;

(4)	so long as no Default has occurred and is continuing, the repurchase or other acquisition of shares of Capital Stock of Parent or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors of Parent under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided that the aggregate amount of such repurchases and other acquisitions shall not exceed $1,000,000 in any calendar year; provided, further, that such repurchases and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments under clause (3) of paragraph (a) above;

(5)	Investments in the Existing Joint Ventures in an aggregate amount not exceeding $15.0 million per twelve-month period since the Issue Date; provided that to the extent Investments in the Existing Joint Ventures actually made in any twelve-month period are less than the amount permitted to be made (giving effect to all previous carryforwards on a cumulative basis), the amount of the difference may be carried forward and used in a subsequent twelve-month period; provided, further, that such Investments shall be excluded in the calculation of the amount of Restricted Payments under clause (3) of paragraph (a) above;

(6)	advances to the Existing Joint Ventures to fund working capital requirements in the ordinary course of business in an aggregate principal amount outstanding at any time not to exceed $10.0 million; provided that such advances shall be excluded in the calculation of the amount of Restricted Payments under clause (3) of paragraph (a) above;

(7)	Restricted Payments not exceeding $25.0 million in the aggregate; provided that (A) at the time of such Restricted Payments, no Default shall have occurred and be continuing (or result therefrom) and (B) such Restricted Payments shall be included in the calculation of the amount of Restricted Payments under clause (3) of paragraph (a) above; provided, further, that any such Restricted Payment made after the Issue Date shall no longer be included in such $25.0 million to the extent (A) in the case of a Restricted Payment that is an Investment, (i) the Company or any Restricted Subsidiary (x) has received a return of capital in respect thereof or (y) if such Investment was a loan or advance, has received cash in repayment of such loan or advance and (B) in the case of a Restricted Payment that is a Guarantee or similar arrangement, such Guarantee or similar arrangement has terminated or expired or, to the extent such Guarantee or similar arrangement has been reduced, net of any amounts paid by the Company or a Restricted Subsidiary in respect of such Guarantee or similar arrangement and (ii) the Company has elected to have the amount received pursuant to the foregoing clause (i) increase the amount of Restricted Payments available pursuant to this clause (b)(7) in lieu of increasing the amount set forth in clause (a)(3)(D) above;

(8)	Restricted Payments made during any Suspension Period; provided that such Restricted Payments shall be included in the calculation of the amount of Restricted Payments under clause (3) of paragraph (a) above;

(9)	any Note Guarantee provided that such Note Guarantees shall be excluded in the calculation of the amount of Restricted Payments under clause (3) of paragraph (a) above;

(10)	in connection with any Permitted Finco Collapse Transaction, the Restricted Payment, if any, deemed to be made pursuant to the last paragraph of the Permitted Finco Collapse Transaction definition; provided that such Restricted Payment shall be included in the calculation of the amount of Restricted Payments under clause (3) of paragraph (a) above; and

(11)	Refinancing Indebtedness in respect of the Company’s Guarantee of Indebtedness of I/N Kote outstanding on the Issue Date.
Limitation on Restrictions on Distributions from Restricted Subsidiaries
     The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company, (b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:
(1)	with respect to clauses (a), (b) and (c),
(A)	any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date;

(B)	any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date which encumbrance or restriction does not relate to any Person other than such Restricted Subsidiary;

(C)	any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A), (B) or (G) of clause (1) of this covenant or this clause (C) or contained in any amendment to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C); provided that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are not less favorable in any material respect to the holders of Notes than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements (as determined by the Company in its reasonable judgment);

(D)	any encumbrance or restriction with respect to a Securitization Subsidiary in connection with a Qualified Securitization Transaction; provided that such encumbrances and restrictions are customarily required by the institutional sponsor or arranger of such Qualified Securitization Transaction in similar types of documents relating to the purchase of similar receivables, other rights to payment or inventory in connection with the financing thereof;

(E)	any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(F)	customary provisions in joint venture agreements relating solely to the securities, assets and revenues of such joint venture; and

(G)	encumbrances or restrictions incurred or entered into during any Suspension Period; and

(2)	with respect to clause (c) only,
(A)	any such encumbrance or restriction (i) consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder or (ii) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract;

(B)	restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages; and

(C)	any encumbrance or restriction by virtue of any transfer or agreement to transfer, option or right with respect to, or Lien on, any property or assets of any Restricted Subsidiary not otherwise prohibited by the Indenture.
Limitation on Sales of Assets and Subsidiary Stock
     (a) At any time other than during a Suspension Period, the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:
(1)	the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors of the Company, of the shares and assets subject to such Asset Disposition;

(2)	at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents; and

(3)	an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be):
(A)	first, (i) to the extent that such Asset Disposition is of assets other than Inventory Collateral, to the extent the Company elects or is required, to repay Indebtedness under any Credit Agreement and (ii) to the extent such Asset Disposition is of Inventory Collateral, to the extent the Company elects or is required, to repay Indebtedness secured by a Permitted Inventory Collateral Lien on the Inventory Collateral ranking prior to the Lien securing the Company’s Note Guarantee;

(B)	second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company elects, to acquire Additional Assets within one year (or enter into a binding commitment therefor within such one-year period and acquire such Additional Assets within 6 months after such one-year period) from the later of the date of such Asset Disposition or the receipt of such Net Available Cash and to the extent the assets disposed of constituted Inventory Collateral, such Additional Assets shall be Inventory Collateral;

(C)	third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), the Issuer will make an offer to the holders of the Notes (and (i) except to the extent such Net Available Cash was from an Asset Disposition of Inventory Collateral, the Company may make an offer to holders of other Senior Indebtedness of the Company designated by the Company and (ii) to the extent such Net Available Cash was from an Asset Disposition of Inventory Collateral, the Company may make an offer to holders of other Indebtedness with a Permitted Inventory Collateral Lien ranking prior to or pari passu with the Lien on the Inventory Collateral securing the Company’s Note Guarantee) to purchase Notes (and, if applicable, such other Indebtedness of the Company) pursuant to and subject to the conditions contained in the Indenture; and

(D)	fourth, any balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C) above (or to the extent any offer made in accordance with clause (C) above is not accepted) may be used by the Company for its general corporate purposes.
     Notwithstanding the foregoing provisions of this covenant, the Issuer will not be required to apply any Net Available Cash in accordance with clause (C) above until such time as the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with clauses (A) and (B) exceeds $10.0 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash may be invested in any manner not prohibited by the Indenture or applied to temporarily reduce revolving credit indebtedness.
(b)	For the purposes of this covenant, the following are deemed to be cash or cash equivalents:
(1)	the assumption of Indebtedness of the Company or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and

(2)	securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash.
     (c) In the event of an Asset Disposition that requires or results in the purchase of Notes (and, if applicable, other Indebtedness of the Company) pursuant to clause (a)(3)(C) above, the Issuer will purchase Notes tendered pursuant to an offer by the Company for the Notes (and, if applicable, the Company will purchase such other Indebtedness of the Company) at a purchase price of 100% of their principal amount (or, subject to the text below relating to a lesser price, in the event such other Indebtedness of the Company was issued with original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Indebtedness of the Company, such lesser price, if any, as may be provided for by the terms of such Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Notes and, if applicable, such other Indebtedness will be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be denominations of $1,000 principal amount or multiples thereof.
     (d) The Issuer will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the covenant described above by virtue of its compliance with such securities laws or regulations.
Limitation on Affiliate Transactions
     (a) The Company will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”) unless:
(1)	the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate;

(2)	if such Affiliate Transaction involves an amount in excess of $5.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the Board of Directors of the Company has determined in good faith that the criteria set forth in clause (1) are satisfied and has approved the relevant Affiliate Transaction as evidenced by a resolution; and

(3)	if such Affiliate Transaction involves an amount in excess of $25.0 million, the Board of Directors of the Company shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate.
(b)	The provisions of the preceding paragraph (a) will not prohibit:
(1)	any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under “ — Limitation on Restricted Payments”;

(2)	any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of Parent or the Company;

(3)	loans or advances to employees or directors in the ordinary course of business of the Company or its Restricted Subsidiaries, but in any event not to exceed $2.5 million in the aggregate outstanding at any one time;

(4)	indemnities made in the ordinary course of business to employees or directors of the Company, its Subsidiaries, the Issuer and the Finco Guarantors;

(5)	the payment of reasonable fees to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries or Parent;

(6)	any transaction with a Restricted Subsidiary or joint venture or similar entity (including, without limitation, the Existing Joint Ventures) which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary or joint venture or similar entity (including, without limitation, the Existing Joint Ventures);

(7)	the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company;

(8)	the purchase and sale of raw materials, steel and steel-related products and services with Affiliates conducted in the ordinary course of business of the Company and its Restricted Subsidiaries, the terms of which are no less favorable to the Company or any Restricted Subsidiary than those that could be obtained at the time of such transaction in arm’s-length dealings with a Person who is not an Affiliate;

(9)	the payment of reasonable management fees to Parent or its Subsidiaries in an aggregate amount not to exceed $10.0 million in any fiscal year;

(10)	sales or other transfers or dispositions of (x) Receivables and Related Assets and (y) Inventory and Related Assets each in Qualified Securitization Transactions, acquisitions of Permitted Investments in connection with a Qualified Securitization Transaction and the entering into of Standard Securitization Undertakings in connection with a Qualified Securitization Transaction;

(11)	any transaction with the Issuer or, prior to a Permitted Finco Collapse Transaction, any Finco Guarantor; and

(12)	any Affiliate Transaction entered into during any Suspension Period.
Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries
     At any time other than during a Suspension Period, the Company:
     (1) will not, and will not permit any Restricted Subsidiary to, sell, lease, transfer or otherwise dispose of any Capital Stock of any Restricted Subsidiary to any Person (other than the Company or a Wholly-Owned Subsidiary), and
     (2) will not permit any Restricted Subsidiary to issue any of its Capital Stock (other than, if necessary, shares of its Capital Stock constituting directors’ or other legally required qualifying shares) to any Person (other than to the Company or a Wholly-Owned Subsidiary), unless:
(A)	immediately after giving effect to such issuance, sale or other disposition, neither the Company nor any of its Subsidiaries owns any Capital Stock of such Restricted Subsidiary; or

(B)	immediately after giving effect to such issuance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect thereto is treated as a new Investment by the Company and such Investment would be permitted to be made under the covenant described under “ — Limitation on Restricted Payments” if made on the date of such issuance, sale or other disposition.
Limitation on Liens
     The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien on the First Mortgage Bonds Collateral (as defined under “Description of the First Mortgage Bonds — First Mortgage Bonds Collateral”) other than Permitted First Mortgage Bonds Collateral Liens.
     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur or permit to exist any Lien on the Inventory Collateral other than Permitted Inventory Collateral Liens.
     The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, Incur or permit to exist any Lien on the Capital Stock of any Subsidiary of the Company that directly or indirectly owns any interest in I/N Kote or I/N Tek, other than Permitted Liens of the types described in clauses (2) and (4) of the definition of “Permitted Liens”; provided that the foregoing will not apply to the extent the Company or a Company Guarantor effectively provides that the applicable Note Guarantees shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.
     The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien (the “Initial Lien”) of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, other than Permitted Liens; provided that the foregoing will not apply to the extent the Company or a Company Guarantor effectively provides that the applicable Note Guarantees shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.
     Any Lien created for the benefit of the holders of the Notes pursuant to the provisos in the preceding two paragraphs shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien (or Lien upon the applicable Capital Stock, as applicable).

Limitation on Sale/Leaseback Transactions
     The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless:
     (1) the Company or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under “ — Limitation on Indebtedness” and (B) create a Lien on such property securing such Attributable Debt pursuant to the covenant described under “ — Limitation on Liens”;
     (2) the net proceeds received by the Company or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair market value (as determined by the Board of Directors of the Company) of such property; and
     (3) the Company applies the proceeds of such transaction in compliance with the covenant described under “ — Limitation on Sale of Assets and Subsidiary Stock”.
Merger and Consolidation
     The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:
     (1) the resulting, surviving or transferee Person (the “Successor Company”) shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Mortgage, the First Mortgage Bonds, the Company’s Note Guarantee and the Indenture;
     (2) immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;
     (3) at any time other than during a Suspension Period, immediately after giving pro forma effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “ — Limitation on Indebtedness”;
     (4) at any time other than during a Suspension Period, immediately after giving pro forma effect to such transaction, the Successor Company shall have Consolidated Net Worth in an amount that is not less than the Consolidated Net Worth of the Company immediately prior to such transaction;
     (5) the Company shall have delivered to the Trustee an officers’ certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture and the Mortgage and that all necessary actions have been taken to preserve the priority and perfection of the Lien of the Mortgage on the First Mortgage Bonds Collateral; and
     (6) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders will not recognize income, gain or loss for Federal income tax purposes as a result of such transaction and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such transaction had not occurred;
     provided that clauses (3) and (4) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Company or (B) the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction.

     The Successor Company will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Note Guarantee, and the predecessor Company, except in the case of a lease, shall be released from the obligations under its Note Guarantee and the Indenture.
     The Company will not permit any Company Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:
     (1) except in the case of a Company Guarantor that has been disposed of in its entirety to another Person (other than to the Company or another Company Guarantor), whether through a merger, consolidation or sale of Capital Stock or assets, if in connection therewith, at any time other than during a Suspension Period, the Company provides an officer’s certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “ — Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition, the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by supplemental indenture, in a form satisfactory to the Trustee, all the obligations of such Subsidiary under its Note Guarantee and the Indenture;
     (2) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been Incurred by such Person at the time of such transaction), no Default shall have occurred and be continuing; and
     (3) the Company delivers to the Trustee an officers’ certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture, if any, comply with the Indenture.
Future Company Guarantors
     The Indenture provides that (i) if the Company forms or acquires a domestic Restricted Subsidiary which, or (ii) if any domestic Restricted Subsidiary of the Company on the Issue Date at any time following the Issue Date, in each case, (x) Incurs Indebtedness other than Indebtedness owed to or a Guarantee in favor of the Company or a Guarantor or (y) owns net assets (other than intercompany receivables owing from the Company to a Restricted Subsidiary) with a fair market value in excess of $5.0 million (as determined by the Board of Directors of the Company) (in each case, other than a Securitization Subsidiary), the Company will cause such Subsidiary to execute a supplemental indenture pursuant to which such Subsidiary shall guarantee the Notes pursuant to a Note Guarantee.
Limitation on Amendment of Mortgage
     The Indenture provides that the Company will not permit any amendment to be made to the Mortgage, which requires the consent of holders of the Bonds, unless the holders of a majority in aggregate principal amount of the Notes outstanding have consented thereto.
Limitation on Business Activities
     At any time except during a Suspension Period, the Company will not, and will not permit any Restricted Subsidiary to, enter into any line of business other than the businesses engaged in by the Company and its Subsidiaries on the Issue Date as described in the Offering Memorandum and businesses that are reasonably related thereto or reasonable extensions thereof.
Covenants of the Issuer Following a Permitted Finco Collapse Transaction
     Following December 28, 2007, the date on which the Permitted Finco Collapse Transaction was concluded, the Issuer will not engage in any business or activities other than performing its obligations under the Indenture, the Pledge Agreement, the Purchase Agreement, the Registration Rights Agreement (and any customary future purchase agreement or registration rights agreement in connection with any offering of Additional Notes), and the Notes, and activities reasonably incidental thereto.
     Without limitation of the foregoing restrictions, following the consummation of a Permitted Finco Collapse Transaction:
     (a) the Issuer will not, directly or indirectly, Incur or suffer to exist any Indebtedness or other liability other than:
(i)	pursuant to the Finco Subordinated Note;

(ii)	the Notes issued on the Issue Date (and Additional Notes to the extent that the Company has issued a like principal amount of First Mortgage Bonds to the Issuer which have been pledged to the Trustee for the benefit of the holders of Notes), the Indenture, the Pledge Agreement, the Purchase Agreement and the Registration Rights Agreement (and any customary future purchase agreement or registration rights agreement relating to an offering of Additional Notes);

(iii)	liabilities for taxes as a result of the operation of the Issuer in accordance with the Indenture which are not yet due or which are being contested in good faith by appropriate proceeding and for which adequate reserves are being maintained;

(iv)	administrative expenses, including legal, SEC reporting and accounting expenses;

(v)	other liabilities incidental to the performance of the Issuer’s obligations under the Indenture, the Notes and the Pledge Agreement and the other transactions contemplated hereby; and

(vi)	liabilities under any Inventory Intercreditor Agreement;
     (b) the Issuer will not sell or otherwise dispose of any of the Collateral or merge into or consolidate with any Person;
     (c) the Issuer will not create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction (other than pursuant to the Indenture and the Pledge Agreement) on the ability of the Issuer to (i) make loans or advances to the Company or (ii) transfer any of its property or assets to the Company;
     (d) the Issuer will not take or knowingly or negligently omit to take, any action which action or omission would have the result of materially and adversely impairing the security interest with respect to the Collateral other than as expressly contemplated by the Indenture and the Pledge Agreement; and
     (e) the Issuer will not redeem, repurchase or pay any dividend or any other distribution on any of its Capital Stock or make any Investment in any Person other than:
(i)	Investments consisting of loans of Excess Finco Proceeds to the Company in exchange for a like aggregate principal amount of Company Notes;

(ii)	Investments in the First Mortgage Bonds which are outstanding on the Issue Date and additional First Mortgage Bonds which are pledged as Collateral for the Notes;

(iii)	Investments in the Capital Stock of the Company;

(iv)	Investments in Temporary Cash Investments; and

(v)	Investments in Bonds and Capital Stock of the Company transferred to it in a Permitted Finco Collapse Transaction.

Covenants of Parent
Limitation on Merger or Consolidation of Parent
     Parent will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:
     (1) the resulting, surviving or transferee Person (the “Successor Parent”) shall be a Person organized and existing under the laws of any member nation of the European Union (as constituted on the Issue Date) or Canada or the laws of any political subdivision thereof or the laws of the United States of America, any State thereof or the District of Columbia and the Successor Parent (if not Parent) shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Parent under its Note Guarantee and the Indenture;
     (2) immediately after giving pro forma effect to such transaction, no Default shall have occurred and be continuing;
     (3) Parent shall have delivered to the Trustee an officers’ certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture;
     (4) Parent shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such transaction and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such transaction had not occurred; and
     (5) Parent shall have delivered an Opinion of Counsel in the jurisdiction of organization of Parent (if other than the United States) to the effect that the holders of the Notes (other than holders that are resident in such jurisdiction or that have a permanent establishment in such jurisdiction to which the Notes are attributable) will not recognize income, gain or loss for income tax purposes of such jurisdiction as a result of such transaction and will be subject to income tax in such jurisdiction on the same amounts, in the same manner and at the same times as would have been the case if such transaction had not occurred.
     The Successor Parent will be the successor to Parent and shall succeed to, and be substituted for, and may exercise every right and power of, Parent under Parent’s Note Guarantee and the Indenture, and the predecessor Parent, except in the case of a lease, shall be released from its Note Guarantee and its other obligations under the Indenture.
SEC Reports
     Notwithstanding that the Issuer and the Guarantors may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Issuer and the Guarantors will file with the SEC and provide the Trustee and holders of Notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filings of such information, documents and reports under such Sections; provided, that in lieu of any annual report and such information, documents and other reports required of U.S. corporations, Parent may file and provide such annual report and such information, documents and other reports required of foreign private issuers subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and provided further that Parent continues to file on Form 6-K quarterly reports containing information similar in substance to the quarterly reports it has historically filed.

Defaults
     Each of the following is an Event of Default:
     (1) a default in the payment of interest or Additional Amounts on the Notes when due, continued for 30 days;
     (2) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;
     (3) (i) the failure by the Company or any Company Guarantor to comply with its obligations under “ — Certain Covenants — Merger and Consolidation” or “ — Certain Covenants — Limitation on Amendment of Mortgage” above; (ii) the failure of the Issuer to comply with its obligations under clause (b) of “ — Covenants of the Issuer Following a Permitted Finco Collapse Transaction”; (iii) the failure by the Issuer to comply with its obligations under clauses (c) or (d) of “ — Covenants of the Issuer Following a Permitted Finco Collapse Transaction” which failure continues for 30 days; or (iv) the failure by Parent to comply with its obligations under “— Covenants of Parent”;
     (4) (i) the failure by the Company or any Company Guarantor, as the case may be, to comply for 30 days after notice with any of its obligations in the covenants described above under “ — Change of Control” (other than a failure to purchase Notes which shall be governed by clause (2) above) or under “ — Certain Covenants” under “ — Limitation on Indebtedness”, “ — Limitation on Restricted Payments”, “ — Limitation on Sales of Assets and Subsidiary Stock” (other than a failure to purchase Notes which shall be governed by clause (2) above), and “ — Limitation on Liens” or (ii) the failure by the Issuer to comply for 30 days after notice with any of its obligations in clause (a) or (e) of “ — Covenants of the Issuer Following a Permitted Finco Collapse Transaction”;
     (5) the failure by the Issuer or any Guarantor to comply for 60 days after notice with its other agreements contained in the Indenture, the Mortgage or the Pledge Agreement;
     (6) Indebtedness of Parent, the Company, any Company Guarantor or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million, or in the case of Parent, $25.0 million (the “cross-acceleration provision”);
     (7) certain events of bankruptcy, insolvency or reorganization of the Issuer, any Guarantor or any Significant Subsidiary (the “bankruptcy provisions”);
     (8) any judgment or decree for the payment of money in excess of $10.0 million or, in the case of Parent, $25.0 million is entered against Parent, the Company, any Company Guarantor or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed within 10 days after notice (the “judgment default provision”);
     (9) any Note Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and the Indenture) or any Guarantor denies or disaffirms its obligations under its Note Guarantee;
     (10) with respect to any Collateral, (A) any material Lien under the Collateral Documents, at any time, ceases to be in full force and effect for any reason other than in accordance with the terms of the Collateral Documents and the Indenture and other than the satisfaction in full of all obligations under the Indenture and discharge of the Indenture, (B) any security interest created thereunder or under the Indenture is declared invalid or unenforceable, (C) the Company or any Pledgor asserts, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable or (D) any Person commences a foreclosure proceeding in respect of any material part of the Collateral;
     (11) with respect to any material amount of First Mortgage Bonds Collateral, (A) the security interest under the Mortgage, at any time, ceases to be in full force and effect for any reason other than in accordance with its terms, (B) any security interest created thereunder is declared invalid or unenforceable, (C) the Company asserts, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable or (D) any Person commences a foreclosure proceeding in respect thereof; or
     (12) the Parent Subordination Agreement shall cease to be in full force and effect or the Company or any holder of Existing Shareholder Advances shall assert the invalidity of any provision of the Parent Subordination Agreement.
     However, a default under clauses (4), (5) and (8) will not constitute an Event of Default until the Trustee or the holders of 25% in aggregate principal amount of the outstanding Notes notify the Issuer of the default and the Issuer does not cure such default within the time specified after receipt of such notice.
     If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer, any Finco Guarantor, Parent or the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. If an Event of Default exists solely by reason of an acceleration of Indebtedness under clause (6), and such acceleration is rescinded by the holders of such Indebtedness prior to the time the Notes have been accelerated, such Event of Default shall cease to exist. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.
     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:
     (1) such holder has previously given the Trustee notice that an Event of Default is continuing;
     (2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;
     (3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;
     (4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and
     (5) holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.
     Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.
     If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, the Issuer is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuer is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.
Amendments and Waivers
     Subject to certain exceptions, the Indenture, the Collateral Documents, the Parent Subordination Agreement, any Company Note, the Intercreditor Agreements and the Notes may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding; provided that if any such amendment or waiver directly and disproportionately affects one series of Notes, such amendment or waiver shall require the consent of the holders of a majority in principal amount of such series of Notes and if any such amendment only affects one series of Notes the holders of the other series of Notes shall not be required to consent thereto. However, without the consent of each holder of an outstanding Note affected thereby, an amendment may not, among other things:
     (1) reduce the amount of Notes whose holders must consent to an amendment;
     (2) reduce the rate of or extend the time for payment of interest on any Note;
     (3) reduce the principal of or extend the Stated Maturity of any Note;
     (4) reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “ — Optional Redemption” or “ — Redemption for Changes in Withholding Taxes”;
     (5) make any Note payable in money other than that stated in the Note;
     (6) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;
     (7) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions;
     (8) make any change in the ranking or priority of any Note or any Note Guarantee that would adversely affect the holders of Notes or release any Guarantor from its Note Guarantee except as provided in the Indenture;
     (9) except as specifically permitted by the Indenture or the Collateral Documents, make any change in the provisions in the Indenture or the Collateral Documents dealing with the application of proceeds from Collateral that would materially and adversely affect the holders of Notes or release any Pledgor from the Pledge Agreement or release the Company from the Inventory Security Agreement except as provided in the Indenture or the Collateral Documents;
     (10) make any change in the provisions of the Indenture described under “ — Additional Amounts” that adversely affects the rights of any Noteholder or amend the terms of the Notes or the Indenture in a way that would result in the loss of an exemption from any of the Taxes described thereunder; or
     (11) make any change to the provisions described under “ — Change of Control” after a Change of Control has occurred or any change to the provisions of “ — Limitation on Sales of Assets and Subsidiary Stock” after the Issuer has become obligated to offer to purchase Notes.
     Notwithstanding the preceding, without the consent of any holder of the Notes, the Issuer, the Guarantors and the Trustee may amend the Indenture, Intercreditor Agreements, the Notes, the Collateral Documents, the Parent Subordination Agreement or any Company Note:

     (1) to cure any ambiguity, omission, defect or inconsistency;
     (2) to provide for the assumption by a successor corporation of the obligations of Parent, the Issuer, the Company or any Company Guarantor under the Indenture;
     (3) to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);
     (4) to add additional Note Guarantees or Collateral with respect to the Notes;
     (5) to add to the covenants of the Issuer or any Guarantor for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Issuer or any Guarantor;
     (6) to make any change that does not adversely affect the rights of any holder of the Notes;
     (7) to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;
     (8) to enter into any Inventory Intercreditor Agreement and subordinate the Lien of the Trustee under the Inventory Security Agreement to the Lien of any Person that holds a Lien on the Inventory Collateral permitted by clause (1) of the definition “Permitted Inventory Collateral Liens” on terms not less favorable to the holders of the Notes than the terms of the GECC Intercreditor Agreement and, in connection therewith, to amend the Inventory Security Agreement to provide such parties rights on terms no less favorable to the holders of Notes than the rights provided in the Inventory Security Agreement to the agent and lenders under the GECC Credit Agreement thereunder; or
     (9) to enter into an intercreditor agreement (each such intercreditor agreement being referred to, together with the Existing Receivables Intercreditor Agreement, as a “Receivables Intercreditor Agreement”) with any party that has a security interest in Receivables and Related Assets which is a Permitted Lien on terms no less favorable to the holders of Notes than the terms of the Existing Receivables Intercreditor Agreement and, in connection therewith, to amend the Inventory Security Agreement to provide such parties rights on terms no less favorable to the holders of Notes than the rights provided to the counterparties of the Company in the Existing Receivables Intercreditor Agreement.
     The provisions under the Indenture relative to the Issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control, prior to the occurrence of a Change of Control, or Asset Disposition, prior to the Issuer becoming obligated to make an offer to purchase Notes, may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.
     The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.
     After an amendment under the Indenture becomes effective, the Issuer will be required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.
Transfer
     The Notes were issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. The Issuer may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Satisfaction and Discharge
     The Indenture and the Collateral Documents will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of Notes, which shall survive until all Notes have been canceled) as to all outstanding Notes when the Issuer has paid all sums payable by it under the Indenture and either:
     (1) all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from this trust) have been delivered to the Trustee for cancellation, or
     (2) (a) all Notes not delivered to the Trustee for cancellation otherwise have become due and payable or have been called for redemption pursuant to the provisions described under “ — Optional Redemption”, and the Issuer has irrevocably deposited or caused to be deposited with the Trustee trust funds in trust in an amount of money sufficient to pay and discharge the entire Indebtedness (including all principal and accrued interest) on the Notes not theretofore delivered to the Trustee for cancellation, and (b) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the date of redemption, as the case may be.
Defeasance
     At any time when no Floating Rate Notes are outstanding, the Issuer may terminate all its and the Guarantors’ obligations under the Notes, the Note Guarantees, the Collateral Documents and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.
     In addition at any time when no Floating Rate Notes are outstanding, the Issuer may terminate its obligations (“covenant defeasance”) under “ — Change of Control” and under the covenants described under “ — Certain Covenants” (other than the covenant described under “ — Merger and Consolidation”), the operation of the cross-acceleration provision, the bankruptcy provisions (other than with respect to Parent, the Company and the Issuer) and the judgment default provision described under “ — Defaults” above and the limitations contained in the first paragraph and clauses (3) and (4) of the second paragraph under “ — Certain Covenants — Merger and Consolidation” above (the “defeased provisions”).
     The Issuer may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Issuer exercises its legal defeasance option, payment of the Notes and any Note Guarantee may not be accelerated because of an Event of Default with respect to any defeased provision. If the Issuer exercises its legal defeasance option, the Guarantors will be released from all of their obligations with respect to the Note Guarantees and the Pledge Agreement and the Collateral shall be released from the Lien of the Pledge Agreement.
     In order to exercise either of the defeasance options, the Issuer must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of (1) an opinion of counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law) and (2) an opinion of counsel in the jurisdiction of organization of the Issuer (if other than the United States) to the effect that holders of the Notes will not recognize income, gain or loss for income tax purposes of such jurisdiction as a result of such deposit and defeasance and will be subject to income tax of such jurisdiction on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Concerning the Trustee
     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.
     The holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of their rights or powers under the Indenture or the Collateral Documents at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture or the Collateral Documents.
No Personal Liability of Directors, Officers, Employees and Stockholders
     No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor, in its capacity as such, will have any liability for any obligations of the Issuer or any Guarantor under the Notes, the Note Guarantees, the Intercreditor Agreements, the Collateral Documents, the Finco Mirror Note or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.
Enforceability of Judgments
     Since most of Parent’s operating assets and the operating assets of Parent’s Subsidiaries are situated outside the United States, any judgment obtained in the United States against Parent, including judgments with respect to the payment of principal, interest, additional amounts, redemption price and any purchase price with respect to the Notes, may not be collectible within the United States.
     We have been informed by our Luxembourg counsel, Bonn Schmitt Steichen, that the United States and Luxembourg do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, would not be immediately enforceable in Luxembourg. However, if the party in whose favor such judgment is rendered brings a new suit in a competent court in Luxembourg, that party may submit to a Luxembourg court the final judgment that has been rendered in the United States. If the Luxembourg court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that the final judgment concerned results from proceedings compatible with Luxembourg concepts of due process to the extent that the Luxembourg court is of the opinion that reasonableness and fairness so require, the Luxembourg court would, in principle, under current practice, recognize the final judgment that has been rendered in the United States and generally grant the same claim without re-litigation on the merits, unless the consequences of the recognition of such judgment contravene public policy in Luxembourg. It is not certain, however, that these court practices also apply to default judgments.
     We have been further advised by Bonn Schmitt Steichen that it would be difficult for an investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against ArcelorMittal’s directors and senior management and non-U.S. experts named in Consent Solicitation Statement.
     We have also been informed by our Nova Scotia counsel, Stewart McKelvey, that in such counsel’s opinion, the laws of the Province of Nova Scotia (the “Province”) and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province on a final and conclusive judgment in personam of a United States federal court or a court of the State of New York sitting in the Borough of Manhattan in The City of New York (the “New York Court”), respecting the enforcement of the Notes, the Pledge Agreement or the Indenture, that is not impeachable as void or voidable under the laws of the State of New York and that is for a sum certain in money if:
     (a) that judgment was not obtained by fraud or in a manner contrary to “natural justice” and the enforcement of that judgment would not be contrary to “public policy” as such terms are applied by the courts of the Province;
     (b) the New York Court did not act either without jurisdiction under the conflict of laws rules of the laws of the Province; or without authority, under the laws in force in New York, to adjudicate concerning the cause of action or subject matter that resulted in the judgment or concerning the person of that judgment debtor;
     (c) the defendant was duly served with the process of the New York Court or appeared to defend such process;
     (d) the judgment is not contrary to the final and conclusive judgment of another jurisdiction;
     (e) the enforcement of that judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws;
     (f) the enforcement of the judgment would not be contrary to any order made by the Attorney-General of Canada under the Foreign Extraterritorial Measures Act (Canada) or the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments, laws, and directives having effects on competition in Canada; and
     (g) the action to enforce that judgment is taken within six years of the date of the judgment of the New York Court as stipulated in the Limitations of Actions Act (Nova Scotia).
     To the extent the Issuer’s assets are located outside the United States, interest, Additional Amounts, redemption price and any purchase price with respect to the Notes, may not be collectible within the United States.
Consent to Jurisdiction and Service
     The Issuer and each Guarantor have appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011 as its agent for actions relating to the Notes, the Indenture and the Collateral Documents or brought under U.S. Federal or state securities laws brought in any Federal or state court located in the Borough of Manhattan in The City of New York and will submit to such jurisdiction.
Governing Law
     The Indenture, the Notes, the Note Guarantees, the Parent Subordination Agreement and the Collateral Documents will be governed by, and construed in accordance with, the laws of the State of New York.
Certain Definitions
     “Additional Assets” means:
     (1) any property, plant, equipment or other assets used in a Related Business;
     (2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or
     (3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

     provided that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.
     “Affiliate” of any specified Person means:
     (1) any other Person, directly or indirectly, controlling or controlled by; or
     (2) under direct or indirect common control with such specified Person.
     For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the covenants described under “ — Certain Covenants — Limitation on Restricted Payments”, “ — Certain Covenants — Limitation on Affiliate Transactions” and “ — Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” only, “Affiliate” shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.
     “Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:
     (1) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);
     (2) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or
     (3) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary,
     (other than, in the case of clauses (1), (2) and (3) above,
(A)	a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly-Owned Subsidiary (other than to a Securitization Subsidiary and other than a transfer of Inventory Collateral outside the ordinary course of business unless the transferee makes adequate provision to preserve the validity and priority of the Lien of the Trustee on such Inventory Collateral);

(B)	for purposes of the covenant described under “ — Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” only, (x) a disposition that constitutes a Restricted Payment permitted by the covenant described under “ — Certain Covenants — Limitation on Restricted Payments” or a Permitted Investment and (y) a disposition of all or substantially all the assets of the Company in accordance with the covenant described under “ — Certain Covenants — Merger and Consolidation”;

(C)	a disposition of assets with a fair market value of less than $2.0 million;

(D)	the sale, transfer or other disposition of (i) Receivables and Related Assets or (ii) Inventory and Related Assets (provided that if any such Inventory and Related Assets constitute Inventory Collateral, the Lien of the Trustee is not released in such transaction) pursuant to a Qualified Securitization Transaction;

(E)	grants of Liens permitted by “ — Certain Covenants — Limitation on Liens”; and

(F)	sales of (i) obsolete and not practically useable or (ii) worn-out equipment).

     “Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation”.
     “Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:
     (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by
     (2) the sum of all such payments.
     “Board of Directors” in respect of a Person means the Board of Directors of such Person or any committee thereof duly authorized to act on behalf of such Board.
     “Bonds” means the First Mortgage Bonds and other bonds issued under the Mortgage.
     “Business Day” means each day which is not a Legal Holiday.
     “Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of the covenant described under “ — Certain Covenants — Limitation on Liens”, a Capital Lease Obligation will be deemed to be secured by a Lien on the property being leased.
     “Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Collateral Documents” means the Pledge Agreement, the Inventory Security Agreement and each other deed of trust, pledge agreement, collateral assignment, security agreement, fiduciary transfer or other instrument evidencing or creating any security interests in favor of the Trustee for the benefit of holders of the Notes.
     “Commodity Hedging Agreement” means agreements or arrangements relating to the future price of any commodity.
     “Company Note” means loans by the Issuer or a Finco Guarantor to the Company out of Excess Finco Proceeds.
     “Consolidated Coverage Ratio” as of any date of determination means the ratio of (x) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters for which financial statements have been made publicly available on or prior to the date of such determination to (y) Consolidated Interest Expense for such four fiscal quarters; provided that:
     (1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

     (2) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any Revolving Credit Facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;
     (3) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);
     (4) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary) or an acquisition or improvement of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence or retirement of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and
     (5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.
     For purposes of this definition, whenever pro forma effect is to be given to a transaction, the amount of income, earnings or cost savings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).
     “Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries (or in the case of clause (11), the Issuer and the Finco Guarantors), without duplication:
     (1) interest expense attributable to capital leases and the interest expense attributable to leases constituting part of a Sale/Leaseback Transaction;
     (2) amortization of debt discount, premium and debt issuance cost;
     (3) capitalized interest;

     (4) non-cash interest expense (other than interest accruing on loans or advances from Affiliates outstanding on the Issue Date);
     (5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;
     (6) net payments pursuant to Hedging Obligations under Interest Rate Agreements;
     (7) Preferred Stock dividends in respect of all Preferred Stock held by Persons other than the Company or a Wholly-Owned Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the issuer of such Preferred Stock);
     (8) interest incurred in connection with Investments in discontinued operations;
     (9) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Company or any Restricted Subsidiary;
     (10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust; and
     (11) (x) the amount of payments of interest, premium and Additional Amounts of the Issuer with respect to the Notes and (y) all other consolidated expenses of the Issuer and the Finco Guarantors (excluding any expenses paid to the Company or a Restricted Subsidiary);
     provided that there shall be excluded from Consolidated Interest Expense (i) interest expense and premium of the Company and its Restricted Subsidiaries that is paid to the Issuer or, prior to a Permitted Finco Collapse Transaction, any Finco Guarantor, (ii) dividends on the Company’s Capital Stock paid to the Issuer or, prior to a Permitted Finco Collapse Transaction, a Finco Guarantor and (iii) debt issuance cost in connection with the Notes.
     “Consolidated Net Income” means, for any period, the consolidated net income of the Company and its consolidated Subsidiaries; provided that there shall be excluded from such Consolidated Net Income, without duplication:
     (1) any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:
(A)	subject to the exclusion contained in clause (3) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

(B)	the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;
     (2) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:
(A)	subject to the exclusion contained in clause (3) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B)	the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;
     (3) any gain or loss realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;
     (4) extraordinary gains or losses;
     (5) all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period);
     (6) the cumulative effect of a change in accounting principles;
     (7) interest expense payable by the Company and its Restricted Subsidiaries to the Issuer or, prior to a Permitted Finco Collapse Transaction, any Finco Guarantor;
     (8) interest income payable to the Company and its Restricted Subsidiaries by the Issuer or, prior to a Permitted Finco Collapse Transaction, any Finco Guarantor; and
     (9) amortization of debt discount, premium and debt issuance cost in connection with the sale of the Notes;
     provided, further, that Consolidated Net Income will be reduced by the sum of (i) the amount of payments of interest, premium and Additional Amounts made by the Issuer with respect to the Notes and (ii) all other consolidated expenses of the Issuer and the Finco Guarantors (excluding any expenses paid to the Company or a Restricted Subsidiary and amortization of any debt discount, premium and debt issuance cost in connection with the sale of the Notes).
     Notwithstanding the foregoing, for the purposes of the covenant described under “ — Certain Covenants — Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Company or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.
     “Consolidated Net Worth” means the total of the amounts shown on the balance sheet of the Company and its consolidated Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company for which financial statements have been made publicly available on or prior to the taking of any action for the purpose of which the determination is being made, as the sum of:
     (1) the par or stated value of all outstanding Capital Stock of the Company plus
     (2) paid-in capital or capital surplus relating to such Capital Stock plus
     (3) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.
     “Credit Agreements” mean any loan or credit agreement secured by Receivables and Related Assets or Inventory and Related Assets among the Company and/or any Restricted Subsidiary and one or more financial institutions, each as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness incurred to Refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement, whether by the same or any other lender or group of lenders.

     “Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement.
     “Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.
     “Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:
     (1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;
     (2) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or
     (3) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;
     in each case on or prior to the 91st day following the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the 91st day following the Stated Maturity of the Notes shall not constitute Disqualified Stock if:
     (1) the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes and described under “ — Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” and “ — Change of Control”; and
     (2) any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.
     The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.
     “EBITDA” for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:
     (1) all income tax expense of the Company and its consolidated Restricted Subsidiaries;
     (2) Consolidated Interest Expense; and
     (3) depreciation and amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid operating activity item that was paid in cash in a prior period), in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

     Except as described under “ — Certain Covenants — Limitation on Indebtedness”, whenever it is necessary to determine whether the Company has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. Dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.
     “Empire” means Empire Iron Mining Partnership, a partnership in which the Company owns a 21% interest.
     “Empire Agreement” means the Restated Empire Iron Mining Partnership Agreement dated as of December 1, 1978, as amended to the Issue Date.
     “Equity Offering” means an offering (whether public or private) of common stock of Parent or the Company.
     “Excess Finco Proceeds” means, at any time of determination, for any period, (i) all cash payments received during such period by the Issuer or any Finco Guarantor in respect of the First Mortgage Bonds and any Capital Stock of the Company held by the Issuer or any Finco Guarantor less (ii) the sum of (w) all amounts paid on the Notes during such period, (x) all taxes paid or accrued during such period, (y) all administrative costs and other expenses paid during such period and (z) all Investments made in Company Notes prior to such time during such period.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Existing Joint Ventures” shall mean I/N Kote, I/N Tek, PCI and Empire; provided that for purposes of “ — Certain Covenants”, any action permitted to be taken by the Company and its Restricted Subsidiaries with reference to the Existing Joint Ventures may be taken by the Company or a Restricted Subsidiary indirectly through an action with respect to an Unrestricted Subsidiary that is an equity holder in an Existing Joint Venture.
     “Existing Receivables Intercreditor Agreement” means the Intercreditor Agreement, dated as of the Issue Date, by and among JPMorgan Chase Bank, BNY Midwest Trust Company, General Electric Capital Corporation, the Company, Ispat Inland Administrative Services Company and the Trustee, as the same may be amended in accordance with the terms of the Indenture.
     “Existing Shareholder Advances” means the Company’s obligations under the $215.8 million aggregate principal amount of Subordinated Obligations advanced to the Company by Parent and its other Subsidiaries outstanding on the Issue Date.
     “First Mortgage Bonds” means $422.5 million aggregate principal amount of Series Z First Mortgage Bonds issued by the Company under the First Mortgage dated April 1, 1928, as amended and supplemented, between the Company and The Bank of New York and Louis P. Young, as successor trustees, and including any additional Series Y and Series Z First Mortgage Bonds issued by the Company under the Mortgage as Collateral for Additional Notes.
     “GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:
     (1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;
     (2) statements and pronouncements of the Financial Accounting Standards Board;
     (3) such other statements by such other entity as approved by a significant segment of the accounting profession; and
     (4) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

     “GECC Credit Agreement” means that certain Credit Agreement dated as April 30, 2003 among the Company, as borrower, the other credit parties and lenders party thereto and General Electric Capital Corporation, as Agent and Lender, and GECC Capital Markets Group, Inc., as Lead Arranger.
     “GECC Intercreditor Agreement” means the agreement, dated as of the Issue Date, between the trustee, the Company, certain subsidiaries of the Company, Ispat Inland Finance, LLC and General Electric Capital Corporation.
     “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:
     (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or
     (2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);
     provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.
     “Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement or Commodity Hedging Agreement.
     “Holder” means the Person in whose name a Note is registered on the Registrar’s books.
     “Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with “ — Certain Covenants — Limitation on Indebtedness”, (1) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security and (2) the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms will not be deemed to be the Incurrence of Indebtedness.
     “Indebtedness” means, with respect to any Person on any date of determination (without duplication):
     (1) the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;
     (2) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/ Leaseback Transactions entered into by such Person;
     (3) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);
     (4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);
     (5) the amount of all non-contingent obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person, the principal amount of such Preferred Stock to be determined in accordance with the Indenture (but excluding, in each case, any accrued dividends);
     (6) all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;
     (7) all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured;
     (8) to the extent not otherwise included in this definition, net Hedging Obligations of such Person;
     provided, however, that Indebtedness shall not include the obligations of the general partners, in their capacities as such, of the Existing Joint Ventures in respect of the Indebtedness of such partnerships existing on the Issue Date and disclosed in the Offering Memorandum.
     Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term “Indebtedness” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter.
     The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided, however, that the principal amount of any noninterest bearing or other discount security at any date will be the principal amount thereof that would be shown on a balance sheet of such Person dated such date prepared in accordance with GAAP.
     For purposes of calculating the amount outstanding of Indebtedness of a Securitization Subsidiary that transfers any interest in accounts receivable or inventory to another Person, the amount of unrecovered capital, purchase price or principal investment of such Person (if other than the Company or a Restricted Subsidiary) in respect thereof excluding any amount representing yield or interest earned on such capital, purchase price or investment, shall be deemed to be Indebtedness.
     “Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of national standing; provided that such firm is not an Affiliate of the Company.
     “I/N Kote” shall mean I/N Kote L.P., a Delaware limited partnership in which a subsidiary of the Company owns a 49% general partnership interest and a 1% limited partnership interest.
     “I/N Tek” shall mean I/N Tek L.P., a Delaware limited partnership in which a subsidiary of the Company owns a 59% general partnership interest and a 1% limited partnership interest.
     “Intercreditor Agreements” means the Existing Receivables Intercreditor Agreement, any future Inventory Intercreditor Agreement or Receivables Intercreditor Agreement and the USWA Mortgage.
     “Interest Rate Agreement” means in respect of a Person any interest rate swap agreement, interest rate cap agreement or other similar financial agreement or arrangement.
     “Inventory and Related Assets” means any inventory (whether now existing or arising thereafter) of the Company or any Restricted Subsidiary, and any assets related thereto, including all collateral securing such inventory and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving inventory.

     “Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable or advances against supplies on the balance sheet of the lender) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. Except as otherwise provided for herein, the amount of an Investment shall be its fair value at the time the Investment is made and without giving effect to subsequent changes in value.
     For purposes of the definition of “Unrestricted Subsidiary”, the definition of “Restricted Payment” and the covenant described under “ — Certain Covenants — Limitation on Restricted Payments”:
     (1) “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and
     (2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company;
     provided that Special Contributions (as defined in the Empire Agreement) shall not be deemed to be Investments.
     “Investment Grade” designates a rating of BBB — or higher by S&P or Baa3 or higher by Moody’s or the equivalent of such ratings by S&P or Moody’s. In the event that the Issuer shall select any other Rating Agency, the equivalent of such ratings by such Rating Agency shall be used.
     “Ispat Inland Inc. Pension Plan” means the Ispat Inland Inc. Pension Plan, as restated effective January 1, 1997, including all supplements thereto.
     “Issue Date” means March 25, 2004.
     “Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.
     “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).
     “Moody’s” means Moody’s Investors Service, Inc. and its successors.
     “Mortgage” has the meaning given such term in the section entitled “Description of the First Mortgage Bonds”.
     “Net Available Cash” from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form), in each case net of:
     (1) all accounting, investment banking, legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

     (2) except in the case of Inventory Collateral, all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;
     (3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition; and
     (4) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition;
provided that the term “Net Available Cash” shall not include the proceeds of any Asset Disposition consummated during any Suspension Period.
     “Net Cash Proceeds” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.
     “Note Guarantee” means a Guarantee by each Guarantor of all Obligations of the Issuer under the Notes and the Indenture on the terms set forth in the Indenture.
     “Obligations” means with respect to any Indebtedness all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements and other amounts payable pursuant to the documentation governing such Indebtedness.
     “Offering Memorandum” means the offering memorandum dated March 18, 2004 pursuant to which the unregistered Notes were originally offered.
     “Parent Subordination Agreement” means the subordination agreement, dated as of the Issue Date, between the Company, each holder of any of the Existing Shareholder Advances and the trustee.
     “PBGC” means the Pension Benefit Guaranty Corporation.
     “PBGC Agreement” means that certain agreement, dated March 14, 2000 (which agreement supplemented an agreement dated July 14, 1998) among the Company, Parent, Ryerson Tull Inc. and the PBGC, as amended under an agreement dated July 9, 2003, as amended, extended, renewed, restated, supplemented or otherwise modified from time to time.
     “PCI” means PCI Associates, a general partnership in which the Company owns a 50% interest.
     “Permitted Finco Collapse Transaction” means as a transaction in which, unless otherwise specified below, each of the following events occur:
     (a) ArcelorMittal Partnership (formerly Ispat Inland, L.P.) transfers (including through a series of transfers among Finco Guarantors) or causes to be transferred to the Issuer (x) any First Mortgage Bonds held by any Finco Guarantor and (y) any Indebtedness owed by the Issuer to any Finco Guarantor and the Finco Mirror Note is retired (and in connection therewith the rate of interest payable by the Company on the First Mortgage Bonds will be reduced by 0.50%);
     (b) ArcelorMittal Partnership transfers all of the Capital Stock of the Issuer to a newly formed limited liability company (the “Successor Issuer”) organized and existing under the laws of the United States of America, any State thereof or the District of Columbia which has no material assets or liabilities and all of the Capital Stock of which is owned by Ispat Inland Holdings, Inc. or any successor entity which owns directly a majority of the Voting Stock of the Company (the “Company Parent”);

     (c) any Finco Guarantor may, if it so elects, transfer (including through a series of transfers among Finco Guarantors) or cause to be transferred to the Issuer, the Successor Issuer or the Company Parent any Capital Stock of the Company that is owned by any Finco Guarantor in exchange for Capital Stock of the Company Parent;
     (d) the Issuer liquidates into the Successor Issuer;
     (e) the Company Parent shall execute and deliver to the Trustee a supplement to the Pledge Agreement, in form satisfactory to the Trustee, pursuant to which the Capital Stock of the Successor Issuer shall be pledged to the Trustee as Collateral for the Successor Issuer’s obligations under the Notes and the Indenture;
     (f) the Successor Issuer shall expressly assume by supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, all obligations of the Issuer under the Indenture;
     (g) the Successor Issuer shall execute and deliver to the Trustee, in form satisfactory to the Trustee, a supplement to the Pledge Agreement pursuant to which it shall expressly assume all obligations of the Issuer under the Pledge Agreement and pledge to the Trustee the First Mortgage Notes and any Indebtedness of the Company held by it as Collateral for its obligations under the Notes and the Indenture;
     (h) all filings and other actions necessary to preserve the perfection and priority of the Lien of the Trustee on the Collateral shall be made and taken;
     (i) the Company shall deliver to the Trustee an officers’ certificate and an Opinion of Counsel, each stating that such transfer and such supplemental indenture and supplements to the Pledge Agreement comply with the Indenture and the Pledge Agreement and that all necessary actions have been taken to preserve the priority and perfection of the Lien of the Trustee on the Collateral; and
     (j) the Company shall deliver to the Trustee an Opinion of Counsel to the effect that the holders will not recognize income, gain or loss for Federal income tax purposes as a result of such transaction and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such transaction had not occurred.
     Upon compliance with each of the foregoing requirements, (i) the Successor Issuer shall be the successor to the Issuer and shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under the Indenture, the Notes and the Pledge Agreement and the predecessor Issuer shall be released from its obligations under the Indenture, the Notes and the Pledge Agreement and (ii) all remaining property or assets of any Finco Guarantor constituting a portion of the Collateral shall be released from the Lien of the Pledge Agreement and each Finco Guarantor shall be released from the Indenture, the Pledge Agreement and its Note Guarantee and all references to a “Finco Guarantor” in the Indenture and the Pledge Agreement shall no longer be deemed to refer to such entities.
     For purposes of the covenant described under “ — Certain Covenants — Limitation on Indebtedness”, any Indebtedness of the Company or any Restricted Subsidiaries that, immediately following such Permitted Finco Collapse Transaction, is held by entities that were Finco Guarantors immediately prior to such Permitted Finco Collapse Transaction shall be deemed to be an Incurrence of Indebtedness by the Company or the applicable Restricted Subsidiary on such date.
     For purposes of the covenant described under “ — Certain Covenants — Restricted Payments”, the amount of cash and Temporary Cash Investments that, immediately following such Permitted Finco Collapse Transaction, is held by entities that were Finco Guarantors immediately prior to such Permitted Finco Collapse Transaction shall be deemed to be a Restricted Payment by the Company on the date of such Permitted Finco Collapse Transaction.
     “Permitted First Mortgage Bonds Collateral Liens” means Liens on First Mortgage Bonds Collateral consisting of:
     (1) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;
     (2) Liens for taxes, assessments, governmental charges or claims not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;
     (3) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;
     (4) Liens (i) created pursuant to the Subordinated Mortgage (the “USWA Mortgage”), dated as of September 15, 1994, between Inland Steel Company (as predecessor to the Company) and the United Steelworkers of America as in effect on the Issue Date and (ii) other Liens securing obligations of up to $150.0 million of the Company and its Restricted Subsidiaries; provided that (x) such Liens do not secure Indebtedness for money borrowed and (y) such Liens are subordinated to the Lien securing the Bonds to at least the same extent as the USWA Mortgage; and
     (5) Liens securing Bonds issued in compliance with “ — Certain Covenants — Limitation on Indebtedness”.
     “Permitted Holders” means (1) Mr.  Lakshmi N. Mittal and his spouse or lineal descendants, (2) any trust, corporation or partnership 100% in interest of the beneficiaries, stockholders or partners of which consists of any Person described in clause (1) above or (3) any combination of the foregoing.
     “Permitted Inventory Collateral Liens” means:
     (1) Liens (which may rank, at the Company’s option, prior to, on parity with or junior to the Lien on the Inventory Collateral securing the Company’s Note Guarantee) on Inventory and Related Assets (i) of a Securitization Subsidiary Incurred in a Qualified Receivables Transaction and/or (ii) in a principal amount not to exceed the sum of (x) 65% of the book value of the inventory of the Company and its Restricted Subsidiaries (other than any inventory constituting Inventory and Related Assets pledged, sold or otherwise transferred or encumbered in connection with a Qualified Securitization Transaction); and (y) 85% of the book value of the accounts receivable of the Company and its Restricted Subsidiaries (other than any accounts receivable constituting Receivables and Related Assets pledged, sold or otherwise transferred or encumbered in connection with a Qualified Securitization Transaction);
     (2) Liens securing the Company’s Note Guarantee;
     (3) rights, if any, under the “physical property” and “springing lien” provisions set forth in Article Six, Section 4 and Group 4 of the granting clauses, respectively, of the Mortgage which are applicable to Bonds issued under (w) the twenty-fourth supplemental indenture to the Mortgage, dated January 15, 1977, (x) the twenty-fifth supplemental indenture to the Mortgage, dated as of February 1, 1977, (y) the thirty-second supplemental indenture to the Mortgage, dated as of June 1, 1993 and (z) the thirty-third supplemental indenture to the Mortgage, dated as of June 1, 1995, and not to any other Indebtedness;
     (4) Liens arising out of consignments and similar arrangements in the ordinary course of business;
     (5) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;
     (6) Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of such Inventory Collateral or materially impair their use in the operation of the business of such Person; and
     (7) Liens for taxes, assessments, governmental charges or claims not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings.
     “Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:
     (1) the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;
     (2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided that such Person’s primary business is a Related Business;
     (3) cash and Temporary Cash Investments;
     (4) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;
     (5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;
     (6) loans or advances to employees or directors in the ordinary course of business of the Company or its Restricted Subsidiaries, but in any event not to exceed $2.5 million in the aggregate outstanding at any one time;
     (7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;
     (8) any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under “ — Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock”;
     (9) any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable or other rights to payment held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or other rights to payment or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;
     (10) any Securitization Subsidiary in connection with a Qualified Securitization Transaction; provided that such Investment consists only of (i) Receivables and Related Assets or Inventory and Related Assets or a promissory note or notes of the Securitization Subsidiary customary in Qualified Securitization Transactions or (ii) Standard Securitization Undertakings;
     (11) Currency Agreements, Commodity Hedging Agreements and Interest Rate Agreements entered into in the ordinary course of business and not for speculative purposes; and
     (12) Investments in the Issuer and, prior to a Permitted Finco Collapse Transaction, any Finco Guarantor.
     “Permitted Liens” means, with respect to any Person:
     (1) pledges or deposits by such Person under worker’s compensation laws, unemployment insurance laws or similar legislation or to support obligations to insurance companies in respect of deductibles, co-insurance claims or self-insured retention (and letter of credit obligations in respect thereof), or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness), warranty obligations or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or cash equivalents to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;
     (2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;
     (3) Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;
     (4) Liens for taxes, assessments, governmental charges or claims not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;
     (5) Liens in favor of issuers of surety bonds or letters of credit and bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;
     (6) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;
     (7) Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;
     (8) Liens on Inventory and Related Assets, mobile equipment, spare parts, stock of Securitization Subsidiaries, Indebtedness owing from Securitization Subsidiaries, Receivables and Related Assets (and proceeds thereof, including, without limitation, cash, investments and pledged deposit accounts and lockboxes) to secure Indebtedness (i) of a Securitization Subsidiary Incurred in a Qualified Receivables Transaction and/or (ii) in a principal amount not to exceed the sum of (x) 65% of the book value of the inventory of the Company and its Restricted Subsidiaries (other than any inventory constituting Inventory and Related Assets pledged, sold or otherwise transferred or encumbered in connection with a Qualified Securitization Transaction); and (y) 85% of the book value of the accounts receivable of the Company and its Restricted Subsidiaries (other than any accounts receivable constituting Receivables and Related Assets pledged, sold or otherwise transferred or encumbered in connection with a Qualified Securitization Transaction);
     (9) Permitted First Mortgage Bonds Collateral Liens, Liens securing the Notes and the Note Guarantees and, without duplication, Liens outstanding on the Issue Date;
     (10) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

     (11) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);
     (12) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a wholly-owned Subsidiary of such Person;
     (13) Liens securing Hedging Obligations entered into to protect against fluctuations in interest rates in the ordinary course of business;
     (14) Liens securing Hedging Obligations related to Currency Agreements or Commodity Hedging Agreements entered into to protect against fluctuations in exchange rates and commodity prices in the ordinary course of business;
     (15) leases or subleases granted in the ordinary course of business;
     (16) any interest or title of a lessor under any lease, whether or not characterized as an operating lease or a capital lease;
     (17) Liens arising out of consignments or similar arrangements for the sale of goods in the ordinary course of business;
     (18) additional Liens on property or assets (other than the First Mortgage Bonds Collateral) securing obligations of the Company and its Restricted Subsidiaries not exceeding $15.0 million at any time; and
     (19) Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (7), (8), (9) (other than Liens in respect of Indebtedness that is retired by the Company or any Restricted Subsidiary on the Issue Date), (10) or (11) or Liens extending, renewing or replacing, in whole or in part, such Liens; provided that:
(A)	such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof);

(B)	the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clause (7), (8), (9), (10) or (11) at the time the original Lien became a Permitted Lien and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.
     For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.
     “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.
     “Preferred Stock”, as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.
     “Principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

     “Purchase Agreement” means the purchase agreement entered into among the Issuer, the Guarantors and UBS Securities LLC.
     “Qualified Securitization Transaction” means any transaction or series of transactions that may be entered into by the Company or any Restricted Subsidiary pursuant to which the Company or any Restricted Subsidiary may sell, convey or otherwise transfer to (a) a Securitization Subsidiary (in the case of a transfer by the Company or any Restricted Subsidiary) and (b) any other Person (in the case of a transfer by a Securitization Subsidiary), or may grant a security interest in Receivables and Related Assets or Inventory and Related Assets.
     “Rating Agencies” means:
     (a) S&P;
     (b) Moody’s; or
     (c) if S&P or Moody’s or both shall not make a rating of the Notes publicly available, a nationally recognized securities rating agency or agencies, as the case may be, selected by the Issuer, which shall be substituted for S&P or Moody’s or both, as the case may be.
     “Receivables and Related Assets” means any accounts receivable and other rights to payment (whether now existing or arising thereafter) of the Company or any Restricted Subsidiary, and any assets related thereto, including all collateral securing such accounts receivable and other rights to payment, all contracts and contract rights and all Guarantees or other obligations in respect of such accounts receivable and other rights to payment, proceeds of such accounts receivable and other rights to payment and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and other rights to payment.
     “Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.
     “Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:
     (1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;
     (2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced; and
     (3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced;
     provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Restricted Subsidiary that is not a Company Guarantor that Refinances Indebtedness of the Company or a Company Guarantor or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.
     “Registration Rights Agreement” means the Registration Rights Agreement dated the Issue Date, among the Issuer, the Guarantors and UBS Securities LLC.
     “Related Business” means any business in which the Company was engaged on the Issue Date and any business related, ancillary or complementary to any business in which the Company was engaged on the Issue Date, in each case as reasonably determined by the Board of Directors of the Company in good faith.

     “Restricted Payment” with respect to any Person means:
     (1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and dividends or distributions to a Finco Guarantor (prior to a Permitted Finco Collapse Transaction), the Issuer, the Company or a Restricted Subsidiary, and other than pro rata dividends or other distributions made by a Subsidiary that is not a Wholly-Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));
     (2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);
     (3) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of such Person (other than the Refinancing of Subordinated Obligations with Refinancing Indebtedness or the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition);
     (4) the making of any Investment (other than a Permitted Investment) in any Person; or
     (5) the purchase, repurchase, redemption, acquisition or retirement for value of the Existing Shareholder Advances.
     “Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.
     “Revolving Credit Facility” means any revolving credit, overdraft or working capital facility or financing arrangement.
     “S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.
     “Sale/Leaseback Transaction” means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.
     “SEC” means the Securities and Exchange Commission.
     “Securities Act” means the Securities Act of 1933, as amended.
     “Securitization Subsidiary” means Ispat Inland Administrative Service Company (so long as it is a Wholly-Owned Subsidiary) and any other Wholly-Owned Subsidiary (or a wholly-owned Subsidiary of another Person in which the Company or any Subsidiary of the Company makes an Investment) to which the Company or any Subsidiary of the Company transfers Receivables and Related Assets or Inventory and Related Assets and that engages in no activities other than in connection with financing of accounts receivable or inventory, as the case may be, and that is designated by the Board of Directors of the Company (as provided below) as a Securitization Subsidiary and
     (1) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which
(A)	is Guaranteed by the Company or any Restricted Subsidiary (excluding Guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings),

(B)	is recourse to or obligates the Company or any Restricted Subsidiary (other than such Securitization Subsidiary) in any way other than pursuant to Standard Securitization Undertakings, and

(C)	subjects any property or asset of the Company or any Restricted Subsidiary (other than such Securitization Subsidiary), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings,
     (2) with which neither the Company nor any Restricted Subsidiary (other than such Securitization Subsidiary) has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable of such entity, and
     (3) to which neither the Company nor any Restricted Subsidiary (other than such Securitization Subsidiary) has any obligation to a third party to maintain or preserve such entity’s financial condition or to cause such entity to achieve certain levels of operating results.
     Any designation of a Subsidiary as a Securitization Subsidiary shall be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to the designation and an officers’ certificate certifying that the designation complied with the preceding conditions and was permitted by the Indenture.
     “Senior Indebtedness” means with respect to any Person:
     (1) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and
     (2) Accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of (A) Indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinate in right of payment to the Notes or the Note Guarantee of such Person, as the case may be; provided that Senior Indebtedness shall not include:
     (1) any obligation of such Person to any Subsidiary of such Person;
     (2) any liability for Federal, state, local or other taxes owed or owing by such Person;
     (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);
     (4) any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person; or
     (5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.
     “Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.
     “Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary that are reasonably customary in accounts receivable or inventory securitization transaction and other limited recourse arrangements that are customary for such securitizations and do not impair the characterization of the relevant securitization as a true sale under applicable law.

     “Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).
     “Subordinated Obligation” means with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes or a Note Guarantee of such Person, as the case may be, pursuant to a written agreement to that effect.
     “Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:
     (1) such Person;
     (2) such Person and one or more Subsidiaries of such Person; or
     (3) one or more Subsidiaries of such Person.
     I/N Tek shall not be deemed to be a Subsidiary for purposes of the Indenture.
     “Suspension Period” means any period in which the Notes are rated Investment Grade by both Rating Agencies and no Default or Event of Default has occurred and is continuing under the Indenture.
     “Temporary Cash Investments” means any of the following:
     (1) any investment in direct obligations of, or obligations guaranteed by, the United States of America or any agency thereof;
     (2) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 360 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;
     (3) repurchase obligations with a term of not more than 60 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;
     (4) investments in commercial paper, maturing not more than nine months after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P; and
     (5) investments in securities with maturities of twelve months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or “A2” by Moody’s.
     “Unrestricted Subsidiary” means, on the Issue Date, Ispat Inland Empire Inc., III Kote, Inc., III/PCI, Inc. and III Tek, Inc., and any other:
     (1) Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and
     (2) Subsidiary of an Unrestricted Subsidiary.

     The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien (other than Permitted Liens that do not secure Indebtedness for borrowed money) on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under “ — Certain Covenants — Limitation on Restricted Payments” (and in the case of any designation during a Suspension Period, the Company could have made such designation if no Suspension Period had been in effect since the Issue Date).
     The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “ — Certain Covenants — Limitation on Indebtedness” and (B) no Default shall have occurred and be continuing. Any such designation by such Board of Directors shall be evidenced to the trustee by promptly filing with the Trustee a copy of the resolution of such Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.
     “U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two Business Days prior to such determination.
     Except as described under “ — Certain Covenants — Limitation on Indebtedness”, whenever it is necessary to determine whether the Company has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.
     “U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.
     “USWA Mortgage” has the meaning set forth in the definition of Permitted First Mortgage Bonds Collateral Liens.
     “Voting Stock” of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.
     “Wholly-Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary) is owned by the Company or one or more Wholly-Owned Subsidiaries.
Book-Entry, Delivery and Form of Securities
     Except as set forth in the next paragraph, the Notes were initially issued in the form of one or more Global Notes (the “Global Notes”). The Global Notes were deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the “Global Note Holder”).
     Notes that are issued as described below under “ — Certificated Notes” will be issued in the form of registered definitive certificates (the “Certificated Notes”). Such Certificated Notes may, unless the Global Notes have been previously exchanged for Certificated Notes, be exchanged for an interest in the Global Notes representing the principal amount of Notes being transferred.

     DTC is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the “Participants” or the “DTC’s Participants”) and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. DTC’s Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the “Indirect Participants” or the “DTC’s Indirect Participants”) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through DTC’s Participants or DTC’s Indirect Participants.
     So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole holder under the Indenture of any Notes evidenced by the Global Notes. Beneficial owners of Notes evidenced by the Global Notes will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Issuer nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the Notes.
     Payments in respect of the principal of, premium, if any, and interest on Notes registered in the name of the Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Issuer and the Trustee may treat the persons in whose names Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Issuer nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes. We believe, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by DTC’s Participants and DTC’s Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of DTC’s Participants or DTC’s Indirect Participants.
Certificated Notes
     Subject to certain conditions, any person having a beneficial interest in the Global Notes may, upon request to the Trustee, exchange such beneficial interest for Notes in the form of Certificated Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (i) the Issuer notifies the Trustee in writing that DTC is no longer willing or able to act as a depositary and the Issuer is unable to locate a qualified successor within 90 days or (ii) the Issuer, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Notes under the Indenture, then, upon surrender by the Global Note Holder of its Global Note(s), Notes in such form will be issued to each person that the Global Note Holder and DTC identify as being the beneficial owner of the related Notes.
     Neither the Issuer nor the Trustee will be liable for any delay by the Global Note Holder or DTC in identifying the beneficial owners of Notes and the Issuer and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or DTC for all purposes.
Same-Day Settlement and Payment
     The Indenture requires that payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to Certificated Notes, the Issuer will make all payments of principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder’s registered address. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, Notes represented by the Global Notes are eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such

Notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in the Certificated Notes will also be settled in immediately available funds.

DESCRIPTION OF THE FIRST MORTGAGE BONDS
     The First Mortgage Bonds were issued under the First Mortgage dated April 1, 1928, between the Company and First Trust and Savings Bank and Melvin A. Traylor, as Trustees (The Bank of New York (the “Corporate Trustee”) and Louis P. Young, being the successor Trustees), as amended and supplemented by various supplemental indentures (and as supplemented from time to time following the date hereof, collectively, the “Mortgage”), including the Thirty-Eighth Supplemental Indenture dated as of March 25, 2004, with respect to the First Mortgage Bonds (herein called the “Supplement”). We urge you to read the Mortgage because it and not this description defines the rights of the Trustee and the holders of Notes with respect to the First Mortgage Bonds. Capitalized terms used but not otherwise defined in this Section have the meanings given to them in “Description of the Notes”.
Principal, Maturity and Interest
     The First Mortgage Bonds were issued to ArcelorMittal Finance LLC (formerly Ispat Inland Finance, LLC) in an original principal amount of $800.0 million consisting of Series Y Bonds in an aggregate principal amount of $150.0 million and Series Z Bonds in an aggregate principal amount of $650.0 million. The First Mortgage Bonds were issued only in fully registered form in denominations of $1,000 and integral multiples thereof. The Company will be permitted to issue an aggregate principal amount of up to $100.0 million of additional First Mortgage Bonds consisting of additional Series Y Bonds and/or Series Z Bonds (collectively “Additional First Mortgage Bonds”) securing all of the Notes in a transaction that complies with the covenant described under “— Description of the Notes — Certain Covenants — Limitation on Indebtedness”. Any Additional First Mortgage Bonds will be treated as part of the same series of First Mortgage Bonds as the Series Y Bonds and the Series Z Bonds, as applicable, originally issued on the Issue Date for all purposes under the Mortgage.
     In December 2004, the Company redeemed $227.5 million in aggregate principal amount of the Series Z First Mortgage Bonds from ArcelorMittal Finance LLC, which in turn used the proceeds to redeem $227.5 million in aggregate principal amount of the Notes, at a redemption price equal to 109.75% of the outstanding principal amount redeemed, plus accrued and unpaid interest.
     On April 1, 2006, the Company redeemed all $150.0 million of the Series Y First Mortgage Bonds from ArcelorMittal Finance LLC, which in turn used the proceeds to redeem all $150.0 million in outstanding principal amount of Floating Rate Notes at a redemption price equal to 103% of the outstanding principal amount, plus accrued interest to, but excluding, April 1, 2006.
     As of the date of this Consent Solicitation Statement, there were $422,500,000 in aggregate principal amount of Notes and Series Z First Mortgage Bonds outstanding.
Series Z Bonds
     The Series Z Bonds bear interest at a rate per annum equal to the sum of the rate of interest then applicable to the Notes in accordance with the terms of the Indenture (including any Additional Interest payable on such Notes and including, any increase in the applicable rate of interest on the Notes following any Default whether or not the Issuer would be obligated to pay such interest on the Notes). Interest on the Series Z Bonds is payable semi-annually in arrears on April 1 and October 1 of each year, commencing on October 1, 2004, to the holder of record of the Series Z Bonds on the immediately preceding March 15 and September 15.
     In addition to the interest payable above, an amount will be payable upon each interest payment date for the Series Z Bonds equal to the product of (i) a fraction, the numerator of which is the aggregate principal amount of Series Z Bonds outstanding on such date and the denominator of which is the aggregate principal amount of First Mortgage Bonds outstanding on such date, multiplied by (ii) the aggregate amount of fees, expenses and other charges due under the terms of the Indenture on such date (including with respect to the Trustee for the Notes).
     To the extent that the Issuer purchases or repays any Notes on any date, the Company will be required to repay a like aggregate principal amount of the corresponding series of First Mortgage Bonds on such Date; provided that the entire aggregate principal amount of the Series Z Bonds will be repaid at or prior to the Stated Maturity of the Notes. To the extent that the Issuer is required to pay any premium or interest on the Notes to be purchased or repaid on any date, the Company will be required to pay a like amount of premium or interest on the principal of the corresponding series of First Mortgage Notes to be repaid by it on such date.
Redemption
     The Supplement provides that, except as provided above under “— Principal, Maturity and Interest”, no First Mortgage Bonds may be redeemed, retired or prepaid for so long as any Notes are outstanding.
First Mortgage Bonds Collateral
     The Mortgage constitutes a direct first mortgage lien on the interest of the Company in the properties specifically described in the Mortgage and not heretofore released from the lien hereof (the “First Mortgage Bonds Collateral”), subject, however, to questions of survey, the lien of current taxes and assessments and various restrictions, reservations, covenants, easements, rights of way and other title defects or objections which do not, in the opinion of the Company, lessen the value to the Company of such properties for the purposes for which they are used or intended to be used.
     The principal properties of the Company that are now subject to the lien of the Mortgage consist of substantially all of the Company’s Indiana Harbor East plant and certain miscellaneous parcels of land in East Chicago, Indiana. As of December 31, 2007, the net book value of the property, plant and fixtures of the Indiana Harbor East facility subject to the lien of the Mortgage was approximately $1.5 billion. Book value is not necessarily indicative of appraised or market value, and no appraisal has been obtained with respect to the property. The amount of property and business interruption insurance on the property subject to the lien of the Mortgage has a total limit of $500.0 million and a fixed deductible of $10.0 million per occurrence. There is no title insurance in effect with respect to this property.
     Various other properties of the Company (including the plants and other properties of its subsidiaries and of I/N Tek and I/N Kote) are not now subject to the lien of the Mortgage. The Mortgage prohibits the creation of any lien (except purchase money obligations and liens upon property existing at the time of acquisition thereof) on any such unmortgaged property (i) of the Company, or (ii) of any Subsidiary designated in Group Five of the Granting Clauses of the Mortgage or a majority or more of the stock of which is owned by the Company and pledged under or made subject to the lien of the Mortgage and designated by the Company to be a “subsidiary”, unless such property is first subjected to the prior lien of the Mortgage. No Subsidiary of the Company is presently designated in Group Five of the Granting Clauses, nor is the stock of any Subsidiary of the Company pledged under or subject to the lien of the Mortgage. The Mortgage provides that holders of not less than 76% in aggregate principal amount of the outstanding Bonds may direct the Trustees with respect to the exercise of remedies under the Mortgage.
     No appraisal of the First Mortgage Bonds Collateral has been prepared by or on behalf of the Issuer or the Guarantors in connection with the Solicitation. The value of the First Mortgage Bonds Collateral in the event of a liquidation will depend upon market and economic conditions, the availability of buyers and similar factors. By its nature, the First Mortgage Bonds Collateral will be illiquid and may have no readily ascertainable market value. There also can be no assurance that the First Mortgage Bonds Collateral will be saleable and, even if the First Mortgage Bonds Collateral is saleable, the timing of its liquidation is uncertain.
Certain Covenants of the Company
     The following covenants are set forth in the Mortgage.
Maintenance of Mortgaged Properties
     The Company will (i) maintain its plants, which are subject to the lien of the Mortgage and deemed by the Board of Directors of the Company to be useful for the conduct of its business, in good repair and will make all needful and proper renewals and replacements thereof, and (ii) maintain in proper repair all fixed equipment subject to the lien of the Mortgage and replace the same when worn out or abandoned, to the extent deemed by the Board of Directors of the Company to be required in the conduct of its business.

Modification of Certain Provisions of Mortgage
     The Supplement provides that no amendment requiring the consent of holders of First Mortgage Bonds may be made to the Mortgage without the consent of the holders of a majority in aggregate principal amount of the Notes then outstanding.
Mortgage Events of Default
     The following are events of default under the Mortgage (each, a “Mortgage Event of Default”): (i) default in the payment of principal on any of the Bonds, when due; (ii) default, continuing for 90 days, in the payment of any installment of interest on any of the Bonds, when due; (iii) default, continuing for 90 days, in the delivery of any Bonds or the payment on any installment required by any sinking fund; (iv) default, continuing for 90 days, in the payment of any interest installment, when due, on any Bond secured by a direct prior lien on any real estate on which the Mortgage is a direct charge: (v) default in the payment of the principal on any bond secured by direct prior lien on any real estate on which the Mortgage is a direct charge; (vi) default, continuing for six months after written notice thereof to the Company by the Corporate Trustee, in any other covenant of or condition required to be performed by the Company; and (vii) certain events of bankruptcy.
     The Trustees are required, within 90 days of the occurrence of a default, to give to the holders of the Bonds notice of any Mortgage Event of Default known to them to be subsisting (without regard to any applicable period of grace); but, except in the case of a default in the payment, when due, of the principal of or interest on any of the Bonds or of any sinking fund installment, the Trustees shall be protected in withholding such notice if the Corporate Trustee determines in good faith that the withholding of such notice is in the interests of the holders of the Bonds.
     If a Mortgage Event of Default shall occur and be continuing, the holders of a majority in aggregate principal amount of the Bonds then outstanding may require the Trustees, upon their being reasonably indemnified and secured by one or more of the holders of the Bonds, to take action to protect and enforce their rights and the rights of the holders of the Bonds and to exercise any powers of entry or sale granted under the Mortgage, or to institute judicial proceedings, as the Trustees, being advised by counsel, shall deem most expedient in the interests of the holders of the Bonds.
Release and Substitution of Property
     The Mortgage permits the release from the lien thereof of property which the Company shall not deem necessary or advantageous to retain in connection with its business, upon the deposit with the Corporate Trustee of cash equal to the fair value of such property. The Mortgage also permits releases of certain other property under specified conditions, which in general require the substitution therefor of property of equivalent fair value.
Guarantee
     The following is a summary of the guarantee of the First Mortgage Bonds ArcelorMittal and substantially all of the domestic subsidiaries of the Company expect to provide in connection with a Permitted Finco Reconstitution Transaction. The following summary is qualified by reference to the full provisions of the Form of Fortieth Supplemental Indenture (the “Fortieth Supplemental Indenture”) to the First Mortgage, and the form of guarantee (the “Guarantee”), both of which have been filed as exhibits to the registration statement of which this Consent Solicitation Statement forms a part.
     ArcelorMittal will agree, jointly and severally with the other guarantors party to the Guarantee, to unconditionally guarantee to each holder of a First Mortgage Bond and the trustee and its successors and assigns:
•	the prompt and full payment when due, whether at maturity, by acceleration, redemption or otherwise, of the principal of, premium, if any, and interest on (including interest on any overdue principal and interest to the extent lawful) the First Mortgage Bonds; and

•	the performance of all other obligations of ArcelorMittal USA to the holders of the First Mortgage Bonds or the trustee under the Guarantee, the First Mortgage or the First Mortgage Bonds.

The Guarantee will be a general unsecured obligation of ArcelorMittal and the other guarantors, and will rank equal in right of payment with any existing and future senior unsecured indebtedness of ArcelorMittal and the guarantors and will be senior in right of payment to any existing or future subordinated indebtedness of ArcelorMittal and the guarantors.
Corporate Trustee
     The Corporate Trustee is a depositary of funds of the Company and furnishes other banking services to the Company in the normal course of business. In addition, the banking corporation of which the Corporate Trustee is a part participates as a commercial lender from time to time in various lending arrangements to the Company or its subsidiaries.
No Personal Liability of Directors, Officers, Employees and Stockholders
     The Mortgage provides that the Bonds (including the First Mortgage Bonds) are solely obligations of the Company and that holders of the Bonds shall have no recourse for payment of principal of, interest on, or claims based on the Bonds against any officer, director, employee or stockholder of the Company, whether past, present, or future, or of any successor corporation, either directly or indirectly through the Company or any successor corporation. The Mortgage also provides that holders of the Bonds expressly release and waive all personal liability of, and all rights and claims against, every such officer, director, employee or stockholder as a condition of and as part of the consideration for the issue of the Bonds. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities law, and it is the view of the SEC that such a waiver is against public policy.

DESCRIPTION OF INTERCREDITOR ARRANGEMENTS
     Capitalized terms used but not otherwise defined in this Section have the meanings given to them in “Description of the Notes”.
USWA Subordinated Mortgage on the Indiana Harbor East Facility
     On September 15, 1994, Ispat Inland Inc. (now ArcelorMittal USA Inc.) granted the United Steelworkers of America, or USWA, a subordinated mortgage on the Indiana Harbor East facility as collateral security for the payment of those post-retirement medical and life insurance benefits to retired employees which are not funded under the applicable Company welfare plan and trust. The USWA subordinated mortgage is subject and subordinated in all respects to the mortgage securing the First Mortgage Bonds. To the extent any property is released from the lien of the mortgage of the First Mortgage Bonds, such property will be automatically released from the lien of the USWA subordinated mortgage.
     The USWA subordinated mortgage permits the trustee under the indenture governing the First Mortgage Bonds to take all actions thereunder without the consent or notice to the USWA (including increasing the amount, interest rate and maturity of bonds issued under the indenture governing the First Mortgage Bonds) and provides that upon an event of default under the indenture governing the First Mortgage Bonds, the USWA may not take any enforcement action under the subordinated mortgage except to join in any such action as is then being asserted by the trustee under the indenture governing the First Mortgage Bonds.
Inventory Intercreditor Arrangements
     The Indenture provides that the Trustee will, if requested by the Company, enter into an intercreditor agreement (each such intercreditor agreement, an “Inventory Intercreditor Agreement”), on terms not less favorable to the holders of Notes than the terms of the GECC Intercreditor Agreement, with any future lenders under any indebtedness that is secured by a Permitted Inventory Collateral Lien. By purchasing a Note and without further action, each Holder of a Note will be deemed to have consented to the terms of each Inventory Intercreditor Agreement and will be deemed to have instructed the Trustee to take each action that it is required to take pursuant to the terms of the Inventory Intercreditor Agreements.
     The GECC Intercreditor Agreement, which was entered into in connection with the initial offering of the Notes and subsequently terminated in 2005, provided that the lien on the inventory collateral granted to the Trustee for the benefit of the holders of Notes was junior to the lien granted to General Electric Capital Corporation (“GECC”) under the inventory revolving credit facility and that, for so long as any obligations are owed to GECC in respect of the inventory revolving credit facility, the Trustee for the Notes would not take any action to enforce its security interest in the inventory collateral. Additionally, the GECC Intercreditor Agreement provided that any proceeds of any enforcement action in respect of the inventory collateral would first be applied to repay all obligations outstanding under the revolving inventory facility prior to being distributed to the Trustee. The Trustee also agreed to release its lien on the inventory collateral in connection with any sale upon foreclosure by GECC in which GECC’s lien on the collateral was released and waive the right to raise certain claims in any bankruptcy proceeding in order to facilitate the ability of GECC to direct the disposition of the inventory collateral.
     Additionally, in connection with the lien granted to GECC in the inventory collateral and certain other collateral which does not secure the Notes, the Company agreed with GECC to cause the trustee under the First Mortgage Bonds, in the case of an event of default under the Mortgage, to permit GECC, its agents or designees to use any and all property, plant or equipment of the Company located at the Indiana Harbor East facility (other than the continuous caster equipment previously mortgaged to the PBGC) (the “PPE Collateral”) during a 150-day liquidation period following such event of default (subject to extension by mutual agreement) and, during such liquidation period, to take possession of and fully process the inventory collateral and certain related assets at such location in any manner necessary or desirable for GECC to realize the full value of its collateral in connection with any sale or other disposition thereof. The terms of the GECC Intercreditor Agreement confirmed this access arrangement. GECC also confirmed in the GECC Intercreditor Agreement that it otherwise had no rights to, security interest in or lien on the PPE Collateral.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
     The following is a summary of certain U.S. federal income tax consequences of the Proposed Amendments and payment of the Consent Payment that may be relevant to a beneficial owner of Notes as of the Record Date. The summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly with retroactive effect. The discussion does not deal with classes of beneficial owners subject to special tax rules, and does not describe any tax consequences arising out of the laws of any state, local or foreign jurisdiction. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. Accordingly, each Holder should consult its own tax advisor with regard to the Proposed Amendments, the payment of the Consent Payment and the application of U.S. federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to its particular situation.
     For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of the Notes who or which is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any state or political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (a) is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.
     For purposes of this discussion, a “Non-U.S. Holder” means a beneficial owner of the Notes who or which is not a U.S. Holder or an entity treated as a domestic or foreign partnership.
     Special rules, not discussed in this Consent Solicitation Statement, may apply to persons holding Notes through entities treated as partnerships for U.S. federal income tax purposes, and those persons should consult their own tax advisors in that regard.
Tax Consequences for Consenting U.S. Holders
     Deemed Exchange. The tax treatment of a U.S. Holder will depend upon whether the adoption of the Proposed Amendments and the receipt of the Consent Payment result in a deemed exchange of the Notes for new Notes for U.S. federal income tax purposes. If neither the Proposed Amendments nor the Consent Payment results in a deemed exchange with respect to the Notes, a U.S. Holder will not recognize any gain or loss for U.S. federal income tax purposes, and such holder will continue to have the same tax basis and holding period in the Notes.
     Tax regulations specifically address whether or not the modifications to the terms of a debt instrument will result in a deemed exchange of that debt instrument for U.S. federal income tax purposes. Generally, the modification of the terms of a debt instrument will be treated as a deemed exchange of an old debt instrument for a new debt instrument if such modification is a significant modification. The regulations provide specific rules regarding whether changing obligors, changes in yield and deletion or alteration of accounting or financial covenants of or with respect to a debt instrument will be a significant modification. The regulations provide that a change in obligor is a modification, but such change is not a significant modification if the new obligor acquires substantially all of the assets of the original obligor, and certain other conditions are met. In addition, a change in the yield of a debt instrument is a significant modification under the regulations if the yield of the modified instrument (determined by taking into account any payments made to the holder as consideration of the modification) varies from the yield on the unmodified instrument (determined as of the date of the modification) by more than the greater of 25 basis points or five percent of the annual yield of the unmodified instrument. The regulations provide that a modification of a debt instrument that adds, deletes or alters customary accounting or financial covenants is not a significant modification.

     In connection with a Permitted Finco Reconstitution Transaction, ArcelorMittal Financial Services LLC will transfer substantially all of its assets to ArcelorMittal USA Partnership. Both entities are treated as corporations for U.S. federal income tax purposes. The Proposed Amendments provide that ArcelorMittal USA Partnership becomes the new obligor on the Notes and therefore, the change in obligors will not be treated as a significant modification under the regulations. Moreover, even though the Proposed Amendments will change the yield of the Notes, this change will be smaller than that which would be treated as a significant modification under the regulations. Accordingly, the adoption of the Proposed Amendments and receipt of the Consent Payment should not cause a deemed exchange under the regulations. As a result, a U.S. Holder should recognize income only to the extent of the Consent Payment received.
     Even if the adoption of the Proposed Amendments and receipt of the Consent Payment resulted in a deemed exchange with respect to the Notes, such deemed exchange would constitute a tax-free exchange for U.S. federal income tax purposes. For the deemed exchange to qualify as tax-free, the Notes and the new Notes must constitute “securities” for U.S. federal income tax purposes. In general, a debt instrument will be treated as a security if it represents a participating, continuing interest in the issuer, rather than a mere right to a cash payment. As a result, the term of the debt instrument is usually regarded as a significant factor in determining whether it is a security. Pursuant to applicable judicial authorities and IRS rulings, a debt instrument with a maturity of ten years or more is generally treated as a security. The treatment of debt instruments with maturities between five and ten years depends on the relevant facts and circumstances. Based on case law and IRS rulings, we intend to take the position that the Notes and the new Notes are both securities. Under this treatment, a U.S. Holder would not recognize loss and would recognize gain only to the extent of the Consent Payment received.
     Consent Payment. The tax consequences of a U.S. Holder’s receipt of the Consent Payment are unclear. We intend to treat the Consent Payment for U.S. federal income tax purposes as a fee paid to a U.S. Holder in consideration of such holder’s consent to the Proposed Amendments. Alternatively, the Consent Payment might be treated as a payment of additional interest on the Notes. In either case, a U.S. Holder would recognize ordinary income in the amount of the Consent Payment received, without any reduction by any portion of a U.S. Holder’s tax basis in the Notes.
Tax Considerations for Non-Consenting U.S. Holders
     Because, as described above, we intend to take the position that the adoption of the Proposed Amendments and the receipt of the Consent Payment should not constitute a significant modification, we intend to take the position that a non-consenting U.S. Holder who does not receive a Consent Payment would not be deemed to participate in any deemed exchange and would not recognize any income, gain or loss in connection with the Solicitation. As noted above, however, there can be no assurance that deemed exchange treatment would not apply.
Backup Withholding
     A U.S. Holder may be subject to backup withholding on the Consent Payment, if paid, unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from the Consent Payment, if paid, will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.
Tax Consequences for Consenting Non-U.S. Holders
     Consent Payment. Although it is not entirely clear that withholding of U.S. federal income tax is applicable to the payment of the Consent Payment to a Non-U.S. Holder, we intend to withhold such tax from any Consent Payment paid to a Non-U.S. Holder at a rate of 30%, unless the Non-U.S. Holder provides to the applicable withholding Agent a properly executed (a) IRS Form W-8BEN (or a permissible substitute) claiming an exemption from (or reduction in) withholding under the benefit of an applicable income tax treaty or (b) IRS Form W-8ECI stating that the Consent Payment is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. Non-U.S. Holders should consult their tax advisors regarding the availability of a refund of any tax withheld.

LEGAL MATTERS
     Legal matters relating to U.S. law and the validity of the Notes and the guarantees will be passed upon for the Issuer by Mayer Brown LLP. Legal matters relating to Luxembourg law will be passed upon for ArcelorMittal by Bonn Schmitt Steichen. Certain matters of Nova Scotia and federal Canadian law will be passed upon for the Issuer by Stewart McKelvey.
EXPERTS
     The consolidated financial statements of ArcelorMittal (successor entity of Mittal N.V.) and subsidiaries for 2007, and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated by reference herein, have been audited by Deloitte S.A. as stated in their reports incorporated by reference herein.
     The consolidated financial statements of Mittal N.V. (predecessor entity of ArcelorMittal), for 2005 and 2006 and the retrospective adjustments to the 2006 financial statements, except for the consolidated financial statements of Arcelor S.A. and subsidiaries (“Arcelor S.A.”) (except for Dofasco, Inc., Belgo Siderurgia S.A., Companhia Siderúrgica Tubarão S.A., Sol Coqueria Tubarão S.A., Acindar Industria Argentina de Aceros S.A., Arcelor España S.A., Arcelor Largos Perfiles, and Laminados Velasco S.L., consolidated subsidiaries of Arcelor S.A., whose consolidated financial statements for the period from August 1, 2006 to December 31, 2006, were audited by Deloitte Accountants B.V.), incorporated by reference herein, have been audited by Deloitte Accountants B.V. as stated in their report incorporated by reference herein.
     The financial statements of Arcelor S.A., prepared on the basis of IFRS (consolidated with those of ArcelorMittal, but not separately incorporated by reference herein), as of December 31, 2006, and for the five months ended December 31, 2006, have been audited by KPMG Audit S.à.r.l., as stated in their report which is incorporated by reference herein (which report expresses a qualified opinion because the omission of comparative financial information is not in conformity with IFRS and contains an explanatory paragraph stating that the consolidated financial statements are based on historical values of Arcelor S.A.’s assets and liabilities prior to its acquisition by Mittal N.V. and, accordingly, do not include the purchase price adjustments to such amounts reflected in the consolidated financial statements of Mittal N.V. as a result of such acquisition).
     Such financial statements of ArcelorMittal and its consolidated subsidiaries are incorporated by reference herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent registered public accounting firms.
SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES
     ArcelorMittal is a corporation organized under the laws of Luxembourg. The majority of ArcelorMittal’s assets are located outside the United States, and a majority of ArcelorMittal’s directors and officers reside outside the United States.

    As a result, U.S. investors may find it difficult:
•	to effect service of process within the United States upon ArcelorMittal and the directors and officers of ArcelorMittal located outside the United States;

•	to enforce in U.S. courts or outside the United States judgments obtained against the directors and officers of ArcelorMittal in U.S. courts; and

•	to enforce in U.S. courts judgments obtained against the directors and officers of ArcelorMittal in courts in jurisdictions outside the United States.
     ArcelorMittal’s Luxembourg counsel, Bonn Schmitt Steichen, has advised ArcelorMittal’s that there is doubt as to the enforceability in Luxembourg in original actions or actions for enforcement of judgments of U.S. courts of civil liabilities predicated solely upon U.S. federal securities laws.

     ArcelorMittal has been further advised by Bonn Schmitt Steichen that the United States and Luxembourg do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, would not be immediately enforceable in Luxembourg. However, if the party in whose favor such judgment is rendered brings a new suit in a competent court in Luxembourg, that party may submit to a Luxembourg court the final judgment that has been rendered in the United States. If the Luxembourg court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that the final judgment concerned results from proceedings compatible with Luxembourg concepts of due process to the extent that the Luxembourg court is of the opinion that reasonableness and fairness so require, the Luxembourg court would, in principle, under current practice, recognize the final judgment that has been rendered in the United States and generally grant the same claim without re-litigation on the merits, unless the consequences of the recognition of such judgment contravene public policy in Luxembourg. It is not certain, however, that these court practices also apply to default judgments.
     ArcelorMittal has been further advised by Bonn Schmitt Steichen that it would be difficult for an investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against ArcelorMittal’s directors and senior management and non-U.S. experts named in Consent Solicitation Statement.
     We have also been informed by our Nova Scotia counsel, Stewart McKelvey, that in such counsel’s opinion, the laws of the Province of Nova Scotia and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Nova Scotia on a final and conclusive judgment in personam of a United States federal court or a court of the State of New York sitting in the Borough of Manhattan in The City of New York, respecting the enforcement of the Notes, the Pledge Agreement or the Indenture, that is not impeachable as void or voidable under the laws of the State of New York and that is for a sum certain in money if:
•	that judgment was not obtained by fraud or in a manner contrary to “natural justice” and the enforcement of that judgment would not be contrary to “public policy” as such terms are applied by the courts of the Province of Nova Scotia;

•	the New York court did not act either without jurisdiction under the conflict of laws rules of the laws of the Province of Nova Scotia, or without authority, under the laws in force in New York, to adjudicate concerning the cause of action or subject matter that resulted in the judgment or concerning the person of that judgment debtor;

•	the defendant was duly served with the process of the New York court or appeared to defend such process;

•	the judgment is not contrary to the final and conclusive judgment of another jurisdiction;

•	the enforcement of that judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws;

•	the enforcement of the judgment would not be contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments, laws, and directives having effects on competition in Canada; and

•	the action to enforce that judgment is taken within six years of the date of the judgment of the New York court as stipulated in the Limitations of Actions Act (Nova Scotia).

WHERE YOU CAN FIND MORE INFORMATION
     ArcelorMittal files annual reports on Form 20-F with, and furnishes other information under cover of a Report on Form 6-K to, the SEC under the Exchange Act. Prior to September 3, 2007, the effective date of the first-step merger, ArcelorMittal filed with, or furnished to, the SEC documents under the name of Mittal Steel Company N.V., its legal predecessor. Prior to December 17, 2004, Mittal N.V. filed with, or furnished to, the SEC documents under its former name Ispat International N.V. You may read and copy this information, or obtain copies of this information by mail, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website that contains reports and other information about issuers, like ArcelorMittal, who file electronically with the SEC. The address of that site is http://www.sec.gov.
     As a foreign private issuer, ArcelorMittal is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and will not be required to file proxy statements with the SEC. ArcelorMittal’s officers, directors and principal shareholders are also exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.
     The Issuer, ArcelorMittal and each of the other guarantors of the Notes have filed a registration statement on Form S-4 or Form F-4, as applicable, to register with the SEC the Notes, in the case of the Issuer, and guarantees of the Notes, in the case of ArcelorMittal and the other guarantors, in each case after giving effect to the Proposed Amendments. This Consent Solicitation Statement forms a part of that registration statement. As allowed by the SEC’s rules, this Consent Solicitation Statement does not contain all of the information you can find in the registration statement and its exhibits. As a result, statements in this Consent Solicitation Statement concerning the contents of any contract, agreement or other document are not necessarily complete. If any contract, agreement or other document is filed as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. For further information, you should refer to the registration statement.
     ArcelorMittal’s shares are listed and traded on the NYSE (symbol “MT”), are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (symbol “MTL”), and are admitted to listing and trading on Euronext Amsterdam by NYSE Euronext (symbol “MT”), Euronext Brussels by NYSE Euronext (symbol “MTBL”), Euronext Paris by NYSE Euronext (symbol “MTP”) and the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (symbol “MTS”). Each exchange has its own requirements for the provision of periodic reports, proxy statements and other information. You are free to inspect any such information by contacting the relevant stock exchange, including, the NYSE at the offices of the NYSE, 20 Broad Street, New York, New York, 10005.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” information into this Consent Solicitation Statement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Consent Solicitation Statement, except for any information that is superseded by information contained directly in this Consent Solicitation Statement or in subsequent filings deemed incorporated by reference into this Consent Solicitation Statement.
     This Consent Solicitation Statement incorporates by reference the documents set forth below that ArcelorMittal has previously filed with or furnished to the SEC. These documents contain important information about ArcelorMittal and its results of operations and financial condition:
•	ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2007, filed on March 19, 2008; and

•	ArcelorMittal’s reports on Form 6-K, dated April 7, 2008, March 27, 2008, March 26, 2008, March 13, 2008, March 7, 2008, February 25, 2008, February 20, 2008, February 13, 2008, February 5, 2008, February 1, 2008, January 31, 2008, January 11, 2008 and January 8, 2008.

     All documents filed by ArcelorMittal pursuant to Section 13(a) or 15(d) of the Exchange Act from the date of this Consent Solicitation Statement to the date the Solicitation is terminated shall be deemed to be incorporated by reference into this Consent Solicitation Statement. ArcelorMittal also incorporates by reference, to the extent expressly stated therein, certain Current Reports on Form 6-K furnished by ArcelorMittal during the same period as of the date of the furnishing of such documents. Any statement contained in this Consent Solicitation Statement or in a document incorporated or deemed to be incorporated by reference in this Consent Solicitation Statement shall be deemed to be modified or superseded for purposes of this Consent Solicitation Statement to the extent that a statement contained in this Consent Solicitation Statement or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Consent Solicitation Statement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to be a part of this Consent Solicitation Statement from the date of filing of such modification or superseding.
     You can obtain any of the documents that ArcelorMittal has filed with the SEC through ArcelorMittal, or from the SEC through the SEC’s website at http://www.sec.gov. These documents are available from ArcelorMittal without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this Consent Solicitation Statement. You may request a copy of such documents by contacting:
ArcelorMittal
19, Avenue de la Liberté
L-2930 Luxembourg
Grand Duchy of Luxembourg
+352 4792-1
Attention: Investor Relations
     In order for you to receive timely delivery of the documents prior to the expiration of the Solicitation, ArcelorMittal should receive your request no later than May 14, 2008.
     We are not incorporating the contents of the websites of the SEC, ArcelorMittal or any other person into this Consent Solicitation Statement. We are providing the information about how you can obtain documents that are incorporated by reference into this Consent Solicitation Statement at these websites only for your convenience. See “Incorporation of Certain Documents by Reference”.

EXHIBIT A
FORM OF NINTH SUPPLEMENTAL INDENTURE
     NINTH SUPPLEMENTAL INDENTURE dated as of                     , 2008 (this “Supplemental Indenture”) among ARCELORMITTAL FINANCIAL SERVICES LLC, a Delaware limited liability company (as successor issuer to Ispat Inland ULC, a Nova Scotia unlimited company), as issuer (the “Issuer”), ARCELORMITTAL USA PARTNERSHIP, a Delaware partnership, as successor issuer (the “Successor Issuer”), the Guarantors and LASALLE BANK NATIONAL ASSOCIATION, as Trustee (the “Trustee”).
RECITALS
     WHEREAS, the Issuer, the Guarantors and the Trustee have entered into an Indenture dated as of March 25, 2004, as supplemented (as so supplemented, the “Indenture”);
     WHEREAS, pursuant to Section 8.02 of the Indenture, the Issuer and the Guarantors, when authorized by a Board Resolution, and the Trustee, when an Officers’ Certificate is provided stating that such amendment or supplement complies with the provisions of Section 8.02, may amend or supplement the Indenture with the consent of the Holders of at least a majority in aggregate principal amount of all series of the Notes outstanding;
     WHEREAS, ArcelorMittal Financial Services LLC became the successor issuer to Ispat Inland ULC, the original issuer of the Notes, pursuant to a Permitted Finco Collapse Transaction documented under the Eighth Supplemental Indenture dated as of December 28, 2007 among the Issuer, the Guarantors and the Trustee, and the Issuer wishes to have its obligations assumed by a successor issuer and to have its obligations guaranteed by certain additional affiliates;
     WHEREAS, the Issuer has solicited the consent of the Holders of the outstanding Notes to certain amendments to the Indenture (the “Consent Solicitation”) pursuant to the Consent Solicitation Statement dated April 23, 2008 (the “Consent Solicitation Statement”);
     WHEREAS, the Issuer has received and delivered to the Trustee written consents of the Holders of not less than a majority in outstanding principal amount of the Notes (other than Notes that are disregarded in accordance with the terms of the Indenture) to the amendments to the Indenture set forth in this Supplemental Indenture;
     WHEREAS, the Issuer, the Guarantors, the Successor Issuer and Trustee wish to enter into this Supplemental Indenture, the Issuer having obtained the requisite consent of the Holders.
     NOW, THEREFORE, each party agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the Holders of the Notes, as follows:
ARTICLE 1
CONSENT SOLICITATION COMPLETION EVENT
     When used in this Supplemental Indenture, “Consent Solicitation Completion Event” means such time as the Issuer shall have paid, or caused to have been paid, in full to each Holder the Consent

Payment (as defined in the Consent Solicitation Statement) with respect to which such Holder has validly delivered (and not validly revoked) its consent prior to the expiration of the Consent Solicitation.
ARTICLE 2
AMENDMENTS TO THE INDENTURE AND THE
INVENTORY SECURITY AGREEMENT
     SECTION 2.1 (a) Upon the occurrence of the Consent Solicitation Completion Event, and without any further action by any party hereto, the following definition in Section 1.01 of the Indenture is hereby amended and restated to read in its entirety as follows:
     “Finco Guarantors” means, after a Permitted Finco Reconstitution Transaction has occurred and prior to the occurrence of a Permitted Finco Collapse Transaction thereafter, each New Finco Guarantor referred to in the definition of “Permitted Finco Reconstitution Transaction”.
(b) Upon the occurrence of the Consent Solicitation Completion Event, and without any further action by any party hereto, the definition of “Permitted Finco Collapse Transaction” in Section 1.01 of the Indenture is hereby amended (i) by deleting clauses (a) through (c) of such definition and inserting the following in lieu thereof:
     (a) the Finco Guarantors transfer or cause to be transferred (including through a series of transfers among Finco Guarantors) to the Issuer (x) any Capital Stock held by any Finco Guarantor and (y) the First Mortgage Bonds owned by the Finco Guarantors (and in connection therewith the rate of interest payable by the Company on the First Mortgage Bonds will be reduced by an amount less than or equal to 5% of the unmodified yield of the First Mortgage Bonds immediately prior to such reduction, provided that after giving effect thereto the per annum rate of interest payable by the Company on the First Mortgage Bonds shall not be less than the per annum interest rate on the Notes);
     (b) the holders of Capital Stock of the Issuer transfer to a newly formed limited liability company (for purposes of this definition, the “Successor Issuer”) organized and existing under the laws of the United States of America, any State thereof or the District of Columbia which has no material assets or liabilities and all of the Capital Stock of which is owned by ArcelorMittal Holdings Inc. (“AM Holdings”) or any Person (other than the Company) that is in the same consolidated group as AM Holdings and the Company for U.S. tax purposes (the “AM Holdings Group Member”) either (x) all of the Capital Stock of the Issuer or (y) all of the assets and liabilities of the Issuer;
     (c) any Finco Guarantor may, if it so elects, transfer (including through a series of transfers among Finco Guarantors) or cause to be transferred to the Issuer, the Successor Issuer, AM Holdings or the AM Holdings Group Member, any Capital Stock of the Company that is owned by any such Finco Guarantor in exchange for Capital Stock of AM Holdings or the AM Holdings Group Member;
(ii) by deleting the words “the Company Parent” where they appear in clause (e) of such definition and inserting the words “AM Holdings or the applicable AM Holdings Group Member” in lieu thereof, and

(iii) by deleting the word “Indebtedness” where it appears in clause (g) of such definition and inserting the words “Capital Stock” in lieu thereof.
     (c) Upon the occurrence of the Consent Solicitation Completion Event, and without any further action by any party hereto, the definition of “Qualified Securitization Transaction” in Section 1.01 of the Indenture is hereby amended by inserting the words “the Company, any Restricted Subsidiary or” immediately before the words “ a Securitization Subsidiary” where they appear in clause (b) of such definition.
     SECTION 2.2 Upon the occurrence of the Consent Solicitation Completion Event, and without any further action by any party hereto, the following definition is hereby added to Section 1.01 of the Indenture in its proper alphabetical position:
     “Permitted Finco Reconstitution Transaction” means a transaction at any time after the occurrence of a Permitted Finco Collapse Transaction (pursuant to the definition thereof as in effect at any time) when no Default has occurred and is continuing in which each of the following events occur:
     (a) AM Holdings or the applicable AM Holdings Group Member transfers all of the Capital Stock of the Issuer to a newly formed partnership organized and existing under the laws of the State of Delaware (for purposes of this definition, the “Successor Issuer”) which, immediately after giving effect to such transfer, has no other material assets or liabilities and which is owned, directly or indirectly, by Mittal Canada Holdings Inc.;
     (b) the Issuer merges with and into the Successor Issuer, with the Successor Issuer being the survivor of such merger;
     (c) the Successor Issuer causes to be formed (i) a new unlimited company organized and existing under the laws of Nova Scotia (“New Finco Guarantor #1”) which has no material assets or liabilities and all of the Capital Stock of which is owned by the Successor Issuer and (ii) a new limited liability company organized and existing under the laws of the United States of America, any State thereof or the District of Columbia (“New Finco Guarantor #2” and, together with New Finco Guarantor #1, the “New Finco Guarantors”), which has no material assets or liabilities and all of the Capital Stock of which is owned by New Finco Guarantor #1;
     (d) the Successor Issuer transfers (including through a series of transfers among the Issuer, the Successor Issuer and the New Finco Guarantors) or causes to be transferred to New Finco Guarantor #2 (x) any First Mortgage Bonds held by the Successor Issuer (and, in connection therewith, (i) the rate of interest payable by the Company on the First Mortgage Bonds will be increased by an amount equal to 1.00% per annum and (ii) the interest rate payable on the First Mortgage Bonds will be amended to provide that, in the event that any portion of the First Mortgage Bonds is prepaid prior to April 1, 2014, an amount equal to the sum of the loan finance fees of the Issuer from the 2004 refinancing of the predecessor issuer, Ispat Inland ULC, which are allocable to the portion of the First Mortgage Bonds so prepaid plus the amount of transaction costs incurred in respect of any Permitted Finco Collapse Transaction (as defined in the Indenture as in effect on December 31, 2007) or Permitted Finco Reconstitution Transaction occurring on or prior to such date and which, at the time of repayment, are unrecovered (i.e., unamortized), as shown on the books and records of the Issuer, will be payable by the Company to the holders of the First Mortgage Bonds) and (y) any

Capital Stock owned by the Successor Issuer (other than Capital Stock issued by New Finco Guarantor #1);
     (e) the Successor Issuer, the Issuer and the New Finco Guarantors shall execute and deliver to the Trustee, in form satisfactory to the Trustee, a supplement to this Indenture whereby (x) the Successor Issuer shall expressly assume by supplemental indenture all obligations of the Issuer under this Indenture and the Notes and (y) each New Finco Guarantor shall guarantee all obligations of the Successor Issuer under this Indenture;
     (f) the owners of all of the Capital Stock of the Successor Issuer shall execute and deliver to the Trustee a supplement to the Pledge Agreement, in form satisfactory to the Trustee, pursuant to which the Capital Stock of the Successor Issuer shall be pledged to the Trustee as Collateral for the Successor Issuer’s obligations under the Notes and this Indenture;
     (g) the Successor Issuer shall execute and deliver to the Trustee a supplement to the Pledge Agreement, in form satisfactory to the Trustee, pursuant to which the Capital Stock of New Finco Guarantor #1 shall be pledged to the Trustee as Collateral for the Successor Issuer’s obligations under the Notes and this Indenture;
     (h) New Finco Guarantor #1 shall execute and deliver to the Trustee a supplement to the Pledge Agreement, in form satisfactory to the Trustee, pursuant to which the Capital Stock of New Finco Guarantor #2 shall be pledged to the Trustee as Collateral for the Successor Issuer’s obligations under the Notes and this Indenture;
     (i) New Finco Guarantor #2 shall execute and deliver to the Trustee a supplement to the Pledge Agreement, in form satisfactory to the Trustee, pursuant to which (x) any First Mortgage Bonds held by New Finco Guarantor #2 and (y) any Capital Stock owned by New Finco Guarantor #2 shall be pledged to the Trustee as Collateral for the Successor Issuer’s obligations under the Notes and this Indenture;
     (j) all filings and other actions necessary to preserve the perfection and priority of the Lien of the Trustee on the Collateral shall be made and taken; and
     (k) the Company shall deliver to the Trustee an officers’ certificate and an Opinion of Counsel, each stating that the merger of the Issuer with and into the Successor Issuer and such supplemental indenture and supplements to the Pledge Agreement comply with this Indenture and the Pledge Agreement and that all necessary actions have been taken to preserve the priority and perfection of the Lien of the Trustee on the Collateral.
     Upon compliance with each of the foregoing requirements, (i) the Successor Issuer shall be the successor to the Issuer and shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under this Indenture, the Notes and the Pledge Agreement, (ii) all references in this Indenture to “prior to a Permitted Finco Collapse Transaction” shall be understood to apply until a Permitted Finco Collapse Transaction is effected following the occurrence of a Permitted Finco Reconstitution Transaction, (iii) each New Finco Guarantor shall be a “Finco Guarantor” for all purposes under this Indenture and the Notes, (iv) all property or assets of AM Holdings or the applicable AM Holdings Group Member constituting a portion of the Collateral shall be released from the Lien of the Pledge Agreement and (v) Section 4.20 shall cease to apply (unless and until another Permitted Finco Collapse

Transaction shall occur) and Section 4.19 shall apply (unless and until another Permitted Finco Collapse Transaction shall occur).
     SECTION 2.3 Upon the occurrence of the Consent Solicitation Completion Event, and without any further action by any party hereto, Section 4.13 of the Indenture is hereby amended by inserting the words “or a Permitted Finco Reconstitution Transaction” immediately after the words “a Permitted Finco Collapse Transaction” where they appear in such section.
     SECTION 2.4 Upon the occurrence of the Consent Solicitation Completion Event, and without any further action by any party hereto, Section 4.19 of the Indenture is hereby amended (i) by deleting the word “Prior” at the beginning of the first sentence of such section and inserting the following in lieu thereof “After a Permitted Finco Reconstitution Transaction has occurred but prior”, (ii) deleting the lead-in to the second paragraph of such definition and replacing it with the following in lieu thereof “Without limitation of the foregoing restrictions, after a Permitted Finco Reconstitution Transaction has occurred but prior to the consummation of a Permitted Finco Collapse Transaction thereafter:”, (iii) deleting the words “Ispat Inland Finance, LLC’s” where they appear in clause (a)(iv) of such definition, (iv) deleting the words “the ability of Ispat Inland, L.P. to make payments on the Finco Mirror Note in accordance with its terms” where they appear in clause (c) of such definition and (v) deleting clauses (d) and (e) of such definition and inserting the following in lieu thereof:
     (d) each Finco Guarantor will maintain funds legally available in order to cause an amount of cash to be received by the Issuer sufficient for the Issuer to make payments on the Notes, in each case, on each date on which any payment is required to be made with respect to any Note;
     (e) [intentionally left blank];
     SECTION 2.5 Upon the occurrence of the Consent Solicitation Completion Event, and without any further action by any party hereto, Section 4.20 of the Indenture is hereby amended by inserting the following language at the end thereof:
     Notwithstanding the foregoing, the Issuer shall be permitted to engage in a Permitted Finco Reconstitution Transaction.
     SECTION 2.6 Upon the occurrence of the Consent Solicitation Completion Event, and without any further action by any party hereto, Section 2 of the Inventory Security Agreement is hereby amended by deleting the proviso at the end of Section 2 thereof and inserting in lieu of such proviso the following:
provided that, notwithstanding the foregoing, the Collateral shall not extend to any Receivables and Related Assets other than any right to payment in respect of Inventory which is not an Account or Chattel Paper.
ARTICLE 3
ASSUMPTION
     On the date a Permitted Finco Reconstitution Transaction which involves the Successor Issuer occurs, the Successor Issuer hereby expressly assumes on such date all obligations of the Issuer under the Indenture and the Notes, and, from and after such date, the term “Issuer,” as used in the Indenture and the Collateral Documents, shall mean and refer to the Successor Issuer.
ARTICLE 4
GUARANTEES
     On the date a Permitted Finco Reconstitution Transaction which involves each party identified on the signature pages hereof as a New Finco Guarantor (the “New Finco Guarantors”) occurs, each New Finco Guarantor hereby jointly and severally unconditionally guarantees, pursuant to Article Ten of the Indenture (to the same extent as if such New Finco Guarantor had been an original Guarantor pursuant to such Article Ten), to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors, the due and punctual payment in full when due of the principal of, premium, if any, interest, if any, with respect to the Notes and all other obligations of the Issuer or any Guarantor to the Holders or the Trustee under the Notes and the Indenture and that all other obligations under the Indenture or the Notes shall be promptly paid in full or performed, all in accordance with the terms thereof.
ARTICLE 5
CONSENT TO FORTIETH SUPPLEMENTAL INDENTURE TO FIRST MORTGAGE INDENTURE:
DELIVERY OF REPLACEMENT FIRST MORTGAGE BONDS
     SECTION 5.1 The Trustee has reviewed (i) the Fortieth Supplemental Indenture (the “First Mortgage Supplemental Indenture”) to the First Mortgage Indenture dated April 1, 1928 (as amended, restated, supplemented or otherwise modified immediately prior to the execution and delivery of the First Mortgage Supplemental Indenture, the “First Mortgage Indenture”) made by ArcelorMittal USA Inc. in favor of [___________] and The Bank of New York, as successor trustees thereunder (in such capacity, the “Successor Trustees”), including the amended form of the Series Z First Mortgage Bond contained in the First Mortgage Supplemental Indenture, and (ii) the Guarantee made by the guarantors party thereto in favor of the Successor Trustees (the “Guarantee”). The Trustee hereby consents to (x) the amendments to the First Mortgage Indenture contained in the First Mortgage Supplemental Indenture, including the amended form of the Series Z First Mortgage Bonds contained therein, and (y) the execution and delivery of the Guarantee by each of the parties thereto.
     SECTION 5.2 Upon request of the Issuer, the Trustee will deliver all Series Z First Mortgage Bonds in its possession (the “Original First Mortgage Bonds”) to the Issuer. The Issuer will promptly thereafter surrender such Original First Mortgage Bonds to the Successor Trustees. The Issuer shall, promptly after its receipt of the replacement Series Z First Mortgage Bonds issued pursuant to Article 2, Section 2 of the Amended Series Z First Mortgage Bonds (the “Amended First Mortgage Bonds”), deliver such Amended First Mortgage Bonds to the Trustee, which Amended First Mortgage Bonds are to be held as collateral pursuant to the Supplement to Pledge Agreement by and between the Issuer and the Trustee as in effect on the date thereof.
ARTICLE 6
MISCELLANEOUS
     SECTION 6.1 This Supplemental Indenture is executed and shall be construed as an indenture supplemental to the Indenture with respect to the Notes and, as provided in the Indenture, this Supplemental Indenture forms a part thereof with respect to the Notes. Except as herein modified, the Indenture is in all respects ratified and confirmed with respect to the Notes and all the terms, provisions and conditions thereof shall be and remain in full force and effect with respect to the Notes and every Holder of Notes shall be bound hereby. Except as expressly otherwise defined, the use of the terms and expressions herein is in accordance with the definitions, uses and constructions contained in the Indenture.
     SECTION 6.2 If and to the extent that any provision of this Supplemental Indenture limits, qualifies or conflicts with any other provision hereof or of the Indenture that is required to be included in the Indenture by any of the provisions of the TIA, such required provision shall control.
     SECTION 6.3 Unless otherwise indicated, capitalized terms used herein without definition shall have the meanings specified therefor in Section 1.01 of the Indenture and, in the case of references herein to the term “Permitted Finco Reconstitution Transaction”, as such Section 1.01 is amended hereby. For the avoidance of doubt, the amended definition of “Permitted Finco Collapse Transaction” effected hereby shall not relate to the Permitted Finco Collapse Transaction memorialized by the Eighth Supplemental Indenture.
     SECTION 6.4 Each provision of this Supplemental Indenture shall be considered separable and if for any reason any provision which is not essential to the effectuation of the basic purpose of this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
     SECTION 6.5 This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, as applied to contracts made and performed within the State of

New York, without giving effect to the principles of conflicts of law to the extent that the application of laws of another jurisdiction would be required thereby.
     SECTION 6.6 This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original but such counterparts shall together constitute but one and the same instrument.
     SECTION 6.7 This Supplemental Indenture shall become effective as of the date first above written.
     SECTION 6.8 Upon the consummation of the Permitted Finco Reconstitution Transaction, the Trustee is hereby authorized and directed to accept in substitution for the First Mortgage Bonds currently held as collateral under the Pledge Agreement First Mortgage Bonds in amended form reflecting the adjustments to the interest rate contemplated by the definition of Permitted Finco Reconstitution Transaction.

     IN WITNESS WHEREOF, the parties have caused this Supplemental Indenture to be executed on                                    , 2008, effective as of the date first above written.

ARCELORMITTAL FINANCIAL SERVICES LLC,
as Issuer

By:
Name:
Title:

ARCELORMITTAL USA PARTNERSHIP,
as Successor Issuer

By: 9064-4816 QUÉBEC INC., General Partner

By:

Name:
Title:

By: MITTAL CANADA INC., General Partner

By:

Name:
Title:

New Finco Guarantors:

3222193 NOVA SCOTIA COMPANY,
as a New Finco Guarantor

By:

Name:
Title:

ARCELORMITTAL FINANCE LLC,
as a New Finco Guarantor

By:

Name:
Title:

Guarantors:

ARCELORMITTAL (successor by merger to Mittal Steel
Company N.V.), as a Guarantor

By:

Name:
Title:
By:

Name:
Title:

ARCELORMITTAL USA INC. (formerly, Mittal Steel USA
Inc.), as a Guarantor

By:

Name:
Title:

BURNHAM TRUCKING COMPANY, INC.,
as a Guarantor

By:

Name:
Title:

ARCELORMITTAL USA INCOAL INC. (formerly,
Incoal Company), as a Guarantor

By:

Name:
Title:

ARCELORMITTAL MINORCA MINE INC. (formerly Mittal
Steel USA — Minorca Mine Inc.), as a Guarantor

By:

Name:
Title:

ARCELORMITTAL SERVICE INC. (formerly, Mittal Steel USA
Service Inc.), as a Guarantor

By:

Name:
Title:

ARCELORMITTAL CLEVELAND INC. (formerly, ISG Cleveland
Inc.), as a Guarantor

By:

Name:
Title:

ARCELORMITTAL WEIRTON INC. (formerly, ISG Weirton Inc.),
as a Guarantor

By:

Name:
Title:

ARCELORMITTAL HENNEPIN INC. (formerly, ISG Hennepin
Inc.), as a Guarantor

By:

Name:
Title:

ARCELORMITTAL INDIANA HARBOR LLC (formerly,
ArcelorMittal Indiana Harbor Inc.), as a Guarantor

By:

Name:
Title:

ARCELORMITTAL WARREN INC. (formerly, ISG Warren Inc.),
as a Guarantor

By:

Name:
Title:

ARCELORMITTAL RIVERDALE INC. (formerly, ISG Riverdale
Inc.), as a Guarantor

By:

Name:
Title:

MITTAL STEEL USA — VENTURE INC. (formerly, ISG Venture
Inc.), as a Guarantor

By:

Name:
Title:

ARCELORMITTAL PLATE LLC (formerly, ISG Plate LLC), as a
Guarantor

By:

Name:
Title:

ISG SPARROWS POINT LLC, as a Guarantor

By:

Name:
Title:

ARCELORMITTAL STEELTON LLC (formerly, ISG Steelton LLC),
as a Guarantor

By:

Name:
Title:

ARCELORMITTAL LACKAWANNA LLC (formerly, ISG Lackawanna
LLC), as a Guarantor

By:

Name:
Title:

ARCELORMITTAL BURNS HARBOR LLC (formerly, ISG Burns
Harbor LLC), as a Guarantor

By:

Name:
Title:

ARCELORMITTAL COLUMBUS LLC (formerly, ISG Columbus
Coatings LLC), as a Guarantor

By:

Name:
Title:

ARCELORMITTAL GEORGETOWN INC. (formerly, ISG Georgetown
Inc.), as a Guarantor

By:

Name:
Title:

MITTAL STEEL USA — RAILWAYS INC. (formerly, ISG Railways
Inc.), as a Guarantor

By:

Name:
Title:

ARCELORMITTAL HIBBING INC. (formerly, ISG Hibbing Inc.),
as a Guarantor

By:

Name:
Title:

HIBBING TACONITE HOLDING INC.,
as a Guarantor

By:

Name:
Title:

ISG ACQUISITION INC.,
as a Guarantor

By:

Name:
Title:

ARCELORMITTAL REAL ESTATE INC. (formerly, ISG Real
Estate Inc.), as a Guarantor

By:

Name:
Title:

ARCELORMITTAL TOW PATH VALLEY BUSINESS PARK DEVELOPMENT
COMPANY (formerly, Tow Path Valley Business Park
Development Company), as a Guarantor

By:

Name:
Title:

LASALLE BANK NATIONAL ASSOCIATION,
as Trustee

By:

Name:
Title:

     You may request assistance concerning the Solicitation by contacting the Solicitation Agent at the address or telephone number set forth below. You may request assistance in completing and delivering the Consent Letters or for additional copies of this Consent Solicitation Statement, the Consent Letters or other related documents by contacting the Information Agent at the address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Solicitation.
The Solicitation Agent for the Solicitation is:
Citigroup Global Markets Inc.
390 Greenwich St., 4th Floor
New York, New York 10013
Attention: Liability Management Group
Telephone (toll free): +1 800 558 3745
Telephone (collect): +1 212 723 6106
The Tabulation Agent for the Solicitation is:
Global Bondholder Services Corporation
65 Broadway, Suite 723, New York, New York 10006
Facsimile (for eligible institutions only): +1 212 430 3775
Telephone (to confirm receipt of facsimile): +1 212 430 3774
The Information Agent for the Solicitation is:
Global Bondholder Services Corporation
65 Broadway, Suite 723, New York, New York 10006
Attention: Corporate Actions
Telephone (banks and brokers): +1 212 430 3774
Telephone (toll free): +1 866 873 5600